

3001 Summer Street
Stamford, Connecticut 06926

Notice of the 2025 Annual Meeting and Proxy Statement

Dear Fellow Stockholder:

Thank you for your interest and investment in Pitney Bowes. I believe this is an incredibly exciting point in the Company's storied history.

Since becoming Chief Executive Officer in May 2024, I have worked closely with my colleagues and fellow Board members to lay a foundation for a value-enhancing transformation of this iconic, nearly 105-year-old business. I knew when taking on the role that Pitney Bowes had a long track record of successfully evolving and transforming with the times. As I reflect back on last year and look ahead to 2025, it's clear that these attributes remain an integral part of our DNA.

Last year, we laid out an ambitious plan to strengthen Pitney Bowes' financial position and renew the Company's focus on its core, cash-generating segments. Our plan included identifying the best path to divesting the Global Ecommerce segment, cutting non-essential expenses, optimizing our capital position and repatriating cash, and deleveraging the balance sheet. We made progress against every aspect of our plan, resulting in very strong total shareholder returns and a pathway to long-term value.

From a corporate governance standpoint, we completed the reconstitution of the Company's Board last year. Specifically, we added a number of new Board members with skills and backgrounds aligned to our primary needs in areas such as capital allocation, finance, sales, technology, and transformations. We also engaged with many of you to help inform changes to the Company's disclosure practices, investor relations processes and strategic priorities. All of this feedback was invaluable.

In terms of where we stand today, we have a much stronger balance sheet – with no debt maturing over the near term – and significantly improved free cash flow. We have flexibility to return cash to shareholders, and that is going to be a core element of how we think about capital allocation going forward.

Looking ahead, we will continue working hard to achieve our strong 2025 full-year financial guidance. Our emphasis on efficient operations and pursuing pockets of profitable growth in SendTech and Presort represent a viable blueprint for success. I'm excited to work with the rest of our management team, including new Chief Financial Officer Bob Gold, to implement our blueprint. As we do, Pitney Bowes' watchwords will be simplicity, speed and sales.

There are many compelling opportunities in front of us. On behalf of everyone at Pitney Bowes, I thank you for your support as we pursue them.

Sincerely,

Lance Rosenzweig

Chief Executive Officer and Director
Stamford, Connecticut
March 27, 2025





Notice of Annual Meeting of Stockholders:

We are pleased to provide notice of the 2025 annual meeting of stockholders (including any adjournments, postponements or continuations thereof, the ''Annual Meeting'') of Pitney Bowes Inc. (the ''Company''), scheduled to be held virtually on Tuesday, May 13, 2025 at 10:00 a.m. Eastern Time.

Time and Date:	**Tuesday, May 13, 2025 at 10:00 a.m. Eastern Time**
Place:	Via live webcast by visiting www.virtualshareholdermeeting.com/PBI2025
Record Date:	The close of business on March 17, 2025
Items of Business:	As described in the accompanying Proxy Statement detailing the business to be conducted at the Annual Meeting (the ''Proxy Statement''), the holders of our Common Stock will be asked to vote upon the following items of business at the Annual Meeting: 1. Election of seven director nominees to our Board of Directors (the ''Board''); 2. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accountants for 2025; 3. Non-binding advisory vote to approve executive compensation; 4. Approval of the Amended Pitney Bowes Inc. 2024 Stock Plan. Stockholders will also act on such other matters as may properly come before the Annual Meeting.
Voting:	**YOUR VOTE IS VERY IMPORTANT.** Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible so that your voice is heard. We urge you to VOTE TODAY by following the instructions on the enclosed proxy card to vote by Internet at www.proxyvote.com, or by completing and returning the enclosed proxy card in the postage-paid envelope provided. Returning the proxy does not deprive you of your right to attend the Annual Meeting and to vote your shares at the Annual Meeting. Stockholders of record as of the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. Such stockholders are urged to submit an enclosed proxy card, even if their shares were sold after such date. More information on voting your proxy card and attending the Annual Meeting can be found in the accompanying Proxy Statement and the instructions on the proxy card.
Attendance and Participation at the Meeting:	Stockholders as of the Record Date will be able to attend the virtual Annual Meeting by visiting the link above, where you will be able to listen to the meeting live, submit questions, and vote. More information on attending the Annual Meeting can be found in the accompanying Proxy Statement.

We thank you for your continued support of our Company and look forward to your participation at our Annual Meeting.

By Order of the Board of Directors,

Lauren Freeman-Bosworth
Executive Vice President, General Counsel and Corporate Secretary
March 27, 2025

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting To Be Held On May 13, 2025: The Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 are currently available for viewing online free of charge at www.pitneybowes.com under the caption ''Investor Relations'' or at www.proxyvote.com.



TABLE OF CONTENTS

In this Proxy Statement, we refer to Pitney Bowes, Inc. as "Pitney Bowes," the "Company," "we," and "us," the Company's Board of Directors as the "Board," the Company's Common Stock, par value $1.00 per share, as the "Common Stock" and "Company's Stock," and the Company's 2025 Annual Meeting of Stockholders, including any adjournments, postponements, or continuations thereof, as the "Annual Meeting."

Proxy Summary

The Annual Meeting

Time and Date:	**Tuesday, May 13, 2025 at 10:00 a.m. Eastern Time**
Place:	Via Live Webcast by visiting www.virtualshareholdermeeting.com/PBI2025
Record Date:	The close of business on March 17, 2025
Voting:	**YOUR VOTE IS VERY IMPORTANT.** Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible so that your voice is heard. We urge you to **VOTE TODAY** by following the instructions included with the proxy materials. Registered stockholders as of March 17, 2025 (the "Record Date") are entitled to submit proxies by Internet at www.proxyvote.com; telephone at 1-800-690-6903; or by completing your proxy card; or you may vote online during the virtual Annual Meeting. If you hold your shares through a broker, bank, trustee or other nominee, you are a beneficial owner and should refer to the instructions provided by that entity on voting methods.
Attendance and Participation at the Meeting:	Stockholders as of the Record Date will be able to attend the virtual Annual Meeting by visiting the link above, where you will be able to listen to the meeting live, submit questions, and vote. More information on attending the Annual Meeting can be found in the accompanying Proxy Statement.
Mail Date:	This Proxy Statement was first mailed to stockholders on or about March 27, 2025.

Agenda and Board Recommendations

Proposal	Board Recommendation
1 Election of Directors To elect seven directors to the Board for a term ending at the 2026 Annual Meeting of Stockholders (the "2026 Annual Meeting") and to serve until his or her successor has been duly elected and qualified, or until such director's death, resignation or removal. **The Board of Directors recommends that stockholders vote FOR the election of all the director nominees.**	**FOR**
2 Ratification of the Appointment of PricewaterhouseCoopers LLP as our Independent Registered Public Accountants for 2025 To ratify the selection of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the fiscal year ending December 31, 2025. **The Board of Directors recommends that stockholders vote FOR the ratification of PricewaterhouseCoopers LLP as our independent registered public accountants for 2025.**	**FOR**

Proposal	Board Recommendation
3 Non-Binding Advisory Vote to Approve Executive Compensation To approve, on a non-binding advisory basis, the compensation of the named executive officers as disclosed in this Proxy Statement. The Board has determined to hold this advisory vote on an annual basis. The next advisory vote is expected to take place at the 2026 Annual Meeting. The Board will review the results and take them into consideration when making future decisions regarding executive compensation. **The Board of Directors recommends that stockholders vote FOR the approval of executive compensation on an advisory basis.**	**FOR**
4 Approval of the Amended Pitney Bowes Inc. 2024 Stock Plan The Board is asking stockholders to approve the Amended Pitney Bowes Inc. 2024 Stock Plan (the "Amended 2024 Plan"). The 2024 Plan governs grants of stock-based awards to employees and is our only stockholder-approved equity compensation plan for stock-based awards. The amendment reflected in the Amended 2024 Plan will increase the number of shares issuable under the 2024 Stock Plan by 7,500,000 shares. **The Board of Directors recommends that stockholders vote FOR the proposal to approve the Amended Pitney Bowes Inc. 2024 Stock Plan.**	**FOR**

Virtual Annual Meeting Information

The Virtual Annual Meeting and Voting

Our Board is soliciting proxies to be used at the Annual Meeting to be held on May 13, 2025. This Proxy Statement contains information about the items being voted on at the Annual Meeting.

How do I participate in the Annual Meeting?

To participate in the Annual Meeting, registered stockholders and beneficial holders should visit http://www.virtualshareholdermeeting.com/PBI2025 and enter the 16-digit control number included on your proxy card, or on the instructions that accompanied your proxy materials. Stockholders may log into the meeting platform beginning at 9:45 a.m. Eastern Time on May 13, 2025. Stockholders of record as of the close of business on March 17, 2025 (Record Date) will be able to vote and ask questions during the meeting by remote participation by following the instructions on the meeting website.

The list of stockholders will be available for inspection by stockholders during the meeting at http://www.virtualshareholdermeeting.com/PBI2025.

May I submit questions during the Annual Meeting?

If you wish to submit a question, you may do so during the meeting by logging into the virtual meeting platform at http://www.virtualshareholdermeeting.com/PBI2025, typing your question into the "Ask a Question" field, and clicking "Submit." Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered at once. We will try to answer as many stockholder-submitted questions as time permits. Investors are always invited to send questions directly to Investor Relations at investorrelations@pb.com.

What if I experience technical issues with the virtual meeting platform?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during check-in or the meeting, please call the technical support number that will be posted on the virtual meeting platform log-in page. We encourage you to access the meeting prior to the start time.

Outstanding Shares and Vote Entitlement

Stockholders of record at the close of business on the Record Date are entitled to receive notice of and the right to vote at the Annual Meeting. Each share of Pitney Bowes Common Stock has one vote. As of the Record Date, 183,029,631 shares of Common Stock were issued and outstanding.

How do I vote?

If you are a registered stockholder, which means you hold shares in your name, you may choose one of three methods to submit your proxy to have your shares voted:

- you may submit your proxy online via the Internet by accessing the following website and following the instructions provided: www.proxyvote.com;
- you may submit your proxy by telephone by calling 1-800-690-6903; or
- you may choose to grant your proxy by completing and mailing the proxy card.

Alternatively, you may participate in the Annual Meeting and vote your shares by following the instructions available on the meeting website at that time.

How do I vote if I hold my shares in street name?

If you hold your shares in street name, you will receive instructions from your broker, bank, or other nominee, describing how to vote your shares. In addition, you may be eligible to vote by internet or telephone if your broker, bank or other nominee participates in the proxy voting program provided by Broadridge. If your bank, brokerage firm or other nominee is participating in Broadridge's program, your voting form will provide instructions. Beneficial owners voting by telephone or internet are subject to the same deadlines as described above for holders of record.

May I revoke my proxy or change my vote?

If you are a registered stockholder, you may revoke your proxy or change your vote at any time before your proxy is voted at the Annual Meeting by any of the following methods:

- you may send in a revised proxy dated later than the first proxy;
- you may vote by participating in the meeting; or
- you may notify the Corporate Secretary in writing prior to the meeting stating that you have revoked your proxy.

Attendance at the meeting alone will not revoke your proxy. If you hold your shares through a broker, bank, trustee or other nominee, you are a beneficial owner and should refer to instructions provided by that entity on how to revoke your proxy or change your vote.

What constitutes a quorum?

The holders of shares representing a majority of the votes entitled to be cast at the Annual Meeting constitutes a quorum. If you submit your proxy by Internet, telephone or proxy card, you will be considered part of the quorum. Abstentions and broker non-votes are included in the count to determine a quorum.

What vote is required for a proposal to pass?

If a quorum is present, director candidates receiving an affirmative vote of a majority of votes cast will be elected. Proposals 2, 3 and 4 will be approved if a quorum is present and a majority of the votes cast by the stockholders entitled to vote thereon are voted for the proposal.

How are votes counted?

You may vote "for", "against" or "abstain" with respect to each of the proposals presented. A vote "for" will be counted in favor of the proposal or respective director nominee and a vote "against" will be counted against each proposal or respective nominee.

A broker non-vote occurs with respect to a proposal when a broker, bank, financial institution or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner. Under the rules of the New York Stock Exchange ("NYSE"), brokers, banks, financial institutions or other nominees may generally vote on routine matters without instructions from a beneficial owner but cannot vote on non-routine matters. Note that whether a proposal is considered routine or non-routine is subject to NYSE rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank, financial institution or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

If your broker **does not** have discretionary voting authority and you do not provide voting instructions, or if you abstain on one or more agenda items, the effect will be as follows:

Proposal 1: Election of Directors

Broker non-votes and abstentions will not count as "votes cast" in the election of directors. They will therefore not be counted either for or against the election of any director, and will not be considered in determining whether a director has received the affirmative vote of a majority of the votes cast.

Proposal 2: Ratification of the Appointment of the Independent Accountants for 2025

Proposal 2 is considered a routine matter. Because a bank, broker, trustee, or other nominee may generally vote in their discretion on routine matters, no broker non-votes are expected in connection with this proposal. Broker non-votes, if any, and abstentions will not count as "votes cast" for this proposal. They will therefore not be considered in determining whether the majority of the votes cast have been voted in favor of the proposal.

Proposal 3: Non-binding Advisory Vote to Approve Executive Compensation

Broker non-votes and abstentions will not be considered votes cast and therefore will not be counted either for or against the proposal and will not be considered in determining whether the majority of the votes cast have been voted in favor of the proposal.

Proposal 4: Approval of the Amended Pitney Bowes Inc. 2024 Stock Plan

Broker non-votes and abstentions will not be considered "votes cast" and therefore will not be counted either for or against this proposal and will not be considered in determining whether the majority of the votes cast have been voted in favor of the proposal.

How do Dividend Reinvestment Plan participants or employees with shares in the 401(k) plans vote by proxy?

If you are a registered stockholder and participate in our Dividend Reinvestment Plan, or our employee 401(k) plans, your proxy includes the number of shares acquired through the Dividend Reinvestment Plan and/or credited to your 401(k) plan account.

Shares held in our 401(k) plans are voted by the plan trustee in accordance with voting instructions received from plan participants. The plans direct the trustee to vote shares for which no instructions are received in the same proportion (for, against or abstain) indicated by the voting instructions given by participants in the plans.

Who will count the votes?

Broadridge Financial Solutions, Inc. (Broadridge) will tabulate the votes and act as Inspector of Election.

Want more copies of the Proxy Statement? Getting too many copies?

Only one Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2024 will be delivered to multiple stockholders sharing an address unless one or more of the stockholders provide contrary instructions to us or, if applicable, to your bank or broker. This process is commonly referred to as "householding".

You may request to receive a separate copy of the Annual Meeting materials, and we will promptly deliver the requested materials.

Similarly, you may request to receive a separate copy of the Annual Meeting materials in the future, or if you are receiving multiple copies, you may request delivery of a single copy of the Annual Meeting materials or, as applicable, Notice of Internet Availability in the future.

Requests can be made to:

Broadridge Householding Department by phone at 1-866-540-7095 or by mail to:

Broadridge Householding Department
51 Mercedes Way
Edgewood, New York 11717.

If you own shares of stock through a bank, broker or other nominee, please notify that entity if you no longer wish to participate in householding and would prefer to receive a separate copy of these materials, or if you are receiving duplicate copies of these materials and wish to have householding apply.

Additional copies of our 2024 Form 10-K or the Proxy Statement will be sent to stockholders free of charge upon written request to:

Investor Relations, Pitney Bowes Inc.
3001 Summer Street
Stamford, CT 06926-0700.

Want electronic delivery of the Proxy Statement and Annual Report on Form 10-K?

We want to communicate with you in the way you prefer. You may receive:

GENERAL INFORMATION

- a Notice of Internet Availability of Proxy Materials or a full set of printed materials, including the Proxy Statement, Annual Report on Form 10-K, and proxy card; or
- an e-mail with instructions for how to view the Annual Meeting materials and vote online.

If you received the Notice of Internet Availability of Proxy Materials or a full set of Annual Meeting materials by mail, you may choose to receive future annual meeting materials electronically by following the instructions when you vote online or by telephone. With electronic delivery, you will receive an e-mail for future meetings listing the website locations of these documents and your choice to receive Annual Meeting materials electronically will remain in effect until you notify us that you wish to resume mail delivery of these documents. If you hold your Pitney Bowes stock through a bank, broker, trustee or other nominee, you should refer to the information provided by that entity for instructions on how to elect this option. This Proxy Statement and our 2024 Form 10-K may be viewed online at www.pitneybowes.com under the caption "Investor Relations".

Stockholder Proposals and Nominations for the 2026 Annual Meeting

Nomination of Director Candidates: Stockholders may nominate candidates to serve on the Board. Our By-laws provide for proxy access whereby a stockholder (or a group of not more than 20 stockholders and/or beneficial owners) who has continuously held at least 3% of our Common Stock for 3 years or more may nominate up to the greater of 2 individuals or 20% of the Board and have the nominee(s) included in our proxy statement, provided that the stockholder and nominee(s) satisfy the requirements set forth in the By-laws. Our By-laws require stockholders seeking to make a director nomination to give notice at least 90 days, but no more than 120 days, prior to the date of the first anniversary of the preceding year's annual meeting. As a result, you must deliver notice of a nomination to us no earlier than January 13, 2026 and no later than the close of business on February 12, 2026 in order to nominate a candidate for director at our 2026 Annual Meeting. The notice must contain the information required by our By-laws which require the information required under Rule 14a-19 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Rule 14a-8 Stockholder Proposals: To be considered for inclusion in our Proxy Statement for the 2026 Annual Meeting, the Company must receive notice of a stockholder proposal on or before November 17, 2025. The proposal must comply with the SEC rules regarding eligibility for inclusion in our Proxy Statement, and should be addressed to: Pitney Bowes Inc., 3001 Summer Street, Stamford, Connecticut 06926, Attention: Corporate Secretary.

Non-Rule 14a-8 Stockholder Proposals: If you intend to present a proposal at an annual meeting other than by submitting a stockholder proposal for inclusion in our Proxy Statement for that meeting, our By-laws require you to give notice at least 90 days, but no more than 120 days, prior to the date of the first anniversary of the preceding year's annual meeting. As a result, you must deliver notice of a proposal to us no earlier than January 13, 2026, and no later than the close of business on February 12, 2026 in order to present it at the 2026 Annual Meeting. The notice must contain the information required by our By-laws, and should be addressed to: Pitney Bowes Inc., 3001 Summer Street, Stamford, Connecticut 06926, Attention: Corporate Secretary.

Corporate Governance

As part of the Company's turnaround in 2024, the Company and the Board have undergone significant changes. At the May 2024 Annual Meeting, the shareholders elected a Board of five individuals, who shortly thereafter elected Lance Rosenzweig as the Interim CEO and announced four critical strategic pillars to drive the Company's turnaround. From May through the fall of 2024, the Board and senior management led the Company through a period of tremendous change in executing on each of these strategic pillars, including: 1) a Strategic Review of Global Ecommerce; 2) Cost Rationalization; 3) Cash Optimization; 4) Balance Sheet Deleveraging. In October, based on the tremendous progress already achieved, the Board made further changes to drive the next stage of the Company's journey:

- The appointment of Lance Rosenzweig as the permanent CEO of Pitney Bowes.
- The appointment of Milena Alberti-Perez as the next Non-Executive Chair of the Board, bringing her deep financial expertise to lead the Company.
- The appointment of three new Board members: Paul Evans, Catherine Levene, and Julie Schoenfeld.

With these additional Directors, the seven member Board's skills include a comprehensive set of significant senior level operations leadership, financial expertise, capital markets experience, and relevant industry and technology expertise.

We encourage stockholders to visit our Corporate Governance website at www.pitneybowes.com under the caption "Our Company—Leadership & Governance—Board of Directors" for information concerning charters of the committees of the Board and "Our Company—Leadership & Governance—Corporate Governance" for information concerning governance practices, including the Governance Principles of the Board and the directors' Code of Business Conduct and Ethics.

Our Business Practices Guidelines, which is the Code of Ethics for employees, including our CEO and our named executive officers ("NEOs"), is also available at www.pitneybowes.com under the caption "Corporate Responsibility—Ethics & Compliance". We intend to disclose any future amendments or waivers to certain provisions of the directors' Code of Business Conduct and Ethics or the Business Practices Guidelines on our website within four business days following such amendment or waiver.

Key Corporate Governance Practices that Enhance the Board's Independent Leadership, Accountability and Oversight

Thoughtful Board Composition
- ✔ Highly skilled Board, with a range of viewpoints, composed of individuals with the right skills to drive the Company forward
- ✔ Conscientious directors attend 75% or more of Board meetings

Independence
- ✔ Separate Chair and CEO roles, with distinct duties and responsibilities
- ✔ All directors are independent[1] (other than CEO)
- ✔ Independent directors meet separately from management in executive sessions at Board meetings

Strong Corporate Governance Practices
- ✔ Meaningful stock ownership and retention guidelines for directors, CEO and key executive officers
- ✔ Hedging and pledging of Company stock by directors and officers is prohibited
- ✔ Majority vote standard for Charter amendments
- ✔ Majority vote standard for By-law amendments
- ✔ Responsive and active stockholder engagement with regular participation by directors

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[1] Per the independence requirements under the Securities Exchange Act of 1934 and stock exchange listing rules.

Board of Directors

Pitney Bowes is deeply committed to ensuring its Board of Directors is comprised of a strong and engaged set of directors, with a balanced mix of experience, skills, leadership expertise, and independent perspectives to execute the Company's strategy and enhance value for stockholders.



Milena Alberti-Perez
Non-Executive Chair
Expertise: *Finance and Governance*
Committees: *Audit, Comp., VEC*



Paul Evans
Independent Director
Expertise: *Capital Markets and Transformation*
Committees: *Audit (Chair), Comp., VEC*



Todd Everett
Independent Director
Expertise: *Ecommerce and Logistics*
Committees: *Audit, Comp., Governance, VEC*



Catherine Levene
Independent Director
Expertise: *Digital Innovation and Executive Leadership*
Committees: *Comp., Governance*



Lance Rosenzweig
CEO



Julie Schoenfeld
Independent Director
Expertise: *Technology and Innovation*
Committees: *Audit, Governance (Chair)*



Kurt Wolf
Independent Director
Expertise: *Value Investment and Corporate Strategy*
Committees: *Comp. (Chair), Governance, VEC (Chair)*

Leadership Structure

The roles of Chair and CEO are currently separate and Milena Alberti-Perez, an independent director, was appointed as our Non-Executive Chair of the Board in October 2024. In addition to Chairing the Board, Ms. Alberti-Perez is a member of the Audit, Executive Compensation and Value Enhancement Committees and the Board believes that Ms. Alberti-Perez's capital markets acumen, corporate finance expertise and governance experience make her the right Chair as Pitney Bowes continues to focus on initiatives that include improving cash management, deleveraging its balance sheet, and implementing and maintaining cost reductions.

The Board has established well-defined responsibilities, qualifications and selection criteria with respect to the Chair role. This information is set forth in detail in the Governance Principles of the Board of Directors, which can be found on our website at www.pitneybowes.com under the caption "Our Company—Leadership & Governance—Corporate Governance."

CEO and Management Succession Planning

The Board is responsible for management and CEO succession planning, including evaluating the performance of the CEO and considering successors for the position. This involves overseeing an internal pipeline of talent for future CEO candidates and other key management positions across the company. The criteria used when assessing the qualifications of potential CEO successors include, among others, strategic vision and leadership, operational excellence, financial management, the ability to motivate employees, and an ability to develop an effective working relationship with the Board. The Governance Principles of the Board of Directors, which are posted on the Company's website at www.pitneybowes.com under the caption "Our Company—Leadership & Governance—Corporate Governance," include additional information about succession planning.

Periodically, the Board considers management's recommendations concerning succession planning for senior management roles other than the role of CEO. As part of this process, the Board reviews development plans to strengthen and supplement the skills and qualifications of internal succession candidates.

In May 2024, Lance Rosenzweig was named interim CEO. Following a comprehensive CEO search supported by a nationally recognized executive search firm and including both internal and external candidates, Mr. Rosenzweig was named permanent CEO in October 2024. As interim CEO, Mr. Rosenzweig concluded the strategic review of Global Ecommerce through a value-maximizing exit, significantly expanded the cost rationalization program, and delivered on a meaningful portion of the cash optimization target. After evaluating Mr. Rosenzweig's considerable contributions as interim CEO and his proven track record of value creation at Pitney Bowes and at other companies, the Board determined that he is the best-qualified individual to complete the Company's transformation and pursue future opportunities for maximizing value. Mr. Rosenzweig will continue to serve as a non-independent member of the Board.

Board Composition, Skills and Experience Review, and Board Refreshment

On-boarding New Directors to the Board

We have heard throughout our investor engagement that stockholders wanted to understand the process for onboarding new members of the Board. The table below illustrates the numerous ways that the new directors are brought up to speed and oriented to the Company:

Element of training	Description
Getting to know the Senior Leadership	Immediately upon joining the Board, each new Board member meets one on one with each of the senior leaders of the Company as well as with other key members of management relevant to their areas of expertise (such as the Treasurer).
Understanding the Businesses	Immediately upon joining the Board, each new Board member is provided access to historic information shared with the Board to understand and review historic information and trends. As an example, the Board traveled together in February 2024 to visit a Presort site to learn firsthand about the operational aspects and meet leadership of that business. We look for similar opportunities on a regular basis to expose our Board to our business and operations.
Learning about the committees	Management associated with each committee held introductory meetings to discuss how the committee would work, review committee charters, and set priorities.

2024 Board Actions taken to Enhance Shareholder Value

Operational Oversight

Pitney Bowes has undergone significant leadership and strategic transformation, focused on streamlining the Company to drive long-term shareholder value by investing further in our profitable and cash-generating businesses: Presort, SendTech, and the Pitney Bowes Bank. The Board has been an integral part of the Pitney Bowes transformation and value creation for shareholders.

Following last year's annual meeting, the Board immediately set out four key strategic initiatives it was focused on, which included cost rationalization, an accelerated review of the Global Ecommerce business), cash optimization and balance sheet deleveraging. The Board has taken prompt, thoughtful and decisive actions on those, and additional, items, including:

CEO Change: In May 2024, Lance Rosenzweig was appointed as the Company's second Interim CEO after the departure of Jason Dies, who had been acting as Interim CEO since October 2023. Following Mr. Rosenzweig's appointment, the Board continued an extensive CEO search process. After considering internal and external candidates, in October 2024

Mr. Rosenzweig was appointed as permanent CEO, to advance key priorities to put Pitney Bowes in a better position to drive long-term shareholder value. See "CEO and Management Succession Planning" on page 13 for additional information.

Cost Rationalization: During the second quarter of 2024, the Board approved a cost rationalization initiative to accelerate cost reductions and improve efficiencies, which is expected to generate annualized cost savings of $170 million-$190 million by the end of 2025.

Global Ecommerce Business: The Board conducted a comprehensive strategic review, with the assistance of independent legal and financial advisors, on the Global Ecommerce segment of Pitney Bowes and determined that a wind-down of the Global Ecommerce business was in the best interests of Pitney Bowes shareholders. Subsequently, Pitney Bowes entered into a series of transactions designed to facilitate an orderly wind-down of a majority of the Company's Global Ecommerce reporting segment. In connection with the wind-down, an affiliate of Hilco Commercial Industrial, LLC subscribed for 81% of the voting interests in the subsidiary, DRF Logistics, LLC owning a majority of the Global Ecommerce segment's net assets and operations (DRF Logistics, LLC and its subsidiary, DRF LLC, the "Ecommerce Debtors") for de minimis consideration (the "GEC Sale"), with a subsidiary of Pitney Bowes retaining 19% of the voting interests and 100% of the economic interests. Subsequent to the GEC Sale, the Global Ecommerce Debtors, at the direction of their own governing bodies, filed petitions to commence Chapter 11 bankruptcy cases and conduct an orderly wind-down of the Global Ecommerce debtors. The wind-down process is nearing completion. Exiting the Global Ecommerce business is expected to improve go-forward earnings by eliminating the losses generated by Global Ecommerce which were $136 million in 2023.

Cash Optimization: In 2024, the Company repatriated approximately $140 million of international cash and freed up approximately $40 million of cash from the Pitney Bowes Bank. Pitney Bowes has also implemented a global cash pooling structure, which will enable it to maintain lower levels of cash in international jurisdictions moving forward. Overall, these initiatives unlocked more than $200 million that can be utilized to reduce debt and return capital to shareholders and invest in high-return organic growth opportunities and tuck-in acquisitions.

Balance Sheet Deleveraging: During 2024, Pitney Bowes repaid $175 million of the $275 million in senior secured notes issued by Oaktree Capital Management, L.P., the balance of which on December 31, 2024, was $96,562.500. The repayment was funded by cash on hand.

Board Refreshment and Size

The Governance Committee is tasked with the ongoing evaluation of the skills on the Board today, and those that the Board may need in the future. The Committee is also tasked with considering the optimal size of the Board. The Board was comprised of five directors after the 2024 Annual Meeting, which allowed the Board to be nimble and to act quickly to execute numerous strategic initiatives, including the exit of Global Ecommerce, cost rationalization initiatives and the selection of a permanent CEO.

Throughout 2024, as Pitney Bowes moved to the next phase of the Company's strategy, the Committee identified additional skills that would enhance the Board's oversight, including complementary financial expertise, CEO experience and technology experience. In identifying the additional skills to enhance oversight of the company, the Board determined to increase in size. The Board engaged a nationally recognized executive and board recruiting firm to identify candidates that met the selected criteria and to evaluate candidates that had been identified by existing directors. This process resulted in a Board of seven directors with the addition of:

- *Paul Evans*, a former public company finance executive, who brings additional experience in capital markets and overseeing successful financial initiatives and transformations to the Board.
- *Julie Schoenfeld*, who brings over 30 years of experience to the Board as a founder and executive leader of technology companies, a key component of our business going forward.
- *Catherine Levene*, a former public company executive who brings important digital innovation experience to the Board.

In addition, the Board reviews the individual contributions of directors and the culture and efficiencies of the Board as a whole. As part of this process, the Board periodically circulates to its members a performance assessment questionnaire. The results of the assessment are reviewed by the respective committees, with a view toward taking action to address issues presented. The Governance Committee assesses the contributions of each director and determines the skill set required for new members joining the Board. The Chair and Governance Committee chair also have individual conversations with members of the Board. In addition, the Board periodically retains an outside advisor to conduct an assessment of the Board.

Director Independence

The Board conducts an annual review of the independence of each director under the New York Stock Exchange listing standards and our own standards of independence, which are set forth in the Governance Principles of the Board available on our website at www.pitneybowes.com under the caption "Our Company—Leadership & Governance—Corporate Governance." In making these determinations, the Board considers, among other things, whether any director or the director's immediate family members have had any direct or indirect material relationship with Pitney Bowes or its management, including current or past employment with Pitney Bowes or its independent accountants.

The Board has determined that, except for the CEO, all Board members and nominees are independent under the NYSE listing standards and the standards set forth in the Governance Principles of the Board. All former directors who served on the Board since the beginning of the last fiscal year (other than Mr. Rosenzweig, who was elected as Interim CEO in May 2024 and permanent CEO in October 2024) were independent during the portion of that period that they served on the Board. The Board has also determined that all members of the Audit Committee and Executive Compensation Committee meet the heightened independence standards applicable to those committees.

Role of the Board of Directors in Risk Oversight

The Board is responsible for oversight of risk. Management is responsible for risk management, including identification and mitigation planning. The Company has an enterprise risk management program to identify, assess, monitor and address risks across the entire Company and its business operations. The description, assessments, mitigation plans and status for each enterprise risk are developed and monitored by management, including management "risk owners" and an oversight management risk committee.

Both the Audit Committee and the entire Board review on an ongoing basis the structure of the Company's enterprise risk management program, including the overall process by which management identifies and manages risks. As part of this review, the Board regularly provides feedback to management on its view of ways to continually improve the program. Upon the recommendation of the Governance Committee, the Board assigns oversight responsibility for each of the enterprise-wide risks to either a specific committee of the Board, or to the full Board. The Board and each committee are responsible for oversight of one or more risks. The assignments are generally made based upon the type of enterprise risk and the linkage of the subject matter to the responsibilities of the committee as described in its charter or the nature of the enterprise risk warranting review by the full Board. For example, the Audit Committee oversees risks relating to liquidity and internal controls, the Governance Committee oversees risks relating to ESG, and the Executive Compensation Committee oversees risks relating to the Company's compensation programs.

The Audit Committee also has oversight of the technology functions, including management's processes for identifying and mitigating technology-related risks, including cybersecurity risks, to help align our risk exposure with our strategic objectives. Senior technology leadership, including our Chief Information Security Officer (CISO), briefs the Audit Committee on our cybersecurity and information security posture semi-annually and on an as needed basis, and the full Board is apprised on an annual basis.

Each enterprise risk and its related mitigation plan is reviewed by either the Board or the designated Board committee on an annual basis. On an annual basis, the Board receives a report on the status of all enterprise risks and their related mitigation plans.

Management and the Board monitor the risks and determine, from time to time, whether new risks should be considered either due to changes in the external environment, changes in the Company's business, or for other reasons. Management also determines whether previously identified risks should be combined with new or emerging risks. Management reviews with the Board its recommendations on how to adjust the specific enterprise risk for Board approval.

Stockholder Engagement

It is our practice to contact many of our stockholders over the course of the year to seek their views on various governance topics and executive compensation matters. Our comprehensive stockholder engagement program is supplemented by our year-round investor relations outreach program that includes post-earnings communications, one-on-one conferences, individual meetings and general availability to respond to investor inquiries. We also periodically engage proxy advisory firms for their viewpoints.

The multifaceted nature of this program allows us to maintain meaningful engagement with a broad audience, including large institutional investors, smaller to mid-size institutions, pension funds, advisory firms, and individual investors. The chart below details the engagements that we had to discuss the governance and compensation changes following the 2024 Annual Meeting.

2024 Stockholder Engagement	What did we hear from stockholders?	What did we do about it?
We reached out to holders of approximately 50% of our outstanding shares to invite them to engage with us on various governance topics and executive compensation matters. From the Fall 2024 invitations: • We met with stockholders representing approximately 32% of the outstanding shares of the Company. • An independent director joined each meeting.	Our investors asked questions about the Board composition, how new directors were onboarded, the CEO search, the role of the various committees including the Value Enhancement Committee, and the strategic transformation of the Company.	We shared insights and perspectives of our stockholders with the Governance Committee, Executive Compensation Committee and with the Board. We included disclosures describing the changes in Board composition, the reasons for the changes, and the role of the Board, in the proxy, see for instance pages 14 and 15.

Communications

Stockholders and other interested parties may communicate via e-mail to investorrelations@pb.com or they may write to one or more directors, care of the Corporate Secretary, Pitney Bowes Inc., 3001 Summer Street, Stamford, CT 06926-0700.

The Board has instructed the Corporate Secretary to assist the Non-Executive Chair, Audit Committee Chair and the Board in reviewing all electronic and written communications, as described above, as follows:

• Customer, vendor or employee complaints or concerns are investigated by management and provided to the Board Chair as appropriate;

• If any complaints or similar communications regarding accounting, internal accounting controls or auditing matters are received, they are forwarded by the Corporate Secretary to the General Auditor and to the Audit Committee Chair for review and copies are also forwarded to the Chair. Any such matter will be investigated in accordance with the procedures established by the Audit Committee; and

• Other communications raising matters that require investigation are shared with appropriate members of management to permit the gathering of information relevant to the directors' review and are also forwarded to the director or directors to whom the communication was addressed.

Except as provided above, the Corporate Secretary forwards appropriate written communications, as applicable to the full Board, or to individual directors. Advertisements, solicitations for periodical or other subscriptions, and other similar communications generally are not forwarded to the directors.

Board Committees and Meeting Attendance

During 2024, each director attended at least 75% of the aggregate total number of Board meetings and meetings held by the Board committees on which they served. In 2024, after considering the needs of the Company and benchmarking, the Board decided to change the number of regularly scheduled in person Board meetings from 6 to 4 (once a quarter). The Board also decided to hold additional meetings as warranted by the Company's needs. As a result, in addition to the regular 4 Board meetings in 2024, the Board held 31 additional meetings in the spring and summer to focus on the strategic evaluation of the Global Ecommerce business, the CEO search process and other executive management changes, and be able to act with appropriate speed in leading and overseeing the strategic pillars of the Company's transformation announced in May 2024. In addition to the Board meetings listed above, the Governance Committee met 8 times, the Audit Committee 5 times, and the Executive Compensation Committee 10 times in 2024. In May 2024, the Board established the Value Enhancement Committee to support the execution of strategic priorities. The independent directors regularly met in executive session as part of the Board meetings to review the topics discussed during the meeting.

It is the longstanding practice and the policy of the Board that the directors attend the annual meeting of stockholders. All of our then-serving directors attended the May 2024 annual meeting.

The members of all Board committees are independent directors pursuant to New York Stock Exchange independence standards. Each committee of the Board operates in accordance with a charter. The current members of each of the Board committees are set forth in the chart below.

Name	Audit	Executive Compensation	Value Enhancement Committee	Governance
Milena Alberti-Perez	X	X	X	
Paul Evans	Chair	X	X	
Todd Everett	X	X	X	X
Catherine Levene		X		X
Julie Schoenfeld	X			Chair
Kurt Wolf		Chair	Chair	X

Committees Structure

The Board maintains three standing key committees—Audit Committee, Executive Compensation Committee and Governance Committee—all comprised of independent directors to oversee specific areas, as identified in their committee charters. More information about each of our Committee charters and their governance can be found on the Company's website at www.pitneybowes.com under the caption "Our Company—Leadership & Governance—Board of Directors."

From time to time, and as necessary for the specific needs of the company, the Board establishes special committees, comprised of directors that have skills and expertise applicable to the situation. In May 2024, the Board established the Value Enhancement Committee ("VEC"), which is tasked with overseeing financial, operational, and strategic initiatives aimed at accelerating value creation for the company and is comprised of directors with relevant financial and transformational expertise.

Audit Committee

The Audit Committee oversees the integrity of our financial statement and the performance of reporting standards and practices and our internal financial controls to confirm compliance with the policies and objectives established by the Board. In addition, the Audit Committee oversees our ethics and compliance programs. The Audit Committee appoints independent accountants to conduct the annual audits and discusses with our independent accountants the scope of their examinations, with particular attention to areas where either the Audit Committee or the independent accountants believe special emphasis should be directed. The Audit Committee reviews the annual financial statements and independent accountant's report, invites the independent accountant's recommendations on internal controls and on other matters, and reviews the evaluation given and corrective action taken by management. It reviews the independence of the independent accountants and approves their fees. The Audit Committee also reviews our internal accounting controls and the scope and results of our internal auditing activities and submits reports and proposals on these matters to the Board. In May 2024, the Finance Committee was dissolved, and many responsibilities of the Finance Committee were added into the Audit Committee Charter.

The Audit Committee is also responsible for overseeing the process by which management identifies and manages the Company's risks. The Audit Committee meets in executive session with the independent accountants and internal auditor at each Audit Committee meeting.

The Audit Committee also has oversight over the information technology function, cybersecurity risks as well as compliance generally. The Audit Committee regularly discusses cybersecurity with leaders of the technology, information security, privacy and audit functions. The Audit Committee's Charter is available on the Company's website at https://www.pitneybowes.com/us/our-company/board-of-directors/audit-charter.html.

The Board has determined that the following members of the Audit Committee are "Audit Committee financial experts," as that term is defined by the SEC: Milena Alberti-Perez and Paul Evans. All Audit Committee members are independent as defined under the New York Stock Exchange and SEC rules for Audit Committee independence.

Executive Compensation Committee

The Executive Compensation Committee is responsible for our executive compensation policies and programs. The Executive Compensation Committee Chair frequently consults with, and the Executive Compensation Committee meets in executive session with, Pay Governance LLC, its independent compensation consultant. The Executive Compensation Committee recommends to all of the independent directors for final approval policies, programs and specific actions regarding the compensation of the CEO and approves the same for all of our other executive officers. The Executive Compensation Committee also recommends the "Compensation Discussion and Analysis" (the "CD&A") for inclusion in our Proxy Statement, in accordance with the rules and regulations of the SEC and reviews and approves stock grants and other stock-based compensation awards. The Executive Compensation Committee may delegate its authority to the fullest extent permitted by Delaware law and has delegated certain of its responsibilities under the 2018 Plan and the 2024 Plan, including the limited authority to make awards to employees below the executive officer level, to the person holding the office of chief executive officer as consistent with Delaware law.

All Executive Compensation Committee members are independent as independence for compensation committee members is defined under the New York Stock Exchange and SEC rules. The Executive Compensation Committee's Charter is available on the Company's website at https://www.pitneybowes.com/us/our-company/board-of-directors/executive-compensation-charter.html.

Value Enhancement Committee

Specifically, the purpose of the VEC is to assist the Board in: (a) conducting strategic reviews of the business of the Company; (b) performing oversight of strategic and/or value driving strategic initiatives (c) overseeing the financial condition of the Company, as it may be enhanced or strengthened through various strategic and value-driving initiatives; (d) reviewing major transactions relating to the Company, including mergers, acquisitions, and dispositions that have the potential to drive the strategic direction of the Company forward; and (e) review and oversee, or lead, as the Committee may see fit, any other matters, transactions, initiatives, or key policies or programs that the Board may delegate to the Committee. In the summer of 2024, the VEC spent significant time focusing on the search for a permanent CEO, the decision to sell the GEC business, and cash and cost optimization work. In the fall of 2024 and the winter of 2025, the VEC's focus turned to refinancing, a continued focus on cash and cost optimization, and capital allocation. The VEC's Charter is available on the Company's website at https://www.pitneybowes.com/us/our-company/board-of-directors/value-enhancement-committee-charter.html.

Governance Committee

The Governance Committee generally oversees succession planning for the Board, recommends nominees for election to the Board, recommends membership in, functions of, and the Chairs of the Board committees. The Governance Committee also reviews and recommends to the Board the amount and form of compensation to be paid to independent members of the Board and oversees CEO and senior management succession planning. The Governance Principles of the Board are posted on our website at www.pitneybowes.com under the caption "Our Company—Leadership & Governance—Corporate Governance." The Governance Committee reviews and evaluates the effectiveness of Board administration and its governing documents, and reviews and monitors Company programs and policies relating to directors. The Governance Committee also identifies qualified candidates for nomination for election to the Board from a variety of sources, including other Board members, management and stockholders. In connection with this responsibility, the Governance Committee may retain a third-party search firm to assist its members in identifying and evaluating potential nominees to the Board. A discussion of the specific experience and qualifications the Governance Committee has identified for directors and nominees together with the Governance Committee's approach to evaluating current and prospective directors may be found under "Director Qualifications" on page 28 of the Proxy Statement.

Stockholders wishing to recommend a candidate for consideration by the Governance Committee may do so by writing to: c/o Corporate Secretary, Pitney Bowes Inc., 3001 Summer Street, Stamford, CT 06926-0700. Recommendations submitted for consideration by the Governance Committee must contain the following information: (i) the name and address of the stockholder; (ii) the name and address of the person to be nominated; (iii) a representation that the stockholder is a holder of our stock entitled to vote at the meeting; (iv) a statement in support of the stockholder's recommendation, including a description of the candidate's qualifications; (v) information regarding the candidate as would be required to be included in a Proxy Statement filed in accordance with the rules of the SEC; and (vi) the candidate's written, signed consent to serve if elected.

If the Governance Committee believes that a potential candidate may be appropriate for recommendation to the Board, there is generally a mutual exploration process, during which the members of the Governance Committee seek to learn more about the candidate's qualifications, background and interest in serving on the Board, and the candidate has the opportunity to learn more about the Company, the Board, and its governance practices. The final selection of the nominees is within the sole discretion of the Board.

Alternatively, as referenced on page 11 of this Proxy Statement, stockholders intending to nominate a candidate for election by the stockholders at the meeting must comply with the procedures in Article I, Section 5 of the Company's By-laws. The By-laws are posted on our Corporate Governance website at www.pitneybowes.com under the caption "Our Company—Leadership & Governance—Corporate Governance."

The Governance Committee also reviews related-person transactions in accordance with Company policy. The Governance Committee's Charter is available on the Company's website at https://www.pitneybowes.com/us/our-company/board-of-directors/governance-committee-charter.html.

Insider Trading Policy and Prohibition on Pledging and Hedging. The Company has an insider trading policy ("Insider Trading Policy") governing the purchase, sale, and other dispositions of the Company's securities that applies to directors, officers and employees, and to the Company itself in the repurchase of its own securities. We believe our Insider Trading Policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and NYSE listing standards. A copy of the Insider Trading Policy was filed as Exhibit 19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

To align the interests of our directors, officers, and employees with our shareholders, our Insider Trading Policy does not permit any Restricted Persons or employees of the Company to engage in any hedging transactions involving our securities. Hedging transactions are characterized by short sales, "put" or "call" options, swaps, collars or similar derivative transactions. Furthermore, the Company's directors and executive officers are prohibited from holding Company securities in a margin account or pledging Company securities as collateral.

Director Compensation

Role of Governance Committee in Determining Director Compensation

In accordance with the Governance Principles of the Board, the Governance Committee reviews and recommends to the Board the amount and form of compensation to be paid to non-executive members of the Board. The Governance Committee periodically reviews the director compensation policy and may consult with a compensation consultant, to be selected and retained by the Committee, to evaluate director pay. Components of this evaluation seek to ensure alignment with the role of the Board and time commitments required for strategic oversight of the company. The evaluation considers various Company-specific factors, including leadership changes, transformation periods, Board size, workload, and the time commitments of individual directors based on their responsibilities and roles.

The non-employee directors' compensation program, including the amended and restated Directors' Stock Plan, was last revised and approved by the stockholders in May 2014.

Highlights of the Director Compensation Program:

- Cash component paid as an annual retainer
- Leadership premiums paid to committee Chairs
- Leadership premium paid to the Chair of the Board
- Annual equity grant in the form of restricted stock units, the number of which is calculated by dividing $100,000 by the fair market value of a share of the Company's Common Stock as of the award date
- Each non-employee director is subject to a stock ownership requirement equal to five times the annual base cash retainer to be attained over a five-year period

Effect of Strategic Transformation on 2024 Director Compensation

The Board has been an integral part of the Pitney Bowes transformation and value creation for shareholders. As a result of the Board's increased involvement, strategic guidance and oversight of management Pitney Bowes has made a number of key decisions, see Board Actions on page 14 of the proxy which sets out significant decisions that the Board has made in 2024.

Over the course of 2024, the Board reduced its size from nine directors to seven Board members, including six non-executive directors and CEO, Lance Rosenzweig, as an executive member of the Board. For a period of time, the Board consisted of only five directors. The reduction in Board size was implemented to allow for nimble and efficient decision-making with a hands-on approach to strategic oversight. However, a smaller Board has necessitated increased involvement from each of the individual directors above and beyond their normal responsibilities, particularly the non-executive members of the VEC, specifically tasked with oversight of the Global Ecommerce exit and streamlining the remaining businesses. During this period, the directors saw an increased level of responsibility of Board and Committee meetings. There were 35 Board meetings and 23 Committee meetings in 2024.

As a result, the compensation of our directors evolved in 2024 to reflect the transformation initiatives ongoing at Pitney Bowes. Given the increased responsibilities of Board members during this transformation period, for 2024, Director compensation included an additional cash payment for membership on the VEC and additional grants of restricted stock units, detailed below. Pitney Bowes engaged an external compensation consultant to ensure director compensation remains competitive and generally in line with the Company's peer group.

Directors' Fees

		Amount **
Role		
Non-Executive Chair of the Board		$100,000
		$100,000 RSUs
Non-Executive Director (other than Non-Executive Chair)		$75,000
		$100,000 RSUs
Committees		
(Chair compensation is in addition to membership compensation)		
Audit	Chair	$12,000
	Membership	$12,000
Compensation	Chair	$10,500
	Membership	$10,500
Governance	Chair	$9,000
	Membership	$9,000

** Annual amount, paid in quarterly installments; pro-rated based on dates served. RSU values on day of grant.

In addition, in accordance with the breadth of contribution and additional responsibilities undertaken by directors of the VEC to ensure successful oversight of Pitney Bowes' strategic transformation, in 2024, non-executive members of the Committee received (1) a one-time cash retainer of $50,000; and (2) $325,000 RSUs (granted in 2 instalments: (i) $125,000 in May 2024; and (ii) $200,000 in November 2024).

Up until May 2024, the Company had the following additional committees:

1. *Finance Committee*: The compensation for members of the Committee was $9,000, and the Committee Chair received an additional $9,000. Each paid per annum, and prorated for the period that the Finance Committee was in existence. In May 2024, the Board eliminated the Finance Committee, and assigned many of the responsibilities of the former Finance Committee to the Audit Committee.

2. *Long-Term Planning Committee*: The compensation for members of the committee was $12,000. Each paid per annum and prorated for the period that the Long-Term Planning Committee was in existence. The Long-Term Planning Committee had been an ad hoc committee created to advise then-Interim CEO Jason Dies and to lead the CEO search process. Following the May 2024 Annual Meeting, the Board disbanded the Committee. Some of these responsibilities were assigned to the VEC.

All directors are reimbursed for their out-of-pocket expenses incurred in attending Board and Committee meetings.

Stock under the Director's Compensation Program

Under the amended and restated Directors' Stock Plan, which are fully vested one year after the date of grant (directors appointed by the Board to fill a vacancy during the year receive a prorated grant of restricted stock units as described in the Directors' Stock Plan). The units have no voting rights until they are converted to shares of Common Stock. Each non-employee director receives a quarterly cash payment equal to the amount that would have been paid as a dividend with respect to shares represented by the restricted stock units held as of the record date for the payment of the Common Stock dividend. Non-employee directors may elect to defer the conversion of restricted stock units to shares until the date of termination of service as a director. Shares shown in the table on page 26 of this Proxy Statement disclosing security ownership of directors and executive officers include shares granted to the directors under the Directors' Stock Plan.

Director Stock Ownership Requirement

The Board maintains directors' stock ownership guidelines, requiring, among other things, that each director accumulate and retain a minimum of Company Common Stock with a market value of five times the base retainer, or $375,000, within 5 years of becoming a director of the Company. A director may not sell shares of Pitney Bowes Common Stock if: a) this requirement is not met, or b) the sale of shares would mean that the director would no longer meet the requirement. Our directors' stock ownership guidelines are available within the Governance Principles on our Corporate Governance website at www.pitneybowes.com under the caption "Our Company—Leadership & Governance—Corporate Governance."

Directors' Deferred Incentive Savings Plan

We maintain a Directors' Deferred Incentive Savings Plan under which directors may defer all or part of the cash portion of their compensation. Deferred amounts will be notionally "invested" in any combination of several institutional investment funds. The investment choices available to directors under this plan are the same as those offered to employees under the Company's 401(k) plan.

Directors' Equity Deferral Plan

Directors may elect to defer all their equity portion of their compensation on an annual basis. Deferral of restricted stock units (RSU) defers settlement of the RSUs into Company Common Stock until termination from Board service. RSU awards, whether deferred or not, vest on the first anniversary of the award. Deferred RSUs continue to receive dividend equivalents. Deferred RSUs do not have any voting rights until converted into Common Stock. Deferred RSUs are converted into Company Common Stock upon the expiration of 90 days following termination of Board service.

DIRECTOR COMPENSATION FOR 2024

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)	Total ($)
Milena Alberti-Perez	177,513	425,000	0	602,513
Paul Evans	18,885	52,329	0	71,214
Todd Everett	152,247	425,000	0	577,247
Catherine Levene	16,692	52,329	0	69,021
Julie Schoenfeld	18,546	52,329	0	70,875
Kurt Wolf	119,074	425,000	0	544,074
Former Directors				
Steven D. Brill[3]	32,971	0	0	32,971
Katie May[3]	43,298	0	0	43,298
Sheila A. Stamps[3]	44,868	0	0	44,868
Mary J. Steele Guilfoile[3]	71,385	0	0	71,385
William Simon[3]	15,577	26,849	0	42,426
Jill Sutton[3]	123,058	251,849	0	374,907
Darrell Thomas[3]	37,681	0	0	37,681

[1] Ms. May, Ms. Stamps, and Ms. Steele Guilfoile received a one-time payment of $3,000 in the first quarter of 2024 representing a retainer for committee membership on the Long-Term Planning Committee beginning as of its formation on October 2, 2023 and ending December 31, 2023.

[2] Represents the grant date fair value of restricted stock units granted to non-employee directors in 2024. Upon appointment, Mr. Simon and Ms. Sutton each received a partial grant of 6,470 restricted stock units, derived by dividing the prorated portion of the $100,000 award granted to non-employee directors in May 2023 by $4.15, the stock closing price on February 1, 2024. On May 6, 2024, each non-employee director received 18,904 restricted stock units, derived by dividing $100,000 by $5.29, the closing price of one share of common stock on May 6, 2024 on the New York Stock Exchange. Members of the Value Enhancement Committee received an additional 23,810 restricted stock units, derived by dividing $125,000 by the stock closing price on May 24, 2024. In connection with their appointment to the Board in October 2024, Mr. Evans, Ms. Levene, and Ms. Schoenfeld each received a prorated grant of 6,805 restricted stock units, derived by dividing a prorated portion of the $100,000 annual award by 7.69, the stock close price on the grant date of November 21, 2024. Members of the Value Enhancement Committee Ms. Alberti-Perez, Mr. Everett, and Mr. Wolf received an additional 26,008 restricted stock units on November 21, 2024, derived by dividing $200,000 by $7.69, the stock closing price on the date of grant. Neither restricted stock nor stock options were awarded to non-employee directors during 2024. See Note 20 ''Stock-Based Compensation'' in the Notes to our Consolidated Financial Statements included in our 2024 Form 10-K for the valuation assumptions used in determining the fair value of equity grants. Since the Company does not issue fractional shares, when dividing the award value by the stock closing price, the number of restricted stock units granted to non-employee directors is rounded to the nearest whole number.

[3] Mr. Brill, Mr. Thomas, Ms. May, Ms. Stamps, and Ms. Guilfoile left the Board following the 2024 annual meeting of stockholders. Mr. Simon and Ms. Sutton resigned from the Board in April 2024 and October 2024, respectively. All outstanding restricted stock units unvested at the time of their resignations were forfeited: 6,470 units were forfeited by Mr. Simon, and 49,184 units by Ms. Sutton.

Relationships and Related-Person Transactions

The Board has a written "Policy on Approval of Related-Person Transactions" which states that the Governance Committee is responsible for reviewing and approving any related-person transactions between the Company and its directors, nominees for director, executive officers, beneficial owners of more than 5% of any class of the Company's voting stock and their "immediate family members" as defined by the rules and regulations of the SEC. The Board amended its policy in the Fall of 2024 to reflect changes under the related-person transaction approval policy, any newly proposed transaction between the Company and a related person must be submitted to the Governance Committee for approval if the amount involved in the transaction or series of transactions is greater than $120,000. Any related-person transactions for which advance review is not reasonably feasible that have not been pre-approved by the Governance Committee must be submitted for review as soon as they are identified. The Governance Committee shall approve or ratify, as applicable, a related-person transaction if the Governance Committee determines such transaction to be fair and reasonable to the Company and not inconsistent with the interests of the Company and its stockholders. Ongoing related-person transactions are reviewed on an annual basis. The material facts of the transaction and the related person's interest in the transaction must be disclosed to the Governance Committee. The Governance Committee prohibits any related-person transaction (including those deemed pre-approved by the Governance Committee, as further described below) if it determines the related-person transaction to be inconsistent with the interests of the Company and its stockholders. It is the expectation and policy of the Board that any related-person transactions will be at arms' length and on terms that are fair to the Company and not inconsistent with the interests of Pitney Bowes and its stockholders.

If the proposed transaction involves a related person who is a Pitney Bowes director or an immediate family member of a director, that director may not participate in the deliberations or vote regarding approval or ratification of the transaction but may be counted for the purposes of determining a quorum.

The following related-person transactions do not require approval, and we have determined that each will be deemed pre-approved by the Governance Committee:

1. Any transaction with another company with which a related person's only relationship is as an employee or beneficial owner of less than 10% of that company's shares, if the aggregate amount invested does not exceed the greater of $1 million or 2% of that company's consolidated gross revenues;

2. A relationship with a firm, corporation or other entity that engages in a transaction with Pitney Bowes where the related person's interest in the transaction arises only from his or her position as a director or limited partner of the other entity that is party to the transaction;

3. Any charitable contribution by Pitney Bowes to a charitable organization where a related person is an officer, director or trustee, if the aggregate amount involved does not exceed the greater of $1 million or 2% of the charitable organization's consolidated gross revenues;

4. Any transaction involving a related person where the rates or charges involved are determined by competitive bids; and,

5. Any transaction with a related person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

The Governance Committee will regularly review any related person transactions deemed "pre-approved" by the Governance Committee. The Governance Committee may delegate authority to approve related-person transactions to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any approval or ratification decisions to the Governance Committee at its next scheduled meeting.

Other than as disclosed in this Proxy Statement, there were no such transactions since January 1, 2024.

Stock Ownership of Directors and Executive Officers

The following table sets forth the number of shares of Common Stock reported to be beneficially owned by (i) each of our directors and director nominees, and each executive officer named in the Summary Compensation Table (NEOs) and (ii) all directors, director nominees and executive officers as a group. Information reported with respect to our directors, director nominees and executive officers is based on ownership as of the close of business on February 15, 2025.

Title of Class of Stock	Name of Beneficial Owner	Shares Deemed to be Beneficially Owned[1][2]	Options Exercisable Within 60 Days[3]	Percent of Class
Common	Milena Alberti-Perez[4]	31,997	0	*
Common	Paul J. Evans[5]	29,000	0	*
Common	Todd Everett[6]	41,532	0	*
Common	Catherine Levene	0	0	*
Common	Julie Schoenfeld	0	0	*
Common	Kurt Wolf[7]	14,186,244	0	7.8%
Common	Lance Rosenzweig[8]	326,502	1,928	*
Common	John Witek	101,324	15,686	*
Common	James Fairweather[9]	527,474	262,872	*
Common	Shemin Nurmohamed	165,903	152,948	
Common	Deborah Pfeiffer	233,767	109,643	*
Common	Jason C. Dies	258,613	258,613	*
Common	Ana Maria Chadwick	57,464	0	*
Common	Gregg Zegras	100,062	100,057	*
Common	Daniel J. Goldstein	215,118	215,118	*
Common	**All executive officers and directors as a group (18)**	**16,530,069**	**1,194,801**	**9.0%**

*   Less than 1% of Pitney Bowes Inc. Common Stock.

[1]   These shares represent Common Stock beneficially owned as of February 15, 2025 and shares for which such person has the right to acquire beneficial ownership within 60 days thereafter. To our knowledge, none of these shares are pledged as security. There were 182,931,974 shares of our Common Stock outstanding as of February 15, 2025.

[2]   Other than with respect to ownership by family members, the reporting persons have sole voting and investment power with respect to the shares listed.

[3]   The director or executive officer has the right to acquire beneficial ownership of this number of shares within 60 days of February 15, 2025 by exercising outstanding stock options or through the conversion of restricted stock into securities. Amounts in this column are also included in the column "Shares Deemed to be Beneficially Owned."

[4]   The total for Ms. Alberti-Perez includes an open market purchase of 500 shares of company stock using personal funds in February 2023.

[5]   The total for Mr. Evans includes an open market purchase of 29,000 shares of company stock using personal funds (approximately $226,072) in November 2024.

[6]   The total for Mr. Everett includes two open market purchases of company stock using personal funds: 6,172 shares in July 2021 and 700 shares in February 2023.

[7]   Mr. Wolf is the managing member of (a) Hestia Partners GP, the general partner of Hestia Capital Partners, LP (Hestia Capital) and Helios I, LP (Helios), and (b) Hestia LLC, the investment manager of Hestia Capital, Helios, and certain separately managed accounts (the SMAs). As the managing member of each of Hestia Partners GP and Hestia LLC, Mr. Wolf may be deemed the beneficial owner of the (i) 4,986,554 shares directly owned by Hestia Capital, (ii) 8,593,401 shares directly owned by Helios, and (iii) 606,289 shares held in the SMAs. Mr. Wolf disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

[8]   Mr. Rosenzweig's total includes an open market purchase of 10,000 shares of company stock using personal funds in January 2023.

[9]   Mr. Fairweather's total includes an open market purchase of 4,335 shares of company stock using personal funds (approximately $14,823) in August 2022.

Beneficial Ownership of Company Stock

The following table sets forth the number of shares owned by the persons or groups known to the Company to be the beneficial owners of more than 5%of any class of the Company's voting securities as of the close of business on February 15, 2025. The following information is based solely upon Schedules 13D, 13G and amendments thereto filed by the entities shown with the SEC as of the date appearing below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock	Percent of Common Stock[1]
The Vanguard Group, Inc. 100 Vanguard Blvd Malvern, PA 19355	21,162,512[2]	11.6%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	17,084,607[3]	9.7%
Entities associated with Hestia Capital Partners, LP[4] 175 Brickyard Road, Suite 200 Adams Township, Pennsylvania 16046	14,186,244[5]	7.8%

[1]   There were 183,029,631 shares of our Common Stock outstanding as of March 17, 2025 (the Record Date for the Annual Meeting).

[2]   As of December 31, 2024, The Vanguard Group, Inc. disclosed shared voting power with respect to 267,903 shares, sole dispositive power with respect to 20,736,998 shares and shared dispositive power with respect to 425,514 shares. The foregoing information is based on a Schedule 13G filed with the SEC on January 31, 2025.

[3]   As of December 31, 2023, BlackRock, Inc. disclosed sole voting power with respect to 16,935,283 shares and sole dispositive power with respect to 17,084,607 shares. The foregoing information is based on a Schedule 13G filed with the SEC on January 24, 2024.

[4]   Includes Hestia Capital Partners, LP; Helios I, LP; Hestia Capital Partners GP, LLC; Hestia Capital Management, LLC; and Kurtis J. Wolf.

[5]   As of February 18, 2025, Hestia Capital Partners, LP disclosed shared voting power with respect to 4,986,554 shares and shared dispositive power with respect to 4,986,554 shares. The aggregate amount beneficially owned by Hestia Capital Partners, LP was 4,986,554 shares. As of February 18, 2025, Helios I, LP disclosed shared voting power of 8,593,401 shares and shared dispositive power of 8,593,401 shares. The aggregate amount beneficially owned by Helios I, LP was 8,593,401 shares. As of February 18, 2025, Hestia Capital Partners GP, LLC disclosed shared voting power of 13,579,955 shares and shared dispositive power of 13,579,955 shares. The aggregate amount beneficially owned by Hestia Capital Partners GP, LLC was 13,579,955 shares. As of February 18, 2025, Hestia Capital Management, LLC disclosed shared voting power of 14,186,244 shares and shared dispositive power of 14,186,244 shares. The aggregate amount beneficially owned by Hestia Capital Management, LLC was 14,186,244 shares. As of February 18, 2025, Kurtis J. Wolf disclosed shared voting power of 14,186,244 shares and shared dispositive power of 14,186,244 shares. The aggregate amount beneficially owned by Kurtis J. Wolf was 14,186,244 shares. The total aggregate amount beneficially owned by all reporting entities associated with Hestia Capital Partners, LP was 14,186,244 shares. The foregoing information is based on an amendment to a Schedule 13D/A filed with the SEC on February 18, 2025.

Proposal 1: Election of Directors

Director Qualifications

The Board believes that, as a whole, the Board should include individuals with a range of experience to give the Board depth and breadth in the mix of skills represented for the Board to oversee management on behalf of our stockholders. In addition, the Board believes that there are certain attributes that each director should possess, as described below. Therefore, the Board and the Governance Committee consider the qualifications of directors and nominees both individually and in the context of the overall composition of the Board.

The Board, with the assistance of the Governance Committee, is responsible for assembling appropriate experience and capabilities within its membership, including financial literacy and expertise needed for the Audit Committee as required by applicable law and the New York Stock Exchange listing standards. The Governance Committee is responsible for reviewing and revising, as needed, criteria for the selection of directors. It also reviews and updates, from time to time, the Board candidate profile used in the context of a director search, in light of the current and anticipated needs of the Company and the experience and talent then represented on the Board. The Governance Committee reviews the qualifications of director candidates considering the criteria approved by the Board and recommends candidates to the Board for election by the stockholders at the annual stockholders meeting.

The Governance Committee also seeks to include individuals with a variety of occupational and personal backgrounds on the Board to obtain a range of viewpoints and perspectives and to enhance the Board in areas as experience and geography. The Board assesses its effectiveness in this regard as part of the self-evaluation process.

The Board believes all directors should demonstrate integrity and ethics, business acumen, sound judgment, and the ability to commit sufficient time and attention to the activities of the Board, as well as the absence of any conflicts with our interests. In 2024, the Governance Committee looked broadly at skills, through benchmarking, to determine the experience and expertise needed to perform its oversight of the business and to think about forward looking skills as the Board transitions in the future. This work informs the Board's approach to Board composition. Based on that work, the Board has identified the following skills for members of the Board:

Skill Summary	Alberti-Perez	Evans	Everett	Levene	Rosenzweig	Schoenfeld	Wolf
Experience as CEO or senior operator	✓	✓	✓	✓	✓	✓	
Experience as a public company senior executive		✓		✓	✓	✓	
Leadership experience in strategy, business transformation	✓	✓	✓	✓	✓	✓	✓
Leadership experience in SaaS, vertical sales & partnerships	✓			✓	✓	✓	
Technology and Innovation experience			✓	✓	✓	✓	✓
Industry experience			✓		✓	✓	
Expertise in finance, accounting, audit, capital allocation, including as a former CFO	✓	✓					✓
Expertise in financial services, M&A, capital markets, treasury	✓	✓		✓	✓	✓	
Expertise in Value Investment and Corporate Strategy	✓	✓	✓	✓	✓		✓

When evaluating and recommending new candidates, the Governance Committee assesses the effectiveness of its criteria and considers whether there are any skill gaps that should be addressed. For instance, in the fall, the Governance Committee brought Paul Evans on as a director because of his prior CFO experience and the depth of his capital market and finance expertise (particularly given the ongoing work on the Company's capital structure), and Catherine Levene and Julie Schoenfeld on because of their prior executive experience as CEOs and the depth of their experience in technology.

Additional information about each director for nominee, including biographical information, appears on the following pages.

Cooperation Agreement

On January 31, 2024, the Company entered into a Cooperation Agreement (the "Cooperation Agreement") with Hestia Capital Partners, LP, Helios I, LP, Hestia Capital Partners GP, LLC, Hestia Capital Management, LLC and Kurtis J. Wolf (collectively, "Hestia Capital"), pursuant to which the Company increased the size of the Board by two seats and appointed each of William S. Simon and Jill Sutton to the Board, effective as of February 1, 2024. During the term of the Cooperation Agreement, the parties agreed to certain other terms relating to Board composition and mutual non-disparagement provisions. Hestia Capital also agreed to certain customary standstill provisions and voting commitments until the termination of the Cooperation Agreement. On April 4, 2024, following Bill Simon's resignation from the Board on March 31, 2024, Lance Rosenzweig was appointed to the Board as a "Replacement Director" pursuant to the terms of the Cooperation Agreement. On October 28, 2024, following Ms. Sutton's resignation from the Board on October 23 2024, Paul Evans was appointed to the Board as a "Replacement Director" pursuant to the terms of the Cooperation Agreement. The above summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, a copy of which is filed as Exhibit 10.1 to the Form 8-K filed with the SEC on February 1, 2024 and is available, free of charge, at www.sec.gov. Hestia Capital beneficially owns approximately 9% of the Company's outstanding Common Stock. For further information regarding Hestia Capital's beneficial ownership, please see "Beneficial Ownership of Company Stock" on page 27 of this Proxy Statement.

Release and Indemnification Agreement

Hestia Capital and Kurt Wolf entered into an agreement with each of the directors standing for election at the 2024 Annual Meeting other than Mr. Wolf (Milena Alberti-Perez, Todd Everett, Lance Rosenzweig and Jill Sutton, together, the "Indemnified Directors") whereby each Indemnified Director agreed to continue to serve as a director, the parties agreed to certain mutual non-disparagement provisions applicable following the expiration of the Cooperation Agreement, and Mr. Wolf and Hestia Capital agreed to provide a full release of claims and covenant not to sue each Indemnified Director and Hestia Capital agreed to indemnify each of the Indemnified Directors to the extent indemnification and advancement is not paid by the Company and/or by the carriers under the Company's directors and officers insurance policies. The agreement applies only when the Indemnified Directors act in good faith and in a manner reasonably believed to be in the best interests of the Company.

Election of Directors

The Board currently has seven members, and all seven of our directors are standing for election at the Annual Meeting as nominees. All directors are elected annually to serve one-year terms until the next annual meeting and until his or her successor has been duly elected and qualified, or until such director's death, resignation or removal. All directors, except for Lance Rosenzweig as CEO, are independent under the Securities Exchange Act of 1934 and stock exchange listing rules.

Upon determining to fill an open Board position, the Board considers candidates submitted by outside independent recruiters, directors, members of management and others. Each of the nominees for election at the Annual Meeting of stockholders is a current Board member and was selected by the Board as a nominee. If elected at the Annual Meeting, each of the nominees would serve until the 2026 Annual Meeting and until his or her successor has been duly elected and qualified, or until such director's death, resignation or removal.

Information about each nominee for director as of March 17, 2025, is set forth below. Other than Paul Evans, Catherine Levene, and Julie Schoenfeld (who were appointed to the Board in October 2024), each nominee for director has previously been elected by the Company's stockholders.

Vote Required; Recommendation of the Board of Directors

In accordance with our By-laws, in an uncontested election, a majority of the "votes cast" is required for the election of directors. Abstentions and broker non-votes will not be considered votes cast and therefore will have no effect on the outcome of the vote. Our Governance Principles provide that any nominee for director in this election who fails to receive a majority of the votes cast in the affirmative must tender his or her resignation for consideration by the Governance Committee. The Governance Committee will recommend to the Board the action to be taken with respect to such offer of resignation. The Board will act on the Governance Committee's recommendation and publicly disclose its decision within 90 days from the date of the certification of the election results.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE ELECTION OF ALL THE DIRECTOR NOMINEES

The Nominees



Director since: 2023

Milena Alberti-Perez

Former Chief Financial Officer of Getty Images, Inc., the world's leading visual content company from January 2021 to January 2022. Prior to that, Ms. Alberti-Perez served as the Chief Financial Officer of MediaMath, a demand-side platform for programmatic marketing and advertising from January 2020 to December 2020. Ms. Alberti-Perez worked in a variety of financial and publishing roles from 2001 to 2017 at Penguin Random House, the world's largest book publisher, and was the global and U.S. CFO from 2015 until 2017. As a member of management, she served as a non-voting member of its Board of Directors and its audit committee. Ms. Alberti-Perez also worked in financial analyst and research roles at Lehman Brothers and Morgan Stanley. Ms. Alberti-Perez has extensive experience on for-profit and not-for-profit Boards, including serving currently on the Boards of National Public Radio and Jumpstart. (Also a director of Allurion Technologies, Inc. and formerly a director of Digimarc Corporation).

Ms. Alberti-Perez, age 51, has experience in executive roles and brings, financial expertise to the Board.



Director since: 2024

Paul Evans

Former Chief Operating Officer, America's Auto Auction Group, a private equity backed nationwide industry leading automotive remarketing company from January 2023 to October 2023 and Executive Consultant from April 2022 to December 2022. Prior to that, Mr. Evans served as Interim Chief Executive Officer at Hill International, Inc., a consulting construction firm, Chief Financial Officer of Sevan Multi-Site Solutions, a construction project management company, Chief Financial Officer at MYR Group, Inc., a public company providing electrical construction services, Chief Executive Officer at Conex Energy Corporation, a renewable energy company and Treasurer and Corporate Officer at NorthWestern Energy, Inc., a utility company and provider of electricity and natural gas. (Formerly director of Hill International, Inc. (formerly NYSE: HIL), and GameStop Corp. (NYSE: GME).

Mr. Evans, age 57, is a seasoned public company finance executive with experience overseeing successful financial initiatives and transformations.



Director since: 2023

Todd Everett

Independent advisor to several ecommerce companies, including Doddle Parcel Services Limited, Verishop, Inc., and Fetch Package, Inc., since December 2018. Mr. Everett is also a member of WeShip Express, a private technology shipping company since September 2023. Mr. Everett previously served as a board member of ACI Logistix from 2020 until 2023, an advisor to 101 Commerce, Inc., a global e-commerce platform, from September 2018 until December 2019, and was Senior Vice President and Strategic Advisor, Commerce Services of the Company from March 2018 until May 2018. Prior to that, Mr. Everett held various roles at Newgistics, Inc. (a subsidiary of PBI), including President and Chief Executive Officer from 2015 until February 2018, Chief Operating Officer and General Manager of Parcel and Fulfillment Services from 2014 until 2015, Senior Vice President of Operations from 2010 until 2013, and Director of Operations from 2005 until 2010.

Mr. Everett, age 51, brings C-Suite and executive leadership experience and expertise in ecommerce and logistics to the Board.



Director since: 2024

Catherine Levene

Former President, Meredith Corporation's National Media Group from 2019 until its acquisition by IAC's (NASDAQ: IAC) Dotdash in 2021, where she was named the first female Officer of the Company. Ms. Levene previously served as Co-Founder and Chief Executive Officer of Artspace Marketplace, an online marketplace for discovering and buying art, from 2010 until it was sold to Phaidon, Inc. in 2014. In addition, Ms. Levene has held executive positions at The New York Times Company and DailyCandy (from 2007 until sold to Comcast in 2008). Ms. Levene has served as a director of several private companies and organizations, including , Rent the Runway, Inc., Ad.Net Inc., Business.com, Purch and TheFind. (Also a director of National Public Radio and Informa PLC, publicly traded on the London Stock Exchange).

Ms. Levene, age 55, brings her experience in Digital Innovation as well as Executive Leadership expertise



Director since: 2024

Lance Rosenzweig

Former Chief Executive Officer of Support.com, Inc., a leading provider of customer and technical support solutions and security software, from August 2022 to October 2022. Previously, he served as Chief Executive Officer of Startek Inc., a global business process outsourcing company, from July 2018 to January 2020. Previously, Mr. Rosenzweig held various leadership roles, including Vice President at GE Capital from 1991 to 1993, Vice President of Dean Witter, Discover & Co. from 1989 to 1991, Senior Vice President of Capel Court Financial Services from 1987 to 1989, and Corporate Planning Manager at Jefferson Smurfit Corp. from 1985 to 1987. Mr. Rosenzweig has also served on the Boards of several other public and private companies, including currently at GC Parent, LCC and at Internap Holding, LLC as chair of the Board. (Formerly director of Boingo Wireless, Inc. and NextGen Healthcare, Inc.)

Mr. Rosenzweig, age 62, brings to the Board C-Suite and executive leadership experience and expertise in finance, strategic planning, operations, technology and ecommerce.



Director since: 2024

Julie Schoenfeld

Former Founder, President and CEO, Strobe, Inc., a technology company from 2014 until it was acquired by General Motors Co. subsidiary Cruise Automation in 2017. Mr. Schoenfeld recently served as Vice President, Strobe LiDAR at Cruise Automation, where she was responsible for Program Management of General Motors' first fully autonomous vehicle. Previously, Ms. Schoenfeld served as President and CEO of Perfect Market, Inc., from 2007 until it was acquired by Taboola.com Ltd. in 2014, as well as Chief Executive Officer and Founder of OEwaves, Inc. from 2000 until 2007. Ms. Schoenfeld has significant experience on the Boards of both public and private companies, including Global Infrastructure Solutions Inc., OEwaves, Inc. Ms. Schoenfeld is a Fund Manager of the Caltech Seed Fund and Entrepreneur-in-Residence at Caltech. (Formerly director of Startek, Inc.)

Ms. Schoenfeld, age 67, brings to the Board over 30 years of experience as a founder and executive leader of technology companies.



Director since: 2023

Kurt Wolf

Managing Member and Chief Investment Officer of Hestia Capital Management, a deep value hedge fund since 2009. Prior to founding Hestia Capital, Mr. Wolf's investment experience included time as an Analyst/Senior Analyst at Relational Investors and First Q Capital from 2007 until 2008, and as a co-Founding Partner at Lemhi Ventures from 2005 until 2007. His prior strategy and operating experiences include serving as a co-Founder and Director of Competitive Strategy at Definity Health and as a consultant with Braxton Associates/Deloitte Consulting, Boston Consulting Group (BCG), and the Lemhi Group. (Formerly director of GameStop Corp. and Edgewater Technology, Inc.)

Mr. Wolf, age 52, brings to the Board a strong background in strategy consulting and corporate strategy, and an investor perspective.

Report of the Audit Committee

The review of Audit Committee ("AC") Charter functions pursuant to a charter that is reviewed annually and was last amended in November 2016. The AC represents and assists the Board in overseeing the financial reporting process, the internal financial controls to comply with policies and procedures and the integrity of the Company's financial statements. The Audit Committee also has oversight of the information technology function and the cybersecurity, privacy and internal controls risks. The AC is responsible for the appointment, compensation and retention of the independent accountants, pre-approving the services they will perform, selecting the lead engagement partner, and for reviewing the performance of the independent accountants and the Company's internal audit function. The Board has determined that all four of the members of the AC are "independent," as required by applicable listing standards of the New York Stock Exchange. Two of the four members of the AC have the requisite experience to be designated as an Audit Committee financial expert as defined by the rules of the Securities and Exchange Commission (SEC).

In the performance of its responsibilities, the AC has reviewed and discussed the audited financial statements with management and the independent accountants. The AC has also discussed with the independent accountants the matters required to be discussed under the applicable rules of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. Finally, the AC has received the written disclosures and the letter from the independent accountants required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with the independent accountants their independence.

In determining whether to recommend that stockholders ratify the selection of PwC as the Pitney Bowes independent accountants for 2025, management and the AC, as they have done in prior years, engaged in a review of PwC. In that review, the AC considers the current performance and continued independence of PwC, its geographic presence compared to that of Pitney Bowes, its industry knowledge, the quality of the audit and its services, the audit approach and supporting technology, any SEC actions and other legal issues as well as PCAOB inspection reports. The AC prohibits certain types of services that are otherwise permissible under SEC rules. Pitney Bowes management prepares an annual assessment that includes an analysis of (1) the above criteria for PwC and the other "Big Four" accounting firms; (2) cost/benefit discussion on rotating auditors; (3) the incumbent firm's tenure; (4) an assessment of whether firms outside of the "Big Four" should be considered; and (5) a detailed analysis of the PwC fees. In addition, PwC reviews with the AC its analysis of its independence. Based on the results of the review this year, the AC concluded that PwC is independent and that it is in the best interests of Pitney Bowes and its investors to appoint PwC, who have been independent accountants of the Company since 1934, to serve as the Pitney Bowes independent registered accounting firm for 2024. As an additional independence safeguard, PwC rotates its lead engagement partner every 5 years.

Based upon the review of information received and discussions as described in this report, the AC recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 21, 2025.

By the Audit Committee of the Board of Directors,

Mr. Paul Evans (Chair)
Ms. Milena Alberti-Perez
Mr. Todd Everett
Ms. Julie Schoenfeld

Proposal 2: Ratification of the Appointment of PricewaterhouseCoopers LLP as our Independent Registered Public Accountants for 2025

The Audit Committee has appointed PwC as our independent registered public accountants for Pitney Bowes for 2025. Although not required by law, this matter is being submitted to the stockholders for ratification, as a matter of good corporate governance. If this proposal is not ratified at the Annual Meeting by the affirmative vote of a majority of the votes cast, the Audit Committee intends to reconsider its appointment of PwC as our independent registered public accountants. PwC has no direct or indirect financial interest in Pitney Bowes or any of its subsidiaries. A representative from PwC is expected to attend the Annual Meeting and to be available to respond to appropriate questions and will have the opportunity to make a statement if he or she desires to do so.

Principal Accountant Fees and Services

Aggregate fees billed for professional services rendered for the Company by PwC for the years ended December 31, 2024 and 2023, were (in millions):

	2024	2023
Audit fees	$6.3	$6.8
Audit-related fees	1.4	1.5
Tax fees	-*	0.1
All other fees	-	-
Total	$7.7	$8.4

*   Tax services were provided during 2024, but fees were rounded down to zero.

Audit Fees: The Audit fees for the years ended December 31, 2024 and 2023 were for services rendered for the audits of the consolidated financial statements and internal control over financial reporting of the Company and selected subsidiaries, statutory audits, issuance of comfort letters, and consents. The decrease in fees is primarily due to scope adjustment relevant to the disposed and wind down Global Ecommerce business.

Audit-Related Fees: The Audit-Related fees are for audit fees on divestitures and carve out audits, and SOC reports among others. The decrease in fees is due to less transformation projects in 2024 where PwC's assistance was sought.

Tax Fees: The Tax fees for the years ended December 31, 2024 and 2023 were for services related to tax compliance, including the review of tax returns and claims for refunds.

The Audit Committee is responsible for fee negotiations with the independent auditor. The Audit Committee has adopted policies and procedures to pre-approve all services to be performed by PwC. Specifically the committee's policy requires pre-approval of the use of PwC for audit services as well as detailed, specific types of services within the following categories of audit-related and non-audit services: merger and acquisition due diligence and audit services; employee benefit plan audits; tax services; procedures required to meet certain regulatory requirements; assessment of and making recommendations for improvement in internal accounting controls and selected related advisory services. The Audit Committee delegates to its Chair the authority to address requests for pre-approval services between Audit Committee meetings, if it is deemed necessary to commence the service before the next scheduled meeting of the Audit Committee. Such pre-approval decisions are discussed at the next scheduled meeting. The AC will not approve any service prohibited by regulation or for services which, in their opinion, may impair PwC's independence. In each case, the AC's policy is to pre-approve a specific annual budget by category for such audit, audit-related and tax services which the Company anticipates obtaining from PwC, and has required management to report the actual fees (versus budgeted fees) to the AC on a periodic basis throughout the year. In addition, any new, unbudgeted engagement for Proposal 2: Ratification of the Appointment of PricewaterhouseCoopers LLP as our Independent Registered Public Accountants for 2024 audit services or within one of the other pre-approved categories described above must be pre-approved by the AC or its Chair.

Vote Required; Recommendation of the Board of Directors

Ratification of the appointment of the Pitney Bowes independent registered public accountants requires the affirmative vote of a majority of the votes cast by the stockholders entitled to vote thereon. Abstentions and broker non-votes will not be considered votes cast and therefore will have no effect on the outcome of the vote.

The Board unanimously recommends that stockholders vote FOR the ratification of PricewaterhouseCoopers LLP as our independent registered public accountants for 2025.

Proposal 3: Non-Binding Advisory Vote to Approve Executive Compensation

In accordance with SEC rules, stockholders are being asked to approve, on an advisory, non-binding basis, the compensation of our named executive officers (NEOs) as disclosed in this Proxy Statement. This proposal, commonly known as a say-on-pay proposal, provides our stockholders the opportunity to express their views on the executive compensation for our NEOs for the fiscal year ended December 31, 2024 as described in the "Compensation Discussion and Analysis" (CD&A) beginning on page 52 of this Proxy Statement, and additional details following in section "Executive Compensation Tables and Related Narrative" beginning on page 79.

Over the course of the year, the Company and the Executive Compensation Committee (the "Committee") have reached out to a number of stockholders to solicit their views on the Company's executive compensation structure. For additional details regarding outreach in 2024, please see "Stockholder Engagement" on page 17 of this Proxy Statement.

The Committee and the Board believe that the compensation program described in the CD&A establishes effective incentives for the sustainable achievement of positive results without encouraging unnecessary or excessive risk-taking. Our executive compensation program is designed to align pay and performance incentives with stockholder interests and to enable the Company to attract and retain talented executives.

As discussed in the CD&A, the Committee has structured our executive compensation program based on the following central principles:

(1)   Compensation should be tied to performance and long-term stockholder return;

(2)   Performance-based compensation should be a greater part of total compensation for more senior positions;

(3)   Compensation should reflect leadership position and scope of responsibility;

(4)   Incentive compensation should reward both short-term and long-term performance; and

(5)   Compensation levels should be competitive so we can both attract and retain talent.

See also "Compensation Governance Best Practices" on page 54 of this Proxy Statement for further information on the principal pay for performance and governance practices adopted by the Committee and the Board of Pitney Bowes.

In accordance with SEC rules, and as a matter of good corporate governance, we are asking stockholders to indicate their support for our NEO compensation by voting FOR this advisory resolution at the Annual Meeting:

RESOLVED, that the stockholders of Pitney Bowes Inc. approve on a non-binding advisory basis the compensation of the Company's NEOs disclosed in the CD&A, the 2024 Summary Compensation Table and the related compensation tables, notes and narratives in this Proxy Statement for the Company's 2025 annual meeting of stockholders.

This advisory resolution, commonly referred to as a say-on-pay resolution, is non-binding on the Board and the Committee. Although non-binding, our Board and the Committee will carefully review and consider the voting results when making future decisions regarding our executive compensation program. The next say-on-pay advisory vote is expected to occur at the 2026 annual meeting of stockholders.

Vote Required; Recommendation of the Board of Directors

The affirmative vote of the majority of the votes cast will constitute the stockholders' non-binding approval with respect to our executive compensation program. Abstentions and broker non-votes will not be votes cast and therefore will have no effect on the outcome of the vote.

The Board unanimously recommends that stockholders vote FOR the approval of the compensation of our named executive officers on an advisory basis.

Proposal 4: Approval of the Amended Pitney Bowes Inc. 2024 Stock Plan

In March 2025, the Board unanimously adopted and approved an amendment to the 2024 Stock Plan effective May 13, 2025 subject to shareholder approval at our annual meeting. The complete text of the Amended Pitney Bowes Inc. 2024 Stock Plan approved by the Board of Directors is attached as Annex A to this proxy statement (the "Amended 2024 Plan"). As approved by the Board, the Amended 2024 Plan reflects an amendment to increase the number of shares issuable under the 2024 Stock Plan by 7,500,000 shares.

Reasons for the Amendment

We ask our stockholders to support this proposal given its criticality to the successful execution of our strategy which will drive the creation of stockholder value.

The Board also believes that expanded use of Amended 2024 Plan awards is consistent with the feedback from our stockholders and investors who support the use of equity instead of cash in our long-term incentive program. The Committee and management are completely aligned with this perspective. In recent years, the long-term incentive (LTI) grant mix has included a cash component to protect against increased stockholder dilution levels, elevated burn rates, and a diminished reserve of shares available for executive compensation. The Committee and management are committed to the use of equity in our long-term incentive program but recognize the ongoing need for balance between equity utilization for compensation and the management of our dilution and burn rate levels, which is also of interest to our stockholders. Not only does equity more closely align the interests of our employees with our stockholders, it increases our ability to attract, retain and motivate highly skilled and experienced talent in an increasingly competitive market. This talent will enable us to continue building on the strong foundations of our shipping, mailing, logistics, and financial services businesses.

The Board believes that the 7,500,000 additional shares that would be available for issuance under the Amended 2024 Plan if this proposal were approved would provide us with the ability to grant meaningful incentives for employees to increase the value of the Company for all stockholders. Based on our past experience, we believe the 7,500,000 additional shares will provide us an opportunity to grant equity awards for approximately two to three years, due to the fungible plan design and expected LTI award mix, before we would need to seek stockholder approval of more shares.

We encourage our stockholders to read the following sections which will provide important context to our request.

The following highlights and summary of the Amended 2024 Plan is qualified in all respects by reference to Annex A.

Amended 2024 Plan Highlights

The Amended 2024 Plan is an "omnibus" stock plan that provides for a variety of equity award vehicles to maintain flexibility. Currently awards largely consist of Performance Stock Units (PSUs), Restricted Stock Units (RSUs), and Stock Options consisting of Nonqualified Stock Options (NSOs) and Incentive Stock Options (ISOs).

Provisions Designed to Protect Stockholder Interests

The proposed amendment to the 2024 Stock Plan does not affect the existing provisions designed to protect stockholder interests and promote effective corporate governance. These provisions will continue with the Amended 2024 Plan:

- Prohibition on the payment of dividends or dividend equivalents on any unvested awards until the underlying award has vested;
- Prohibition on share recycling or "Liberal Share Counting" practices;
- No re-pricing of stock options or SARs, including the exchange for another award or cash, without prior stockholder approval;
- Stock options and SARs cannot be granted below 100% of fair market value;
- Maximum term for stock options and SARs is 10 years;
- One-year minimum vesting period for all long-term incentive compensation awards, with accelerated vesting for certain qualifying conditions;
- Minimum one-year performance period for performance-based awards;
- Change-in-Control definition that requires either a 30% acquisition or a consummation of a transaction;
- "Double-trigger" vesting provisions in connection with a Change-in-Control;
- No "evergreen" provision to automatically increase the number of shares issuable under the Amended 2024 Plan; and
- Clawback policy applicable to awards under the Amended 2024 Plan.

Determination of the Shares Available and Award Limits under the Amended 2024 Plan

The Committee consulted Pay Governance LLC, its independent compensation advisor, in examining a number of factors, including dilution and burn rate. The Committee considered these and other factors in reaching its decision to recommend the increase of 7,500,000 shares in the number of shares to be authorized under the Amended 2024 Plan. The Committee and the Board viewed the share availability in the 2024 Stock Plan as insufficient for awards within the next two to three years.

A maximum of 23,103,906 shares, including the 7,500,000 additional shares sought in this amendment, (subject to adjustment as described below) will be available for issuance under the Amended 2024 Plan for PSUs, RSUs, stock options, SARs, restricted stock and any other type of stock-based awards issued under the Amended 2024 Plan. In addition to the number of shares described in the preceding sentence, any shares associated with outstanding awards under the Amended 2024 Plan, or the Prior Plans as of May 13, 2025 ("Prior Plan Awards") that on or after such date cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and non-forfeitable shares) will also be available for issuance under the Amended 2024 Plan (collectively, the "Plan Maximum")."Prior Plans" means the Pitney Bowes Inc. 2007 Stock Plan, the Pitney Bowes Inc. 2013 Stock Plan, and the 2018 Stock Plan.

Any shares issued under stock options or SARs will be counted against the Plan Maximum on a one-for-one (1:1) basis and any shares issued pursuant to awards other than stock options or SARs will be counted against the Plan Maximum as 2.0 shares for every one (1) share subject to such award. Prior Plan Awards that are added to the Plan Maximum will be added as one (1) share if such shares were subject to options or SARs, and as 2.0 shares if such shares were subject to awards other than options or SARs. An employee may receive multiple awards under the Plan.

Shares delivered under the Amended 2024 Plan will be authorized but unissued shares of Pitney Bowes common stock, treasury shares or shares purchased in the open market or otherwise. To the extent that any award under the Amended 2024 Plan or the Prior Plans payable in shares is forfeited, cancelled, returned to the Company for failure to satisfy vesting requirements or upon the occurrence of other forfeiture events, or otherwise terminates without payment being made in shares, the shares covered thereby will no longer be charged against the maximum share limitation and may again be made subject to awards under the Amended 2024 Plan. Any awards settled in cash will not be counted against the maximum share reserve under the Amended 2024 Plan. However, any shares exchanged by an employee or withheld from an employee as full or partial payment to the Company of the exercise price or the tax withholding upon exercise or settlement of an award, unissued shares resulting from the settlement of SARs in stock or net settlement of a stock option, and shares repurchased on the open market with the proceeds of an option exercise will not be returned to the number of shares available for issuance under the Amended 2024 Plan.

Equity Dilution

In considering the cumulative dilutive impact of the equity program, the Committee considered the dilution impact of previously issued awards. Included in the equity dilution calculation are options with exercise prices greater than the current share price. "Full Dilution" is defined as:

- outstanding stock options, plus
- outstanding full value awards, such as RSUs and PSUs, plus
- the number of shares available for future grants under our Pitney Bowes Inc. Directors' Stock Plan Amended and Restated Effective as of September 11, 2023 ("Directors' Stock Plan") and the proposed Amended 2024 Plan. The Directors' Stock Plan does not have its own share reserve, but rather shares granted from the Directors' Stock Plan are drawn from the 2024 Plan.
- collectively divided by:
  - 183,573,999 (the estimated total outstanding shares of Common Stock as of March 7, 2025) plus all shares in the numerator

After the February 2025 grant, which utilized 2,671,212 fungible shares, there is a balance of 15,603,906 shares available for issuance under the 2024 Plan as of March 7, 2025, which will become available for grant under the Amended 2024 Plan to the extent not granted under the 2024 Plan prior to May 13, 2025. If approved, the estimated 23,103,906 shares available under the Amended 2024 Plan would represent approximately 12.67% of 182,308,679 common shares outstanding as of December 31, 2024. No further grants would be made under the 2024 Plan upon the approval of the Amended 2024 Plan. Assuming the approval of the Amended 2024 Plan as described above, the potential full dilution from all stock incentives granted and available to employees and directors would be approximately 15.52%. The full dilution under the Prior Plans as of December 31, 2024 was 13.45%. **The potential straight dilution from all stock incentives granted and available to employees and directors would be approximately 14.28% as of March 7, 2025.**

Equity Dilution:

	As of December 31, 2024	As of March 7, 2025
Common Shares Outstanding	182,308,679	183,573,999
Shares Available for Grant	18,148,363	15,603,906
Outstanding Options[1][2]	8,261,245	7,253,162
Outstanding Full Value Awards	3,089,977	3,365,327
Full Dilution[3]	13.45%	12.07%
Straight Dilution[4]	16.18%	14.28%

[1] Weighted average exercise price of $10.87 and weighted average remaining term of 2.69 years as of December 31, 2024.

[2] Weighted average exercise price of $11.32 and weighted average remaining term of 2.19 years as of March 7, 2025.

[3] Full Dilution is calculated as follows: (Shares Available for Grant + Outstanding Equity Awards) / (Shares Available for Grant + Outstanding Equity Awards + Common Shares Outstanding). **Note: Including shares requested under the Amended 2024 Plan, Full Dilution as of March 7, 2025 is 15.52%.**

[4] Straight Dilution is calculated as follows: (Shares Available for Grant + Outstanding Equity Awards) / Common Shares Outstanding. **Note: Including shares requested under the Amended 2024 Plan, Straight Dilution as of March 7, 2025 is 18.37%.**

Burn Rate

The Committee also considered the burn rate with respect to the equity awards. Burn rate is total stock options granted plus total Restricted Stock Units awarded plus Performance Stock Units vested/earned all divided by weighted average common shares outstanding (basic) for the year:

Burn Rate = (Total Stock Options Granted + Total Restricted Stock Units Awarded + Performance Stock Units Vested/Earned) / (Weighted Average Common Shares Outstanding).

Our three-year average burn rate for the time period from 2022 to 2024 is approximately 2.15%. We monitor and adjust our equity use for future years to ensure our burn rate is within competitive market norms.

2022-2024 Equity Grants

Fiscal Year	Stock Options Granted	RSUs Granted	PSUs (Vested/Earned)[1]	Wtd. Avg. CSO (Common Shares Outstanding)
2022		5,280,429	197,471	173,911,865
2023		2,068,825		175,639,669
2024	1,500,000	2,042,275	266,618	179,509,956

[1] Performance Stock Units (PSUs) are stock awards where the number of shares ultimately received by the employee is conditional upon the attainment of certain performance targets and Total Shareholder Return relative to peer companies. Generally, PSUs vest at the end of a three-year service period and the actual number of shares awarded may range from 0% to 200% of the target award.

Plan Terms and Conditions

Amended 2024 Plan Administration

The Amended 2024 Plan is administered by the Executive Compensation Committee or any other committee designated by the Board to administer the Amended 2024 Plan. The Board and the Committee have the authority to delegate their duties under the Amended 2024 Plan to the fullest extent permitted by Delaware law. The Committee may delegate certain administrative tasks to an internal administrative employee benefits committee. Any power of the Committee may also be exercised by the Board. In the event that an action taken by the Board conflicts with action taken by the Committee, the Board's action will control. The Committee is authorized to designate employees under the Amended 2024 Plan, determine the number of shares and type(s) of awards granted to employees, determine the terms and conditions of awards, interpret and administer the Amended 2024 Plan, establish, amend, suspend, rescind or reconcile rules and regulations under the Amended 2024 Plan, and generally make any other determination and take any other action the Committee deems necessary or desirable for the administration of the Amended 2024 Plan. The Board determines all awards made to the CEO. The Committee has delegated certain of its responsibilities under the Amended 2024 Plan, including the authority to make awards to employees below the executive officer level, to the chief executive officer as consistent with Delaware law.

Eligibility and Participation

As of December 31, 2024 in addition to the Directors, approximately 7,200 employees of the Company and its affiliates are eligible to participate in the Amended 2024 Plan, and approximately 270 employees (including the executive officers of the Company) currently receive long-term incentive awards in a given year. These numbers may vary from year to year. From time to time, the Committee will determine who will be granted awards out of the individuals eligible for the Amended 2024 Plan, the number of shares subject to such grants and all other terms of awards.

Types of Amended 2024 Plan Awards

The Amended 2024 Plan, like our prior equity plans, provides for a variety of equity instruments to preserve flexibility. The types of awards that may be issued under the Amended 2024 Plan are described below. Since 2015, the Company has utilized PSUs, RSUs and Stock Options in granting equity awards under its long-term incentive program.

The Amended 2024 Plan includes a one-year minimum vesting period for all awards, subject to certain limited exception.

Performance Stock Units

PSUs provide the employee the right to receive Pitney Bowes Common Stock at the conclusion of a specified performance period (generally three years) based upon certain pre-established performance criteria. PSUs become payable to participants based on the level of achievement of the pre-established performance criteria and upon such terms and conditions as the Committee determines at the time of grant. Target payout is one common share per PSU awarded. Dividend equivalent rights are payments equivalent to dividends declared on the Common Stock before a stock unit vests and is converted into Common Stock. Although it has not been the Company's past practice to grant dividend equivalents, PSUs may be granted together with related dividend equivalent rights. If granted, dividend equivalents are prohibited from being paid until the underlying award has vested.

Restricted Stock and Restricted Stock Units

A restricted stock award represents shares of Pitney Bowes Common Stock that are issued subject to restrictions on transfer and vesting requirements as determined by the Committee. A RSU provides the employee the right to receive a payment in Common Stock or cash based on the value of a share of Pitney Bowes Common Stock. Both restricted stock and RSUs may be subject to such vesting requirements, restrictions and conditions to payment as the Committee determines are appropriate. Vesting requirements may be based on the continued service of the employee for specified time periods and/or on the attainment of specified business performance goals established by the Committee. Restricted stock will pay dividends earned only after the restricted stock vests. Although it has not been the Company's past practice to grant dividend equivalents, RSUs may be granted together with related dividend equivalent rights. If granted, dividend equivalents are prohibited from being paid until the underlying award has been vested.

Stock Options

Stock options granted under the Amended 2024 Plan may be either Nonqualified Stock Options (NSOs) or Incentive Stock Options (ISOs) under Section 422 of the Internal Revenue Code of 1986, as amended (Code). Stock options entitle the employee to purchase a share of Pitney Bowes Common Stock at an exercise price specified in the Award Agreement (including through net settlement or a cashless exercise through a broker facility, to the extent permitted by the Committee). The exercise price of any stock option granted, other than substitute awards or tandem SARs, may not be less than 100% of the fair market value of a share of Pitney Bowes Common Stock on the date of grant. The Amended 2024 Plan defines the fair market value as the closing price of Pitney Bowes Common Stock on the date of grant as reported by the New York Stock Exchange. The option exercise price is payable in cash, shares of Pitney Bowes Common Stock, through a broker-assisted cashless exercise through share withholding or as otherwise permitted by the Committee.

The Committee determines the terms of each stock option grant at the time of the grant. Generally, all options have a ten-year term from the date of the grant. The Committee specifies, at the time each option is granted, the time or times at which, and in what proportions, an option becomes vested and exercisable. Vesting may be based on the continued service of the employees for specified time periods or on the attainment of specified business performance goals established by the Committee or both. Generally, vesting of stock options occurs pro-rata over a three-year period (pro-rata vesting will not occur prior to the first-year anniversary from the grant date). Under certain circumstances, the Committee may accelerate the vesting of options.

With certain exceptions, a vested stock option expires three months after termination of employment.

Stock Appreciation Rights

SARs entitle the employee, upon settlement, to receive a payment based on the excess of the fair market value of a share of Pitney Bowes Common Stock on the date of settlement over the base price of the right, multiplied by the applicable number of SARs of Pitney Bowes Common Stock. SARs may be granted on a stand-alone basis or in tandem with a related stock option. The base price may not be less than the fair market value of a share of Pitney Bowes Common Stock on the date of grant. The Committee will determine the vesting requirements, form of payment and other terms of a SAR, including the effect of termination of service of an employee. Vesting may be based on the continued service of the employee for specified time periods or on the attainment of specified business performance goals established by the Committee or both. Under certain circumstances, the Committee may accelerate the vesting of SARs. Generally, all SARs have a ten-year term from the date of the grant. SARs may be payable in cash or in shares of Pitney Bowes Common Stock or in a combination of both.

The Company does not currently have any SARs outstanding.

Other Stock Based Awards

The Committee may grant employees such other awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Pitney Bowes Common Stock (including without limitation securities convertible into such shares), as are deemed by the Committee to be consistent with the purposes of the Amended 2024 Plan.

Performance-Based Awards

Subject to the other terms of the Amended 2024 Plan, the Committee may condition the grant, retention, issuance, payment, release, vesting or exercisability of any award, in whole or in part, upon the achievement of performance criteria during one or more specified performance periods. Performance criteria may be based on one or more performance goals as determined by the Committee.

Forfeiture of Awards (Clawback)

The Amended 2024 Plan provides that the Committee may require forfeiture of awards or recoupment of awards already paid in the event that (i) an employee engages in gross misconduct (as defined in the Amended 2024 Plan), (ii) an employee violates the terms of the Proprietary Interest Protection Agreement (a non-compete, non-solicitation and confidentiality agreement) or similar agreement, or (iii) in the case of executive officers, the Company is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under federal securities laws, regardless of fault and consistent with the terms of our Compensation Recoupment Policy as described in more detail in the "Clawback Policy" section on page 76 of this Proxy Statement.

Effect of Change of Control

Upon termination of employment which is on account of and within two years of a Change of Control (as defined in the Amended 2024 Plan): (1) unvested RSUs vest and are immediately converted into Common Stock, (2) unvested PSUs vest at the target performance level and are immediately converted into Common Stock and (3) unvested NSOs vest and become fully exercisable for the remainder of the option term. If there is no termination of employment following a Change of Control: (1) unvested RSUs vest but are not converted into Common Stock until the earlier of Termination of Employment (as defined in the Amended 2024 Plan) or the normal vesting dates of the award, (2) unvested PSUs will vest at target but will not be converted into Common Stock until the earlier of Termination of Employment or the conclusion of the three-year performance period, and (3) NSOs shall vest on the Change of Control and become fully exercisable on the earlier of Termination of Employment or the normal award vesting date and remain exercisable for the balance of the option term. If the acquiring Company does not assume the Amended 2024 Plan or any of its outstanding equity awards, RSUs and NSOs will vest upon the Change of Control, and in the case of PSUs will vest as if target performance for the entire performance period had been achieved, be valued at the Common Stock price as of the Change of Control and converted into cash payable upon the earlier of termination from employment or the normal award vesting date. Holders of vested RSUs and PSUs will be entitled to dividends payable upon the earlier of termination from employment or the normal award vesting date.

Limited Transferability

All RSUs, PSUs, NSOs and other stock-based awards granted under the Amended 2024 Plan are non-transferable except upon death, either by the employee's will or the laws of descent and distribution or through a beneficiary designation, or as otherwise provided by the Committee.

Adjustments for Corporate Changes

In the event of recapitalizations, reclassifications or other specified events affecting the Company or the outstanding shares of Pitney Bowes Common Stock, equitable adjustments will be made to the number and kind of shares of Pitney Bowes Common Stock available for grant, as well as to other maximum limitations under the Amended 2024 Plan, and the number and kind of shares of Pitney Bowes Common Stock or other rights and prices of outstanding awards.

Plan Term, Amendment and Termination

The Amended 2024 Plan will have a term expiring on May 6, 2034, unless terminated earlier by the Board. Unless prohibited by applicable law or otherwise expressly provided in an award agreement or in the Amended 2024 Plan, the Board may at any time and from time to time and in any respect amend, alter, suspend, discontinue or terminate the Amended 2024 Plan. The Board may seek the approval of any amendment or modification by the Company's stockholders to the extent it deems necessary or advisable in its sole discretion for compliance purposes, including the listing requirements of the New York Stock Exchange or another exchange or securities market or for any other purpose. No amendment or modification of the Amended 2024 Plan will adversely affect any outstanding award without the consent of the employee or the permitted transferee of the award. Any amendment to the Amended 2024 Plan that would (a) increase the total number of shares available for awards; (b) reduce the price at which NSOs/SARs may be granted below the exercise price; (c) reduce the exercise price of outstanding NSOs/SARs; (d) extend the term of the Amended 2024 Plan; (e) change the class of persons eligible to be employees; or (f) otherwise amend the Amended 2024 Plan in any manner requiring stockholder approval by law or under the New York Stock Exchange listing requirements would require stockholder approval.

Plan Benefits

Because benefits under the Amended 2024 Plan will depend on the Committee's actions (including a determination of who will receive future awards and the terms of those awards) and the fair market value of common shares at various future dates, it is not possible to determine the future benefits that will be received by directors, executive officers and other employees if the Amended 2024 Plan is approved by the stockholders. Therefore, a New Plan Benefits Table is not provided.

U.S. Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax consequences to the Company and the participating employees in connection with the Amended 2024 Plan under applicable provisions of the Internal Revenue Code (Code) and the accompanying regulations. The discussion is general in nature and does not address issues relating to the income tax circumstances of any individual employee. The discussion is based on federal income tax laws in effect on the date of this Proxy Statement and is, therefore, subject to possible future changes in the law. The discussion does not address the consequences of state, local or foreign tax laws.

Federal Income Tax Consequences to the Company

Generally, to the extent that a recipient recognizes ordinary income, the Company will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Code Section 280G and, together with other compensation paid certain "covered employees," is below the $1,000,000 deduction limitation imposed by IRC Section 162(m). Generally, a "covered employee" is an executive who is or was a NEO beginning with the NEOs listed in the 2018 proxy statement and thereafter. Compensation paid to a covered employee whether performance-based or not, will not be deductible to the extent such amounts exceed $1 million in any one year, unless grandfathered under the Tax Cut and Jobs Act of 2017 (the Tax Act).

Section 409A

Code Section 409A may apply to awards under the Amended 2024 Plan that are deemed to be deferred compensation. If the requirements of Section 409A are not met, the recipient may be required to include deferred compensation in taxable income and additional taxes and interest may be assessed on such amounts. To the extent Section 409A is applicable to an award made under the Amended 2024 Plan, it is the Company's intent to have such award comply with the rules promulgated under Section 409A.

Tax Withholding

To the extent required by applicable federal, state, local or foreign law, an employee will be required to satisfy, in a manner satisfactory to the Company, any withholding tax obligations that arise by reason of the award.

Taxation of the Various Amended 2024 Plan Awards

Performance Stock Units and Restricted Stock Units. Employees granted RSUs and PSUs do not recognize income at the time of the grant. Rather they recognize ordinary income, and subject to IRC Section 162(m), the Company receives a corresponding tax deduction, in an amount equal to the fair market value of the units when the award vests and is converted into Common Stock or paid in cash. Certain employees who receive PSUs or RSUs may defer the conversion of the PSUs or RSUs beyond the award vesting date.

Non-qualified Stock Options. An employee will not recognize income and the Company will not be entitled to a deduction upon receipt of a NSO award. Ordinary income will be realized by the employee, and subject to IRC Section 162(m), a tax deduction will be recognized by the Company at the time the Non-qualified Stock Option is exercised and the shares are transferred to the employee. The amount of such taxable income and deduction upon the exercise of an Stock Option, is the difference between the exercise or option price and the fair market value of the shares on the date of exercise.

Incentive Stock Options. ISOs will not result in taxable income to the employee, nor a taxable deduction for the Company. However, the difference between the fair market value of the stock on the date of grant and the option exercise price is a tax preference item that may subject the employee to the alternative minimum tax. If the employee holds the ISO shares for two years from the date the option was granted and for one year after the shares were transferred to him upon the exercise of the option, the employee will recognize long-term capital gain on the portion of the gain on the sale of the shares equal to the difference between the sales price and the option exercise price and the Company will not be entitled to a deduction either at the time the employee exercises the ISO or subsequently sells the ISO shares. If the employee sells the ISO shares within two years after the date the ISO is granted or within one year after the date the ISO is exercised, then the sale is considered a disqualifying disposition, and the difference between the grant price and the exercise price will be taxed as ordinary income. The balance of the gain will be treated as long-or short-term capital gain depending on the length of time the employee held the stock. If the shares decline in value after the date of exercise, the compensation income will be limited to the difference between the sale price and the amount paid for the shares. The tax will be imposed in the year the disqualifying disposition is made. Subject to IRC Section 162(m), the Company will be entitled to a deduction equal to the ordinary income recognized by the employee.

With respect to both NSOs and ISOs, special rules apply if an employee uses shares already held by the employee to pay the exercise price or if the shares received upon exercise of the option are subject to a substantial risk of forfeiture by the employee.

Stock Appreciation Rights. An employee will recognize taxable income upon the exercise of a SAR in the amount of the aggregate cash received. In either case, subject to IRC Section 162(m) the Company will be entitled to an income tax deduction in the amount of such income recognized by the employee.

Restricted Stock. Employees receiving restricted stock will not recognize any income upon receipt of the restricted stock. Ordinary income will be realized by the holder at the time that the restrictions on transfer are removed or have expired and the stock vests. The amount of ordinary income will be equal to the fair market value of the shares on the date that the restrictions on transfer are removed or have expired. Subject to IRC Section 162(m), the Company will be entitled to a deduction at the same time and in the same amount as the ordinary income the employee realizes. An employee may elect to recognize taxable ordinary income in an amount equal to the fair market value of the shares at the time the award is received if the employee makes an election no later than 30 days after an employee receives the restricted stock. If a timely election is made, the employee will not recognize any additional income when the restrictions on the shares lapse. If the employee forfeits the shares to the Company, the employee may not claim a deduction with respect to the income recognized as a result of the election.

Generally, when an employee disposes of shares acquired under the Amended 2024 Plan, the difference between the sales price and his or her basis in such shares will be treated as long-term or short-term capital gain or loss depending upon the holding period for the shares.

Registration with the SEC

If the Amended Pitney Bowes Inc. 2024 Stock Plan is approved by stockholders, the Company will file a Registration Statement on Form S-8 with the SEC with respect to the additional shares of Pitney Bowes Common Stock to be registered pursuant to the Amended Pitney Bowes Inc. 2024 Stock Plan, as soon as reasonably practicable following stockholder approval.

Tax Treatment of Awards to Employees Outside the United States

The grant and exercise of options and awards under the Amended 2024 Plan to employees outside the United States may be taxed on a different basis.

Vote Required; Recommendation of the Board of Directors

Approval of the Amended Pitney Bowes Inc. 2024 Stock Plan requires the affirmative vote of a majority of the votes cast. Broker non-votes and abstentions are not considered votes cast and therefore will not be counted either for or against this proposal.

The Board of Directors unanimously recommends that stockholders vote FOR the proposal to approve the Amended Pitney Bowes Inc. 2024 Stock Plan.

Equity Compensation Plan Information

The following table provides information as of December 31, 2024 regarding the number of shares of Common Stock that may be issued under our equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)
Equity compensation plans approved by security holders	11,351,222	$ 10.87	18,148,363
Equity compensation plans not approved by security holders	—	—	—
Total	11,351,222[1]	$10.87[2]	18,148,363[3]

(1)   Includes 8,261,245 shares issuable pursuant to outstanding stock options. It also includes 2,008,620 shares issuable pursuant to outstanding RSUs, and 1,081,357 shares issuable pursuant to outstanding PSUs.

(2)   Weighted average exercise price of stock options only.

(3)   These securities are available in our reserve for awards made under the 2024 Stock Plan, without giving effect to any increase in the number of shares reflected in the Amended 2024 Plan that is the subject of Proposal 4.

Report of the Executive Compensation Committee

The Executive Compensation Committee (Committee) of the Board (i) has reviewed and discussed with management the section beginning on page 52 entitled "Compensation Discussion and Analysis" (CD&A) and (ii) based on that review and discussion, the Committee has recommended to the Board that the CD&A be included in this Proxy Statement.

By the Executive Compensation Committee of the Board of Directors,

Mr. Kurt Wolf, Chair
Ms. Milena Alberti-Perez
Mr. Paul Evans
Mr. Todd Everett
Ms. Catherine Levene

2024 Named Executive Officers (NEOs)

The Company had nine named executive officers (NEOs) for its fiscal year ended December 31, 2024. Biographical and professional information on each of our NEOs can be found below.



Lance Rosenzweig

Age: 62

Pitney Bowes Tenure: 7 months

Chief Executive Officer *since October 2024*
Interim Chief Executive Officer *May 2024 – October 2024*

Mr. Rosenzweig served as Interim Chief Executive Officer since May 22, 2024, and was appointed to serve as CEO of the Company, effective October 25, 2024. He was also appointed to the Pitney Bowes Board of Directors on April 4, 2024. Please refer to Mr. Rosenzweig's biography in section "The Nominees" on page 31 of this proxy statement.



John Witek

Age: 65

Pitney Bowes Tenure: 6 Years

Interim Chief Financial Officer *since March 2024*
and Chief Accounting Officer *since September 2024*

Mr. Witek was appointed to the role of Interim Chief Financial Officer, effective March 19, 2024 following the resignation of Ms. Chadwick and also replaced Mr. Catapano as Chief Accounting Officer, effective September 7, 2024. Prior to his most recent appointments, he held roles that included Head of Global Business Services from February 2023 and Chief Financial Officer of SendTech from January 2019.

Mr. Witek is responsible for the financial operations of the Company on a global basis, which includes the treasury, audit, investor relations, tax, and accounting functions.

Effective March 10, 2025, Robert Gold was elected Executive Vice President and Chief Financial Officer. As previously announced, Mr. Witek is being terminated without cause, effective April 1, 2025.



James Fairweather

Age: 53

Pitney Bowes Tenure: 25 Years

Executive Vice President and Chief Innovation Officer *since 2021*

Mr. Fairweather is responsible for and leads our innovation strategy and, since September 2024, our IT organization. He was named an executive officer of the Company in May 2021. Previously, he served as Senior Vice President and Chief Innovation Officer in May 2019, and prior to that was Senior Vice President and Chief Technology Officer for Pitney Bowes Commerce Services, where he led the technology and cloud strategy for the Commerce Services business unit. As previously announced, Mr. Fairweather's employment is being terminated without cause, effective April 1, 2025.



Shemin Nurmohamed

Age: 52

Pitney Bowes Tenure:
8 Years

Executive Vice President and President, Sending Technology Solutions *since 2024*

Ms. Nurmohamed is responsible for growing the Sending Technology Solutions (SendTech) shipping business and accelerating the reinvention of the mailing business globally. She was named an executive officer of the Company in September 2023 while serving as Senior Vice President and President of SendTech Solutions from January 2023. Previously, Ms. Nurmohamed served as Vice President, Product Management, SendTech Solutions from August 2020 and Vice President, Document Messaging Technologies France from January 2016.



Deborah Pfeiffer

Age: 64

Pitney Bowes Tenure:
41 Years

Executive Vice President and President, Presort Services *since 2024*

Ms. Pfeiffer oversees the Company's Presort business, consisting of operating centers across the United States and is responsible for driving growth and profitability while building loyalty among clients and ensuring engagement with employees. She was named an executive officer of the Company in September 2023 while serving as President of Presort Services from January 2013.

NEOs during 2024, But Are No Longer with the Company



Jason Dies

Age: 55

Pitney Bowes Tenure:
8 Years

Former Interim Chief Executive Officer *2023 – 2024*

Mr. Dies served in several roles over his tenure with Pitney Bowes, including as President of Sending Technology Solutions (SendTech), Executive Vice President and Group President, and most recently Interim Chief Executive Officer until he was terminated without cause by the Board and replaced by Lance Rosenzweig, effective May 22, 2024.



Ana Chadwick

Age: 52

Pitney Bowes Tenure:
3 Years

Former Executive Vice President and Chief Financial Officer *2021 - 2024*

Ms. Chadwick resigned as Executive Vice President and Chief Financial Officer, effective March 13, 2024. She remained at the Company to assist in the transition of her duties until April 21, 2024.



Gregg Zegras

Age: 57

Pitney Bowes Tenure:
11 Years

Former Executive Vice President and President, Global Ecommerce *2020 – 2024*

Mr. Zegras led the former Global Ecommerce business. His employment was terminated without cause by the Board, effective June 30, 2024.



Daniel J. Goldstein

Age: 63

Pitney Bowes Tenure:
22 Years

Former Executive Vice President and Chief Legal Officer *2010 – 2024*
Former Corporate Secretary *2016 – 2024*

Mr. Goldstein retired from Pitney Bowes, effective March 31, 2024. Effective April 2, 2024, Lauren Freeman-Bosworth was appointed to the role of Executive Vice President, General Counsel and Corporate Secretary.

Compensation Discussion and Analysis

The following discussion and analysis contains statements regarding Company performance targets and goals. These targets and goals are disclosed in the limited context of our compensation program and should not be understood to be statements of management's expectations or estimates of results or other guidance. Investors should not apply these statements to other contexts.

Some of the amounts in the CD&A portion of this Proxy Statement are shown on a non-GAAP basis. For a reconciliation and additional detail on the calculation of the financial results reported in this Proxy Statement, including those described below, please refer to "Non-GAAP Measures" on page 103 of this Proxy Statement.

Overview

This CD&A section explains our compensation philosophy, summarizes the material components of our compensation program and reviews compensation decisions made by the Executive Compensation Committee (Committee) and the independent Board members. The Committee, comprised of only independent directors, makes all compensation decisions regarding executive officers, including the Company's NEOs, other than the Chief Executive Officer (CEO). The independent Board members, based on recommendations by the Committee, determine compensation actions impacting the CEO.

Within the CD&A, you will find information regarding:

- 2024 Company financial highlights;
- The transition and compensation of Mr. Lance Rosenzweig as our Chief Executive Officer and former Interim CEO, as well as transition in the CFO role from Ms. Ana Chadwick to Mr. John Witek that occurred in 2024;
- Our executive compensation program structure, including our compensation philosophy; and
- Components of our 2024 compensation program and tables related to decisions made by the Committee and the independent Board members throughout the year.

2024 Highlights

2024 was a transformational year for Pitney Bowes. Upon the appointment of Lance Rosenzweig as interim CEO in May 2024 the Company identified four key priorities: Global Ecommerce (GEC) accelerated review, Cost Rationalization, Cash Optimization and Balance Sheet Deleveraging. Following swift and significant progress on these priorities, Mr. Rosenzweig was named CEO in October 2024. Under Mr. Rosenzweig's leadership, the Company has significantly reduced costs, improved profitability, increased free cash flow, and strengthened the Company's balance sheet. Pitney Bowes now has ample runway to return capital to shareholders, which is a core part of its capital allocation framework as the Company moves forward into 2025 and beyond.

Full Year 2024 Financial Highlights
- 2024 Total Shareholder Return: 70.63%
- Revenue was $2.027 billion, down 3% year-over-year
- GAAP Earnings Per Share (EPS) was a loss of $1.12, including a loss of $1.68 per share from discontinued operations tied to the Global Ecommerce ("GEC") sale
- Adjusted Earnings Per Share (Adjusted EPS) was $0.82, an improvement of $0.21 or 34% over the prior year
- GAAP net loss of $204 million, including a loss of $306 million from discontinued operations tied to the GEC sale
- Adjusted Earnings Before Interest and Taxes (Adjusted EBIT) was $385 million, up $77 million or 25% over the prior year
- GAAP cash from operating activities was $276 million
- Free Cash Flow (FCF) was $290 million and excludes $86 million of restructuring payments

Executive Compensation Program Structure

Compensation Philosophy

Our executive compensation program is designed to recognize and reward outstanding achievement and to attract, retain, and motivate our leaders. We structure our executive compensation program to link executive compensation to the performance of the Company as a whole. We believe executives with higher levels of responsibility and a greater ability to influence enterprise results should receive a greater percentage of their compensation in the form of performance-based compensation. Compensation for our NEOs varies from year to year, primarily based on the achievement of enterprise-wide objectives and individual performance. We emphasize enterprise-wide performance to break down internal barriers that can arise in organizations that emphasize individual business unit performance. We believe our compensation structure aligns individual pay with Company performance and shareholder value creation, while encouraging individuals to drive strategic outcomes for the Company alongside calculated risk-taking.

In addition to structuring our executive compensation plans to align pay and performance, over the course of 2024, the Compensation Committee considered the Company's key strategic initiatives and NEO and CEO changes over a condensed timeframe. In particular, the Committee structured the compensation plan for CEO Lance Rosenzweig to incentivize and focus on the immediate strategic priorities including, the Global Ecommerce (GEC) strategic review, Cost Rationalization, Cash Optimization and Balance Sheet Deleveraging—both during his time as interim CEO and going forward as CEO to enable Pitney Bowes to be a more streamlined organization and focus on our most profitable, cash generating businesses. Specifically, the metrics for Mr. Rosenzweig's compensation structure are directly related to the measurable progress against these initiatives, including the financial metrics of Adjusted EBIT and Adjusted Free Cash Flow, as well as the preestablished performance criteria determined by the Board. Additional details of Mr. Rosenzweig's compensation structure can be found below.

Key aspects of our pay philosophy include:

Overall Objectives	• Compensation levels should be competitive so we can both attract and retain talent;
	• Compensation should reflect leadership position and scope of responsibility;
	• Executive compensation should be linked to the performance of the Company as a whole; and
	• Compensation should motivate our executives to deliver our short and long-term business objectives and strategy.
Pay Mix Principles	• Compensation should be tied to short-term performance along with the creation of long-term stockholder value and return;
	• Performance-based compensation should be a significant portion of total compensation for executives with higher levels of responsibility and a greater ability to influence enterprise results; and
	• Executives should own meaningful amounts of Pitney Bowes stock to align their interests with stockholders
Pay for Performance	• Incentive compensation should reward short-term and long-term performance, over their respective time periods;
	• A significant portion of our compensation should be variable based on performance; and
	• The annual and long-term incentive components should be linked to operational outcomes, financial results or stock price performance.

Compensation Governance Best Practices

We believe our executive compensation program has effective governance components and demonstrates a strong link between pay and performance. The following lists the principal pay-for-performance and governance practices adopted by the Committee and the Board of Pitney Bowes.

 Quantifiable and measurable performance metrics and goals

 No individual supplemental executive retirement plans

 Double trigger vesting in our Change of Control provisions

 No crediting extra years of service in our benefit plans, including our pension plans

 Significant stock ownership requirements for senior executives and directors

 No tax gross-up on Change of Control payments

 Market comparison of executive compensation against a peer group and survey data

 No hedging, pledging, or short-term speculative trading of Company stock

 Independent compensation consultant performing no other services for the Company

 No fixed term employment agreements with our executive officers

 Annual stockholder advisory vote on executive compensation

 No stock option repricing, reloads, or exchanges

 Semi-annual stockholder outreach with an available line of direct communication with the Committee and the Board

 No transferability of restricted securities

 Clawback provisions that permit the Company to recover incentive-based compensation from senior executives for gross misconduct and require recovery in the event of a financial restatement consistent with SEC requirements

 No dividends on unvested stock awards

 One-year minimum vesting period for all long-term incentive compensation awards, with accelerated vesting for certain qualifying conditions

 No material executive perquisites

 Executive stock ownership policy that aligns executives' and directors' interests with those of our stockholders

2024 Stockholder Engagement on Executive Compensation

It is our practice to contact many of our stockholders over the course of the year to seek their views on various governance topics and executive compensation matters. For a full discussion of our Stockholder Engagement program generally, and the 2024 conversations, please see "Stockholder Engagement" on page 17 of the Proxy Statement.

Overview of 2024 Compensation

The Committee, comprised of only independent directors, makes all compensation decisions regarding executive officers, including the Company's NEOs, other than the CEO. Decisions regarding compensation for the CEO are made by the independent members of the full Board, based on recommendations by the Committee. The Committee considers recommendations from the CEO regarding the compensation of other NEOs. No member of the management team, including the CEO, has a role in determining his or her own compensation.

The Committee believes our executive compensation programs focus our leadership team on the metrics that are meaningful for investors and are key contributors to the creation of shareholder value. The Committee also fosters shareholder alignment and a strong pay-for-performance culture by setting the metrics in our incentive compensation plans to create balance between our short- and long-term operating frameworks. Our target performance levels are challenging but reasonably achievable upon meeting or exceeding our business objectives. We set commensurately more challenging goals in association with above-target payouts.

CEO Transition Compensation Summary

The Board approved the appointment of Mr. Rosenzweig, as Interim CEO effective May 22, 2024, following the termination of Mr. Dies on May 21, 2024. Mr. Rosenzweig was then appointed CEO, effective October 25, 2024. A summary of the compensation actions taken in connection with the CEO transition is as follows.

Mr. Rosenzweig

Given the scale and speed at which transformation was needed at Pitney Bowes, the Board designed Mr. Rosenzweig's compensation to provide focused incentives enabling execution of the strategic and financial objectives of the Company. The Board was thoughtful and deliberate in the construction of Mr. Rosenzweig's compensation and considered market-based pay, common incentive structures, and intentionally designed the majority of his pay "at risk," ensuring alignment with shareholders. Below is a summary of his compensation, but further details can be found in section "Compensation for Mr. Rosenzweig" on page 68.

Interim CEO

In connection with his appointment to the role of Interim CEO, the Company and Mr. Rosenzweig entered into an agreement, effective May 22, 2024 (the "Interim CEO Agreement"), providing Mr. Rosenzweig with the following compensation components:

Compensation Component	Component Detail
Base salary	$95,000
Equity	**40% RSUs,** with a target grant date value of $1,600,000 (which equaled a grant of 302,458 RSUs, calculated by taking the target grant date value and dividing by the average trading price over the ten trading days prior to his start date), scheduled to vest in four equal installments on: May 22, 2024, August 19, 2024, November 18, 2024, and February 17, 2025. These RSUs were subject to forfeiture in the event that Mr. Rosenzweig ceases to serve as Interim Chief Executive Officer prior to a vesting date.
	60% PSUs with a target grant date value of $2,400,000 (which equaled a grant of 453,687 PSUs, calculated by taking the target grant date value and dividing by the average trading price over the ten trading days prior to his start date), scheduled to vest after 12 months, subject to the achievement of metrics as determined by the Board.

A complete copy of the Interim CEO Letter Agreement can be found in the Company's Form 8-K filed on May 23, 2024.

CEO

In connection with his appointment to the role of CEO, the Company and Mr. Rosenzweig entered into an agreement, effective October 25, 2024, providing Mr. Rosenzweig with the following compensation components, which amended and superseded the compensation provided for in the Interim CEO Agreement:

Compensation Component	Component Detail
Base salary	$500,000
Annual Cash Incentive	Target annual cash incentive of $500,000 to be earned based on achievement against financial performance (Adjusted Earnings Before Interest & Taxes and Adjusted Free Cash Flow) goals established by the Board.
Equity[1]	200,000 RSUs with a target grant date value of $1,538,000 scheduled to vest in four equal installments on: November 21, 2024, January 24, 2025, April 23, 2025, and July 22, 2025
	300,000 PSUs with a target grant date value of $2,307,000 scheduled to vest after 12 months, subject to the achievement of financial metrics (Adjusted Earnings Before Interest & Taxes and Adjusted Free Cash Flow) as determined by the Board (with an additional conditional grant of 150,000 PSUs that only vest upon the occurrence of certain termination events within the 12-month performance period)
	1,500,000 premium-priced stock options with a target grant date value of $2,460,000 to purchase restricted shares of the Company stock at a price of $9.00 throughout the 18-month exercise period following the grant date. The $9 strike price was 17% above the $7.69 per share fair market value on November 21, 2024, the date of grant. If Mr. Rosenzweig exercises an option, the shares issued upon exercise will be restricted shares until the one-year anniversary of the date of grant, at which time the restrictions will be released only if Mr. Rosenzweig remains employed continuously by the Company through the one-year period following the grant date. Mr. Rosenzweig's stock options were granted as Incentive Stock Options (ISOs) to the extent allowed under applicable tax law.

[1]   Any shares received by Mr. Rosenzweig as part of his CEO agreement, after applicable withholding for taxes, resulting from the vesting of RSUs, PSUs, and the exercising of options, must be held by Mr. Rosenzweig for a period of at least one year following delivery of the shares.

For additional detail on Mr. Rosenzweig's compensation, refer to the section "Compensation for Mr. Rosenzweig" beginning on page 68.

Equity Vesting Treatment upon Mr. Rosenzweig's Appointment to CEO

The table below details the vesting treatment upon Mr. Rosenzweig's transition from Interim CEO to CEO on October 25, 2024.

Equity Grant	Treatment upon Transition
Performance Stock Units (PSUs) granted in May 2024	266,618 PSUs were deemed vested based upon the forecasted achievement of the pre-established performance criteria through the end of the 3rd fiscal quarter 2024, as approved by the Board, pro-rated to reflect Mr. Rosenzweig's actual term of service as Interim CEO during the full performance period. For additional detail on the vesting of the PSUs, refer to the section "Compensation for Mr. Rosenzweig" beginning on page 68. 187,069 PSUs were forfeited as of the date of his transition to CEO.
RSUs granted in May 2024	55,673 of his outstanding RSUs were deemed vested, which reflects a pro-rated amount based on his service as Interim CEO. 95,556 RSUs were forfeited upon his transition to CEO.

Mr. Dies

Former Interim CEO

In connection with Mr. Dies' appointment as our Interim CEO, effective October 2, 2023, the Company and Mr. Dies entered into an agreement dated September 29, 2023, which provided that, in order to appropriately compensate him for his increased responsibilities as Interim Chief Executive Officer, Mr. Dies would receive a monthly cash stipend of $60,000, an increase to his 2024 target long-term incentive award opportunity of $200,000, a grant of RSUs with a grant date value of $200,000, and vesting on the same basis as the annual award of RSUs granted to the Company's executives in 2023.

On April 8, 2024, the Company and Mr. Dies came to an agreement regarding additional terms and conditions of his continued employment as Interim Chief Executive Officer and this retention arrangement supplemented the terms of the September 29, 2023 agreement.

The retention agreement provided that Mr. Dies would continue to receive the following compensation as Interim Chief Executive Officer (each of which remained unchanged from the September 29, 2023 agreement): (i) an annual base salary equal to $875,000; (ii) a monthly cash stipend equal to $60,000; (iii) a target annual bonus opportunity equal to 80% of his base salary; and (iv) continued eligibility to receive long-term incentive compensation; (v) a one-time cash payment equal to $600,000, payable on the five-month anniversary of the retention agreement, subject to his continued employment through such payment date; however, if Mr. Dies would be terminated for any reason other than for Cause, or if he resigns with Good Reason (each as defined in the retention agreement); and (vi) continued vesting of certain outstanding long-term incentive awards pursuant to their terms.

Additionally, pursuant to the retention agreement, Mr. Dies remained as our Interim Chief Executive Officer up to May 22, 2024, the date on which the Board appointed Mr. Rosenzweig as our Interim Chief Executive Officer. Mr. Dies and the Company entered into a separation agreement and general release in connection with his termination without cause providing for the severance payments and benefits available under the Company's Severance Pay Plan, determined in accordance with the Company's general practices for calculating severance pay. Mr. Dies received a cash severance payment in an amount equal to the sum of 78 weeks of both base salary plus his target annual incentive amount. He also received a prorated annual incentive for 2024 which was payable at the time the 2024 annual incentive awards were paid to employees. Further, as a result of his termination without cause and pursuant to the retention agreement, Mr. Dies also became eligible to receive the $600,000 payment and vesting of certain outstanding long-term incentive awards as provided for in the retention agreement and pursuant to such the terms of such awards.

Refer to Form 8-Ks filed October 2, 2023, April 9, 2024, and May 23, 2024 for further details regarding his retention agreement and compensation upon separation.

The table below details the treatment of unvested LTI awards outstanding with Mr. Dies upon his separation on May 21, 2024.

LTI Grant Detail	Unvested Units at Termination	Treatment at Termination
Cash Incentive Units (CIUs) granted in 2022	828,000	Prorated based on full months of active service through last day worked; prorated units (644,000) remained outstanding and continued to vest over the original three-year performance period; the number of units vesting was based on the actual multiplier determined at the end of the performance period by achievement of predefined objectives. 184,000 CIUs forfeited. The CIUs vested in February 2025 at a value of $734,160.
CIUs granted in 2023	960,000	Prorated based on full months of active service through last day worked; prorated units (426,666) remain outstanding and will continue to vest over the original three-year performance period; the number of units to be paid will be based on the actual multiplier determined at the end of the performance period by achievement of predefined objectives. 533,334 CIUs forfeited
RSUs granted in 2023	135,618	Remain outstanding and continue to vest and be settled in accordance with their original terms.
PSUs granted in 2024	270,677	Forfeited, as not outstanding at least one year.
RSUs granted in 2024	180,451	Forfeited, as not outstanding at least one year.

Other Executive Transitions

Mr. Witek

Interim Chief Financial Officer and Chief Accounting Officer

On March 15, 2024, the Company appointed John Witek, then Vice President, Global Business Services, as interim Chief Financial Officer, effective March 19, 2024 to replace Ms. Chadwick upon her resignation. Mr. Witek relinquished his role as Head of Global Business Services during his tenure as interim Chief Financial Officer. In connection with Mr. Witek's appointment, and in order to appropriately compensate him for his increased responsibilities as interim Chief Financial Officer, the Board approved that Mr. Witek would receive a monthly cash stipend of $30,000 in addition to his existing compensation.

On August 28, 2024, the Board approved the appointment of Mr. Witek, Interim Chief Financial Officer of the Company, as Chief Accounting Officer of the Company to replace Mr. Joseph Catapano, effective September 7, 2024. Mr. Witek assumed the responsibilities of our principal accounting officer, effective September 7, 2024, and continued to perform the functions of our principal financial officer. In light of these additional responsibilities, the Company made a one-time payment to Mr. Witek in the amount of $100,000 that was subject to a clawback if he voluntarily resigns from the Company prior to March 31, 2025.

Effective March 10, 2025, Robert Gold was elected Executive Vice President and Chief Financial Officer. Effective April 1, 2025, Mr. Witek was terminated without cause.

Refer to Form 8-Ks filed March 19, 2024, August 29, 2024, and February 12, 2025 for additional information.

Ms. Chadwick

Former Executive Vice President and Chief Financial Officer

Ms. Chadwick resigned as Executive Vice President and Chief Financial Officer, effective March 13, 2024. She remained at the Company to assist in the transition of her duties until April 21, 2024. Ms. Chadwick forfeited all unvested equity awards as a result of her voluntary termination of employment.

Mr. Fairweather

Executive Vice President and Chief Innovation Officer

As previously announced in August 2024, the employment of James Fairweather as Executive Vice President and Chief Innovation Officer was terminated without cause, effective April 1, 2025. In connection with Mr. Fairweather's separation from the Company, Mr. Fairweather executed a Separation and General Release Agreement (the "Separation Agreement"), pursuant to which, and subject to agreement to the terms included therein (including a release), Mr. Fairweather will be eligible to receive a cash payment equal to $605,690, less applicable taxes and withholdings, which amount represents fifty (52) weeks' worth of Mr. Fairweather's base salary, as in effect immediately prior to the April 1, 2025 separation date (the "Separation Amount"). In addition to the Separation Amount, at the discretion of the Board, Mr. Fairweather is also entitled to a pro-rata annual bonus (subject to his satisfaction of the release agreement requirement), based on Company performance, corresponding to the time he served as Executive Vice President and Chief Innovation Officer in 2025 (the "Pro-Rata Bonus") and other benefits. The Pro-Rata Bonus, if any, will be paid to Mr. Fairweather when annual bonuses for then-active employees of the Company are paid, but no later than March 15, 2026.

Additionally, under the terms of the Separation Agreement, Mr. Fairweather's stock options and restricted stock units granted before the separation date that are at least partially vested or outstanding for a year as of the separation date will continue to vest and remain exercisable in accordance with the applicable vesting schedules. Upon becoming eligible for retirement, any outstanding stock awards and restricted stock units will immediately vest. The Company will pay a prorated payout for outstanding performance stock units or cash incentive units. Payout will be subject to a schedule based on total completed months of active service through the last day of work.

Refer to Form 8-K filed August 9, 2024 regarding his compensation upon separation.

Mr. Zegras

Former Executive Vice President and President, Global Ecommerce

The employment of Gregg Zegras as Executive Vice President and President, Global Ecommerce at the Company ended, effective June 30, 2024. In connection with Mr. Zegras' termination without cause from the Company, Mr. Zegras executed a Separation and General Release Agreement (the "Separation Agreement"), pursuant to which, and subject to agreement to the terms included therein (including a release), Mr. Zegras is eligible to receive a cash payment equal to $856,000, less applicable taxes and withholdings, which amount represents fifty-two (52) weeks' worth of Mr. Zegras' base salary as in effect immediately prior to the separation date (the "Separation Amount"). In addition to the Separation Amount, at the discretion of the Board, Mr. Zegras was entitled to a pro-rata annual bonus, if any (subject to his satisfaction of the release agreement requirement), corresponding to the time he served as Executive Vice President and President, Global Ecommerce in 2024 the pro-rata bonus and other benefits.

Additionally, under the terms of the offered Separation Agreement, certain of Mr. Zegras' incentive awards vested as of the separation date while other incentive awards would continue vesting in accordance with their terms. Specifically, the restricted stock units granted to Mr. Zegras in 2023 (with respect to 76,103 units) vested in full as of the separation date. The performance stock unit award granted to Mr. Zegras in 2024 (with respect to 187,970 units) will remain outstanding and continue to vest and be settled in accordance with its terms and will be prorated based on the full months of Mr. Zegras' active service during the award's three-year performance period. The 750,000 cash incentive units granted to Mr. Zegras in February 2022 and the 750,000 cash incentive units granted to Mr. Zegras in 2023, in each case, would remain outstanding and the number of those units that actually vest will be prorated based on the full months of active service during the respective award's three-year performance period and otherwise be determined as provided in the cash incentive unit award agreements.

Refer to Form 8-K filed July 2, 2024 regarding his compensation upon separation.

Mr. Goldstein

Former Executive Vice President, Chief Legal Officer and Corporate Secretary

On February 27, 2024, Daniel Goldstein, former Executive Vice President, Chief Legal Officer and Corporate Secretary, informed the Company that he would be retiring from his position, effective March 31, 2024. As a result of Mr. Goldstein's retirement, the restricted stock units granted to him in 2023 (with respect to 76,103 units) vested in full as of the Separation Date. The performance stock unit award granted to Mr. Goldstein in 2024 forfeited as they were not outstanding for more than a year upon his retirement. The 750,000 cash incentive units granted to Mr. Goldstein in February 2022 and the 750,000 cash incentive units granted to Mr. Goldstein in 2023, in each case, will remain outstanding and vest at the end of the performance period and be paid when otherwise paid to other eligible employees. Mr. Goldstein was also entitled to a pro-rata annual bonus, corresponding to the time he served as Executive Vice President, Chief Legal Officer and Corporate Secretary in 2024.

2024 Compensation Components

The following table outlines the components of direct compensation for our NEOs, including Mr. Rosenzweig upon his appointment as CEO, and how these components align with our compensation principles.

Pay Component	Key Characteristics	What it Rewards
Fixed Compensation		
Base Salary	• Fixed cash compensation • Increases driven by an executive's individual performance and/or competitiveness to the market	• Performance of daily job duties • Highly developed skills and abilities critical to the success of the Company
Variable Compensation		
Annual Incentive	• Performance-based cash compensation generally measured on achievement of enterprise-wide metrics • Individual performance may be considered in establishing an executive's annual incentive opportunity	• Achievement of pre-determined short-term financial objectives
PSUs	• Performance-based equity compensation is generally measured on enterprise-wide financial metrics or specific performance goals directly aligned with our operating strategic plans	• Achievement of pre-determined financial or business objectives
RSUs	• Performance-based equity compensation measured by Company stock value	• An increase in the value of the company stock
Premium-Priced Stock Options (for Mr. Rosenzweig only)	• Performance-based equity compensation measured by Company stock value	• An increase in the value of the Company stock (for premium-priced options, the exercise price is set higher than the stock price on the grant date)

2024 Compensation – Alignment with our Investors

We believe our executive compensation program demonstrates a strong link between pay and performance in its design and exhibits strong pay governance practices.

The following chart illustrates that 93% of CEO pay is at risk and subject to performance goals.



**CEO's
2024 Total Direct Compensation Mix[1]**

- ■ Base Salary
- ■ Performance-based Annual Incentive
- ■ Performance Stock Units, Premium-Priced Options, & Restricted Stock Units

[1]   Reflects compensation for Mr. Rosenzweig as the CEO, not the Interim CEO

As a guideline, for the NEOs, the Committee utilizes median compensation data based on companies with our approximate revenue size from our peer group and the Radford McLagan Compensation Database (Radford Database), as well as recommendations from Pay Governance to make compensation decisions. The Committee considers this information to evaluate and ensure competitiveness of base salary, target cash compensation (base salary plus annual incentive), and target direct compensation (base salary plus annual incentive plus long-term incentive). We describe this approach in more detail under "Assessing Competitive Pay Practice" beginning on page 73.

We believe market pay data is one decision point in effective pay management. Generally, in addition to market data, pay decisions consider the value of the individual in the job to the organization and relative to other jobs and additional factors such as skills, performance, tenure, and experience. As a result, pay for an executive could be positioned below, at, or above the market median.

For 2024, the target total direct compensation for Mr. Rosenzweig's CEO position was 111% of our peer group median for CEOs. For the remaining NEOs, excluding all former and departing executives, the average target total direct compensation was 96% of the market median[1]. Total direct compensation is defined as target annualized base salary, target annual incentive, and target long-term incentive awards, but not including retirement contributions.

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[1] Market median is the average of the median pay as reported in the Radford Database

2024 Target Compensation Overview

The table below shows the annual base salary, target annual incentive opportunity, and target long-term incentive opportunity for our CEO, as set by the Board, and our NEOs actively employed as of December 31 2024, as set by the Committee. These components were determined for each NEO based on scope of their responsibility, leadership skills, performance, and length of service. For further explanation of the annual compensation process, the Committee's and Board's involvement in making compensation decisions, and determining competitiveness relative to market, please see "Determining Compensation – The Decision Process" starting on page 72.

2024 NEO[1]	Annual Base Salary ($)[2]	Target Annual Incentive (as a % of Base Salary)	Target Long-Term Incentive ($)
Lance Rosenzweig[3]	500,000	100%	6,305,000
John Witek	360,500	50%	250,000
James Fairweather	605,690	60%	1,600,000
Shemin Nurmohamed	600,000	80%	800,000
Deborah Pfeiffer	500,000	80%	600,000

[1]   Refer to the 2024 Summary Compensation Table for additional detail.

[2]   Does not include any monthly stipend amount in the case of Mr. Witek

[3]   Reflects decisions with respect to Mr. Rosenzweig's CEO position, not his interim CEO position.

Compensation for NEOs other than Mr. Rosenzweig (For Mr. Rosenzweig's compensation, see pp. 68 – 70)

Base Compensation

In 2024, Mr. Fairweather received a 3% annual base salary increase and Ms. Chadwick received a 1.5% increase, both in line with our merit guidelines and consistent with the market median of the competitive data for these positions. At the time that Ms. Nurmohamed was promoted to Executive Vice President and President, Sending Technology Solutions on January 1, 2024, the annual base salary for Ms. Nurmohamed was set at $600,000. At the time that Ms. Pfeiffer was promoted to Executive Vice President and President, Presort Services on January 1, 2024, the annual base salary for Ms. Pfeiffer was set at $500,000. The base salaries of Ms. Nurmohamed and Ms. Pfeiffer were set at the market median of the competitive data set reviewed by the Committee. The remaining NEOs did not receive an increase to their base salary.

In connection with his appointment as Interim CFO, effective March 19, 2024, Mr. Witek received a monthly cash stipend of $30,000 to compensate for his increased responsibilities and to provide competitive cash compensation comparable to a newly promoted CFO.

As Interim CEO through May 21, 2024, Mr. Dies received a monthly cash stipend of $60,000, prorated for partial months of service, which in conjunction with his base salary of $875,000 was intended to provide competitive cash compensation comparable to a newly promoted CEO.

Annual Incentives

NEOs are eligible to earn annual incentives awarded under the Key Employees Incentive Plan (KEIP), primarily for achieving enterprise-wide financial objectives established at the beginning of each year which are designed to be challenging to achieve. Individual performance and its impact on financial, strategic, unit, or individual objectives may be considered.

In connection with their promotions on January 1, 2024, the annual incentive target for both Ms. Nurmohamed and Ms. Pfeiffer was set at 80%. The target annual incentive opportunity for all other NEOs remained unchanged in 2024.

Based on shareholder feedback, to simplify the plan, and continue to drive desired strategic outcomes, in 2024 the Committee and the Board reduced the number of financial measures used to determine annual incentives for NEOs to two metrics: Adjusted Earnings Before Interest and Taxes (Adjusted EBIT) and Adjusted Revenue and eliminated the application of non-financial based strategic objectives.

The Committee and the Board believe that basing the annual incentive plan entirely on quantifiable financial performance measures demonstrates our commitment to placing rigor and objectivity in establishing and measuring our compensation goals and results.

The following table contains the financial objectives used under the annual incentive plan for 2024 and describes why they are effective in measuring how our business is performing on a short-term basis:

Financial Measure	Weighting	Rationale
Adjusted EBIT	75%	Focuses executive officers on driving Company profitability
Adjusted Revenue	25%	Focuses executive officers on driving Company growth

Both metrics exclude the impact of certain special items, both positive and negative, which could mask the underlying trend or performance within a business. The adjustments for special items are explained further under "Non-GAAP Measures" on page 103. For further explanation on objective setting, please see "Determining Compensation – The Decision Process" on page 72.

The 2024 performance year annual incentive plan design continued to utilize a straight-line methodology interpolated between threshold, target, and maximum payout levels with a potential payout opportunity of 0% to 150% of target.

Funding of the 2024 Annual Incentive Pool and Actual Pay-Out

In 2024, Company results exceeded the maximum Adjusted EBIT objective and achieved results between target and maximum against the Adjusted Revenue objective. The annual objectives and results are reflected in the table below.

Financial Objective[1]	Weighting	Threshold	Target	Maximum	Result	Actual Pay-Out as a % of Target
Adjusted Earnings Before Interest and Taxes[2]	75%	$230 million	$283 million	$313 million	$393 million	150.0%
Adjusted Revenue[2]	25%	$1,837 million	$2,001 million	$2,131 million	$2,031 million	111.6%
Financial Objectives						***140.4%***

[1] We set financial objective targets at the beginning of 2024 relative to Company budget on a continuing operations basis excluding any nonrecurring items. Please see "Reconciliation of Reported Consolidated Results to Adjusted Measures" on page 104 and "Treatment of Special Events" beginning on page 78. The Committee and the Board believe the 2024 financial objectives at each level (threshold, target, and maximum) accurately balance the difficulty of attainment of the level with the related pay-out. The annual incentive plan utilized a straight-line methodology across payout levels for the 2024 performance year. The amounts under the 'Actual Pay-Out as a % of Target' column are rounded and may or may not appear to equal the total Financial Objective Multiplier due to rounding.

[2] Adjusted EBIT and Adjusted Revenue are non-GAAP measures. For a reconciliation and additional information, please see "Reconciliation of Reported Consolidated Results to Adjusted Measures" on page 104.

The achievement of the financial objectives resulted in a multiplier of 140.4% for the total 2024 annual incentive pay-out. For a reconciliation of GAAP to Non-GAAP measures, please see "Reconciliation of Reported Consolidated Results to Adjusted Measures" on page 104.

The annual incentive payments for Mr. Fairweather, Ms. Nurmohamed, and Ms. Pfeiffer were based on the 140.4% multiplier detailed above. Mr. Witek's annual incentive payment was also based on the 140.4% multiplier, but the Committee calculated his incentive payment based on 80% of his base pay for the portion of 2024 that he was in the Interim CFO role (March 19 through December 31), which is commensurate for a CFO based on median CFO compensation data from our peer group and the Radford Database. The annual incentive payments for Mr. Dies and Mr. Goldstein were prorated based on the number of days they were employed in 2024 and were paid based on a 100% multiplier. The annual incentive payment for Mr. Zegras was prorated based on the number of days he was employed in 2024 and was based on a 50% multiplier which reflects the 2024 performance of the Global Ecommerce Business Unit which Mr. Zegras led.

Refer to the Summary Compensation Table on page 79 for further details regarding 2024 annual incentive payments made to the NEOs.

Long-Term Incentives

Long-term incentive opportunities are designed to link the NEOs' rewards to the Company's long-term financial performance and stock price. We also provide these incentives to be competitive in the markets in which we operate and to attract and retain high-performing executives.

The LTI mix for executive officers at the time of the 2024 annual grant shifted to 100% equity-based awards with a mix of 60% PSUs and 40% RSUs. Previously, the grant mix had included a performance-based cash component due to increased stockholder dilution and elevated burn rates. The temporary shift toward cash in recent years sufficiently reduced our burn rate and dilution, allowing the Committee to return the LTI mix to 100% equity-based awards, which the Committee believes better aligns the interests of our NEOs with those of our stockholders. The Committee will continue to monitor the impact of equity utilization on dilution and burn rate.

The design and payouts of our LTI program are described below. For further details on 2024 grants, please see the "Grants of Plan-Based Awards in 2024" table on page 82.

Long-Term Incentive Target Changes

At the time of their promotions to their respective roles on January 1, 2024, Ms. Nurmohamed's long-term incentive target was set at $800,000 and Ms. Pfeiffer's was set at $600,000. The remaining NEOs, except for Mr. Rosenzweig, were unchanged in 2024.

Performance Stock Units (PSUs)

PSUs are generally long-term equity awards granted annually with three-year performance and vesting cycles. NEOs are awarded PSUs with pay-outs based on achieving challenging enterprise-wide financial objectives established each year of the three-year cycle. The results for each year are aggregated at the end of the three-year performance period. If the threshold level of performance for the enterprise-wide financial objectives are not met for a calendar year, one-third of the overall award value will be forfeited.

The enterprise-wide objectives set by the Committee include two equally weighted financial objectives: Return on Invested Capital (ROIC) and Adjusted Free Cash Flow (Adjusted FCF). We believe both of these are important indicators of the Company's long-term viability and performance and thus are appropriate metrics upon which to base long-term incentive awards. For details on the objective setting process, please see "Determining Compensation – The Decision Process" on page 72.

Financial Measure	Weighting	Rationale
ROIC	50%	Measures how effectively the Company utilizes its capital to generate profits.
Adjusted FCF	50%	Measures the Company's ability to generate cash that can be used to pay dividends, reduce debt, or reinvest in operations.

Each year, the Committee considers a range of factors in establishing objectives. Financial targets may be revised for special items such as adjusting for discontinued operations. For additional information, please see "Reconciliation of Reported Consolidated Results to Adjusted Measures" on page 104 and "Treatment of Special Events" beginning on page 78. When relevant, long-term financial targets take into account budgeted levels of share repurchases. The Committee sets objectives at levels designed to have an appropriate degree of difficulty and stretch for each grant.

For the 2024-2026 PSU grant, the Committee will modify the resulting earned unit value by up to +/- 25% based on our cumulative three-year Total Shareholder Return (TSR) as ranked against the S&P 1000 index, linking payout to our relative TSR. The S&P 1000 index represents a broad cross section of industries and encompasses the current Pitney Bowes market cap. Starting with 2024 grants, the TSR modifier moved from a "step up" methodology based on ranges, to a straight-line methodology interpolated between threshold, target, and maximum objectives. In this formula, our TSR rank relative to the S&P 1000 at 51% is equivalent to a 0% modifier, a 25% TSR rank or less is equivalent to a -25% modifier, and a 75% rank or more is equivalent to a 25% modifier. This enables a negative adjustment to the PSU payout for TSR achievement below the 51st percentile. Additionally, if TSR is negative for the cumulative three-year period, there will not be a positive application of the TSR modifier regardless of the Company's rank against the S&P 1000. Based on relative performance versus the S&P 1000 over the cumulative three-year period, the TSR modifier is applied as shown below:

	Company Rank vs. S&P 1000 (percentile)	TSR Modifier[1]
Max	>=75th	25%
Target	51st	0%
Threshold	<=25th	-25%

(1)   The TSR modifier for 2024 – 2026 PSU performance period uses a straight-line interpolation methodology across payout levels.

The number of Performance Stock Units vesting at the end of the cycle can range from 0% to 200% of the initial number granted based on achievement of the Committee-approved financial goals and application of the cumulative three-year TSR modifier. The Committee also can employ discretion in determining the vesting percentage to more accurately reflect the Company's overall performance.

> **Note to our Stockholders:** Under SEC disclosure rules, stock awards such as PSUs are required to be included in the Summary Compensation Table in the year granted, while cash-based CIU awards are included at the end of the performance period, when they are earned. This means **total compensation in the Summary Compensation Table appears significantly higher for 2024 when compared to 2023**, because 2024 reflects both the PSUs granted in 2024 and the vesting CIUs granted in 2022, while 2023 reflects only the vesting CIUs as no PSUs were granted.

Restricted Stock Units (RSUs)

RSUs both support our executives taking a long-term view on the Company's success and serve as a significant retention tool. RSUs generally vest in three equal installments over a three-year period, subject to continued employment on each applicable vesting date.

An annual grant of RSUs was made to executive officers in February of 2024.

CIU Objectives, Metrics, and Funding for the Completed 2022-2024 Performance Cycle

The 2022-2024 CIU sets annual financial targets (Adjusted Earnings Per Share (Adjusted EPS) and Adjusted Free Cash Flow (Adjusted FCF)) at the beginning of each calendar year within the three-year performance period, the results of which are aggregated at the performance period end. For the 2022-2024 CIU cycle, the unit multiplier at target is 100%. The CIU multiplier range is based upon the achievement of the pre-determined financial objectives (Adjusted EPS and Adjusted FCF), each weighted at 50%. Additionally, final results are adjusted by a cumulative three-year TSR modifier of up to plus or minus (+/-) 25% based on relative performance as ranked against the S&P 1000 index, as per the following table:

PBI rank vs. Peer Group (percentile)	Modifier
> 75th %	+25%
> 70th to 75th %	+20%
> 65th to 70th %	+15%
> 60th to 65th %	+10%
> 55th to 60th %	+5%
> 45th to 55th %	+0%
> 40th to 45th %	–5%
> 35th to 40th %	–10%
> 30th to 35th %	–15%
25th to 30th %	–20%
Below 25th %	–25%

CIU Funding for the Completed 2022-2024 Performance Cycle

The Company achieved results above maximum for the Adjusted EPS and Adjusted FCF objectives in 2024. The table below shows the financial targets, each weighted at 50%, and the levels of achievement relating to the 2022-2024 CIU performance cycle. The combination of the financial metrics and the TSR modifier resulted in a 114% per unit pay-out for the 2022-2024 CIU awards as illustrated below.

2022-2024 Adjusted Earnings Per Share (Adjusted EPS)[1]	Threshold	Target	Maximum	Actual Result	Metric Pay-out Value	TSR Modifier	Performance Multiplier
2022	$0.16	$0.32	$0.41	$0.15	0%		
2023	$0.00	$0.10	$0.20	$0.04	10%		
2024	$0.20	$0.36	$0.46	$0.82	33%		

2022-2024 Adjusted Free Cash Flow (Adjusted FCF)[1]	Threshold	Target	Maximum	Actual Result	Metric Pay-out Value	TSR Modifier	Performance Multiplier
2022	$44 million	$92 million	$140 million	$85 million	15%		
2023	$20 million	$55 million	$120 million	$25 million	8%		
2024	$24 million	$74 million	$124 million	$225 million	33%		
Total					99%	15%	114%

[1]   Adjusted EPS and Adjusted FCF are non-GAAP measures. For a reconciliation and additional information, please see "Reconciliation of Reported Consolidated Results to Adjusted Measures" on page 104 and "Treatment of Special Events" beginning on page 78. The 2023 and 2024 financial targets for the 2022-2024 CIUs are the same used for the completed years in the 2023-2025 CIU and 2024-2026 PSU performance periods.

For additional detail on the calculation of the financial metrics described above, please see "Non-GAAP Measures" and corresponding table on page 103.

Based on the 2022-2024 CIU performance multiplier of 114% per unit, the table below displays the number of CIUs vested in February 2025 for the listed NEOs.

Executive	Target CIUs Vesting	Performance Multiplier	Units Vested
John Witek	75,000	114%	85,500
James Fairweather	780,000	114%	889,200
Shemin Nurmohamed	75,000	114%	85,500
Deborah Pfeiffer	120,000	114%	136,800
Jason Dies	644,000	114%	734,160
Gregg Zegras	625,000	114%	712,500
Daniel Goldstein	750,000	114%	855,000

Stock Cash Incentive Unit (SCIU) Objectives and Funding

SCIUs are cash-based awards that pay out based on the Company's stock price performance. SCIUs closely mimic how RSUs function, but with some key differences. SCIUs will vest, if at all, in three approximately equal annual installments on vesting dates that will generally fall between February 1 and March 15 of the first three calendar years immediately following the calendar year of the award date, subject to the performance multiplier. While the target value of each SCIU is one dollar, the ultimate payout is based on the extent of achievement of performance criteria with a maximum and minimum payout between 150% and 75% respectively, of the value of the initial number of SCIUs awarded.

The value of SCIUs that vest at the end of each vesting cycle is determined by applying a "Unit Multiplier" to the target value of the SCIUs vesting during such cycle. The amount of the Unit Multiplier is based on the percentage change in the average of the closing PBI stock price over the first 10 trading days of the first year and the average of the closing PBI stock price over the last 10 trading days of the year ending immediately preceding the vest date. The unit multiplier at target for each one-year performance cycle of the three-year SCIU Awards is 100%. The minimum and maximum vested value of SCIUs in each performance cycle is between 75% and 150%, respectively, of the initial number of SCIU vesting in the applicable performance cycle. The payout shall not exceed the maximum allowable units provided to an individual per year as specified in the KEIP.

Stock Cash Incentive Unit (SCIU) Objectives and Funding

In 2023, the LTI grant mix for non-executive officers included a cash-based component consisting of Stock Cash Incentive Unit (SCIU) 2023 – 2025 awards to help manage increased stockholder dilution and elevated burn rates at the time. Prior to being elected as Executive Officers, Ms. Nurmohamed, Ms. Pfeiffer, and Mr. Witek all received SCIU awards.

For the vesting of the second tranche of the 2023 SCIU award, the percentage change is calculated over the average of the closing PBI stock price of the first 10 trading days of 2023 of $4.52 versus the average of the closing PBI stock price of the last 10 trading days of 2024 of $7.30 (limited by the 75% minimum and 150% maximum Unit Multiplier thresholds). The performance multiplier for the second vesting results in a Company achievement of above the 150% maximum payout allowable for the performance cycle. Therefore, the resulting payout is 150% of target for the second vesting. The table below illustrates the unit multiplier achieved based on the stock price growth between the first 10 trading days of 2023 and the last 10 trading days of 2024.

Long-Term Incentive	Value
Average closing stock price of PBI for first 10 trading days of 2023	$ 4.52
Average closing stock price of PBI for last 10 trading days of 2024	$ 7.30
Percentage Change	+61.5%
Multiplier for 2nd vesting of 2023 award	**150%**

Based on the 2023-2025 SCIU performance multiplier of 150% per unit, the table below displays the number of SCIUs vested in February 2025 for the listed NEOs, none of whom were Executive Officers at the time of the grant in 2023.

Executive	Target SCIUs Awarded Applicable to the Second Vesting	Performance Multiplier	Units Vested
Shemin Nurmohamed	120,000	150%	180,000
Deborah Pfeiffer	100,000	150%	150,000
John Witek	50,000	150%	75,000

Compensation for Mr. Rosenzweig

Base Compensation

In May 2024, Mr. Rosenzweig was provided a base salary of $95,000 in connection with his role as Interim CEO. Upon his appointment to CEO in October 2024, the Board increased Mr. Rosenzweig's base salary to $500,000.

Annual Incentive Plan

Mr. Rosenzweig was not provided an annual incentive in his role as Interim CEO. Upon appointment to CEO in October 2024, he became eligible for an annual incentive award under the Key Employees Incentive Plan (KEIP). This was established with a target value of $500,000, with performance measured fully against enterprise-wide financial objectives as set by the Board. The performance measures for Mr. Rosenzweig's annual incentive are Adjusted FCF (75% weighted) and Adjusted EBIT (25% weighted), and will focus him on driving Company profitability and cash creation management. To ensure a closer correlation to our performance and his promotion to CEO, an off-cycle performance period was used beginning the fourth quarter of 2024 and ending the third quarter of 2025. The financial objectives demonstrate our commitment to aligning his compensation with the interests of stockholders. His annual incentive utilizes a straight-line methodology interpolated between threshold, target, and maximum payout levels with a potential payout opportunity between 0% to 200% of target. As the objectives of Mr. Rosenzweig's incentive are primarily covering forward-looking 2025 goals, his objectives are not disclosed at this time for competitive reasons.

Equity Incentives

As previously discussed, upon his appointment to Interim CEO in May 2024, the Board approved equity-based grants with a target value of $4,000,000; 60% were granted as PSUs and 40% as RSUs. In October 2024, 95,556 RSUs and 187,069 PSUs from Mr. Rosenzweig's grant were forfeited based on the time in his Interim CEO role. As a result of his appointment to CEO in October 2024, the Board granted Mr. Rosenzweig 1,500,000 stock options; 300,000 PSUs (plus an additional 150,000 PSUs that only vest upon the occurrence of termination events occurring within the twelve-month performance period); and 200,000 RSUs, with a target value of $6,305,000.

Performance Stock Units (PSUs)

Mr. Rosenzweig as Interim CEO

The vesting of Mr. Rosenzweig's PSUs granted May 22, 2024 in connection with his Interim CEO service were conditioned upon the Company achieving pre-established performance criteria approved by the Board. These performance criteria, as outlined in the table below, were directly aligned with the strategic initiatives announced by the Board, upon his appointment: 1) **Cost Rationalization**, 2) **GEC Accelerated Review**, 3) **Cash Optimization**, and 4) **Balance Sheet Deleveraging**. The Board believed these performance criteria best positioned Mr. Rosenzweig to accelerate the Company's transformation and drive enhanced value for shareholders.

The PSU Award was earned based on the metrics listed below over a 12-month performance period beginning the first day of Mr. Rosenzweig's employment as Interim CEO, and subject to continued employment with the Company as Interim CEO, at a level of 0%, 50%, 100%, or 150% as shown in the following table. A shorter performance period tied to specific operational goals was utilized in acknowledgment of Mr. Rosenzweig's interim status. The amount vested and earned was pro-rated to reflect Mr. Rosenzweig's actual term of service as Interim CEO during the performance period.

Metric	Weighting	Potential Payment between Threshold (50%) and Maximum (150%)
GEC Accelerated Review: Start Formal GEC Exit	20%	Begin restructuring prior to or sign definitive sales agreement of substantially all of GEC by end of Q2 2024.
GEC Accelerated Review: Complete GEC Exit	20%	Completion of restructuring by Q2 2025 or closing of sale transaction in or prior to Q4 2024.
Cost Rationalization	40%	Between $60 and $120 million by Q2 2025.
Cash Optimization	10%	Reduce cash to between $200 and $300 million by Q1 2025.
Balance Sheet Deleveraging	10%	Payoff high-interest debt from internal cash by Q1 2025.

Performance was determined and interpreted at the discretion of the independent members of the Board. For metrics required to be achieved at a date later than the end of Mr. Rosenzweig's employment as Interim CEO, the Board determined a percentage based on achievement towards the metric (and subject to proration based on the period of time of service as Interim CEO). In addition, the Board considered the overall performance of the Company in determining the vesting of Mr. Rosenzweig's PSU award and the Board further exercised discretion to award 24,238 additional PSUs to Mr. Rosenzweig, which represents the midpoint between what was achieved and what would have been achieved assuming a 150% performance factor to determine the total number of PSUs earned of 266,618. The table below reflects the final payout factors as determined by the Board.

Metric	PSUs Granted	Earned Performance Factor	PSUs Earned[1]
GEC Accelerated Review: Start Formal GEC Exit (20% weighting)	90,737	100%	38,781
GEC Accelerated Review: Complete GEC Exit (20% weighting)	90,737	150%	58,171
Cost Rationalization (40% weighting)	181,475	175%	135,733
Cash Optimization (10% weighting)	45,369	0%	—
Balance Sheet Deleveraging (10% weighting)	45,369	50%	9,695
Total	**453,686**		**242,380**

(1) The final PSUs earned have been adjusted by a proration factor of ~42.7% reflecting the days during the 12-month performance period Mr. Rosenzweig served as Interim CEO.

Mr. Rosenzweig as CEO

The Board awarded 450,000 PSUs consisting of two separate grants upon Mr. Rosenzweig's appointment as CEO.

PSUs Granted	Performance/Vesting Criteria	Plan Design
300,000 PSUs	Two enterprise-wide financial objectives: • Adjusted EBIT (25% weighting) • Adjusted FCF (75% weighting) These objectives are for a one-year performance period beginning October 1, 2024 and ending September 30, 2025.	The performance multiplier can range from 0 to 200% of target and will be interpolated linearly between the threshold (50%), target (100%), and maximum (200%) objectives. If threshold performance is not achieved, no portion of the PSUs with respect to its financial metric will vest.
150,000 "Conditional" PSUs	Will fully vest and settle into shares only in the event of Mr. Rosenzweig's termination due to (i) death, (ii) disability, or (iii) a Change of Control, prior to the one-year anniversary of the date of grant.	Forfeited if no termination event occurs prior to the one-year anniversary. In no event will more than 100% of the conditional PSUs vest.

Mr. Rosenzweig's PSU objectives are not disclosed at this time for competitive reasons, as they primarily cover forward-looking goals.

While we typically subject PSUs to a three-year vesting period, given the Board's desire to incentivize Mr. Rosenzweig to quickly implement strategic changes at the Company that would yield near term results, a one-year period was instead utilized.

Restricted Stock Units (RSUs)

As previously noted, based on the prorated period Mr. Rosenzweig served as Interim CEO, 206,902 of the 302,458 originally granted RSUs vested, and Mr. Rosenzweig forfeited the remaining 95,556 units upon his transition to CEO.

Upon Mr. Rosensweig's appointment as CEO, the Board awarded Mr. Rosenzweig 200,000 RSUs scheduled to vest in four equal installments, on November 21, 2024; January 24, 2025; April 23, 2025; and July 22, 2025.

Premium-Priced Stock Options

Premium-priced stock options directly align Mr. Rosenzweig's interests with those of our stockholders by incentivizing growing the value of the Company's stock.

In consideration of Mr. Rosenzweig's appointment to CEO, the independent members of the Board awarded him 1,500,000 premium-priced stock options to purchase shares of the Company stock at a price of $9.00, which was 17% above the $7.69 per share fair market value on November 21, 2024, the date of grant. The options became immediately exercisable on the date of grant and remain exercisable through the 18-month period following the grant date. If Mr. Rosenzweig exercises the options, the shares issuable upon exercise will be issued as restricted shares until the one-year anniversary of the date of grant, at which time the restrictions will be released only if Mr. Rosenzweig remains employed continuously by the Company through the one-year period following the grant date.

The Board determined to grant the 1,500,000 stock options as incentive stock options (ISOs) to the greatest extent permitted by the Internal Revenue Code given the tax benefits of incentive stock options. Consistent with the limits of the Internal Revenue Code, 11,111 of the stock options qualified as ISOs. Refer to the Outstanding Equity Awards table footnotes for further details around the breakout of the NSOs and ISOs granted to Mr. Rosenzweig in 2024.

Other Indirect Compensation

Retirement Compensation

In the United States, retirement benefits include:

- Qualified 401(k) and nonqualified 401(k) restoration plans with Company 401(k) matching contributions of up to 4% of eligible compensation and 2% Company core contributions. Participants become eligible for the Company matching and Company core contributions after one year of employment with the Company.
- Qualified pension and nonqualified pension restoration plans for employees hired prior to January 1, 2005. Accruals under these plans were frozen at the end of 2014. As of December 31, 2024, Mr. Fairweather and Mr. Goldstein were the only NEOs that qualified for these benefits.

Participant balances under nonqualified plans are unfunded obligations of the Company subject to claims by our creditors. Nonqualified restoration plans (pension and 401(k)) are based on the same formulas as are used under the broad-based qualified plans and make up for benefits that would have been provided under the qualified plans except for limitations imposed by the Internal Revenue Code of 1986, as amended. Participation in restoration plans is available to a select group of management or highly compensated employees, including the NEOs.

An individual account under the 401(k) Restoration Plan:

- Is adjusted on the basis of notional investment returns of publicly available mutual fund investments offered under the qualified 401(k) plan; and
- Does not receive any above-market earnings.

The Pension Restoration Plan applies the same standard actuarial rules as are applied under the qualified Pension Plan.

For additional information, please see the narrative accompanying the "Pension Benefits Table as of December 31, 2024" on page 88 and the narrative accompanying the "Nonqualified Deferred Compensation Table for 2024" beginning on page 89.

Other Benefits

Other benefits include:

- Nonqualified Deferred Incentive Savings Plan (DISP) which provides certain executives the ability to voluntarily defer, in a tax-efficient manner, pay-outs of annual cash incentives, long-term cash incentives, and base pay into a nonqualified deferred compensation plan.
- Certain executives with PSUs and RSUs who are subject to the executive stock ownership policy may elect to defer settlement of their awards until termination or retirement. Executives who choose deferral receive dividend equivalents after the award vests, which are also deferred until the award is settled.
- Perquisites consisting only of limited financial counseling, an executive annual physical examination benefit, Company-paid spousal travel when accompanying a NEO for business in the case of Mr. Fairweather, reimbursement of certain legal expenses associated with his separation agreement.

Process for Determining Named Executive Officer Compensation

Executive Compensation Committee

The Committee is responsible for reviewing the performance of and approving compensation awarded to our executive officers, other than the CEO. The independent Board members, with the input of the Committee, (i) set individual base pay, target compensation, and performance targets for the CEO under annual cash and long-term equity incentives, (ii) review the CEO's performance, and (iii) determine CEO compensation pay-outs by comparing and approving actual performance against the established objectives including the TSR modifier. In addition, the Committee, and the independent Board members with respect to the CEO, may exercise discretion in its sole determination. The Committee works closely with its independent consultant, Pay Governance, and management to examine various pay and performance matters throughout the year.

Independent Compensation Consultant

The Committee retains Pay Governance as its independent compensation consultant and considers advice and information provided by Pay Governance in determining the compensation paid to NEOs and in making its recommendation to the independent members of the Board regarding CEO pay. The consultant regularly attends the Committee meetings and advises on a range of compensation-related matters, including peer group composition, plan design, and competitive pay practices. Pay Governance does not perform other services for the Company. The Committee considered the following six factors and determined there was no conflict in the engagement of Pay Governance and that Pay Governance is independent: (i) the provision of other services to the Company by Pay Governance; (ii) the amount of fees received from the Company by Pay Governance, as a percentage of the total revenue of Pay Governance; (iii) the policies and procedures of Pay Governance that are designed to prevent conflicts of interest; (iv) any business or personal relationship of Pay Governance consultants with a member of the Committee; (v) any Company stock owned by the Pay Governance consultants; and (vi) any business or personal relationship of the Pay Governance consultants or Pay Governance with any of the Company's executive officers.

The Committee annually reviews the performance of Pay Governance and has the sole authority to hire and terminate its consultant.

The Committee also reviews independence factors applicable to other consultants that support management, including outside law firms and Willis Towers Watson.

Determining Compensation — The Decision Process


2024
2025
H1
Metrics and Objectives set for Performance Framework
Engage with Stockholders
Assess Say-on-Pay Vote Results
Goal Setting & Stockholder Engagement
H2
Review Performance against Objectives to date
Engage with Stockholders
Review Performance & Stockholder Engagement
Q1
Evaluate company and NEO performance and determine payouts
Determine Payouts

Generally, at the beginning of each year, our CEO, in consultation with senior management, recommends to the Committee financial objectives for the annual and long-term incentive plans based on the financial objectives set by the Board. For 2024, objectives were aligned with the 2024 Company budget and were adjusted for the removal of the Global E-Commerce business. The Committee and the independent directors review the recommendations particularly with respect to the appropriateness and rigor of the objectives and approve the final annual and long-term objectives. Concerning Mr. Rosenzweig's objectives, to ensure a closer correlation to the Company's performance and his promotion to CEO, the Board utilized an off-cycle performance period beginning in the fourth quarter of 2024 and ending the third quarter of 2025.

After reviewing and evaluating data, as more fully discussed in the section titled "Assessing Competitive Practice" below, our CEO recommends compensation target levels for base pay, annual incentives, and long-term incentives, as well as total direct compensation in the aggregate for executive officers, including the NEOs other than the CEO. The Committee reviews management's recommendations and determines the appropriate financial objectives, base salary and the target levels of annual and long-term incentive compensation. The Committee also recommends for approval by the independent Board members the base salary and annual and long-term incentive target levels for the CEO. Generally, at this time, the Committee also approves any changes to the compensation program for the coming year.

At the end of each year, each NEO completes a self-assessment of his or her performance against his or her objectives. The CEO evaluates the performance of his executive officer direct reports in the first quarter of the following year and reviews these evaluations with the Committee. The Committee reviews the financial accomplishments of the Company, taking into account predetermined objectives, and determines actual base salary increases as well as annual and long-term incentive compensation for the NEOs. In conjunction with the Governance Committee, which assesses the CEO's performance, the Executive Compensation Committee will recommend to the independent Board members, compensation for the CEO after the end of the third quarter of 2025. The actual pay-out levels for annual incentive compensation are based upon the Company's performance against the predetermined financial objectives and other criteria, as discussed under "Annual Incentives" beginning on page 62 of this Proxy Statement. With respect to long-term incentive compensation that is performance-based, the Committee determines pay-out levels based on pre-determined financial objectives, and to the extent applicable, a relative TSR modifier, as discussed in further detail under "Long-term Incentives" beginning on page 64 of this Proxy Statement.

The Committee also reviews tally sheets prepared by Human Resources to evaluate the individual components, the total mix of compensation, and the weighting of the components within the total compensation package of the executive officers. To evaluate whether each NEO's compensation package is competitive with the marketplace, the Committee, and with respect to the CEO, the independent Board members, also review each executive's total direct compensation against market data during the assessment process as more fully described in "Assessing Competitive Practice" below.

Assessing Competitive Pay Practice

The Committee decided that starting in 2024, in order to simplify the compensation assessment process, the Radford Database would be the primary survey utilized in evaluating the competitiveness of our executive compensation. The Committee annually compares each executive's total direct compensation (base salary, annual incentive and long-term incentives) against market data from the independent report, the Radford Database, with a view towards determining the optimal mix and level of compensation. The Committee also reviews the targets and actual pay-outs to evaluate ongoing compensation opportunity and competitiveness. Finally, the Committee's independent compensation consultant reviews the data presented to the Committee and provides additional publicly available data from our peer group before the Committee establishes the target total direct compensation structure. The Committee sets compensation targets assuming achievement of specific incentive award performance objectives at target.

In order to account for the Company's separation from the Global E-Commerce business, starting in 2024, the Radford Database was regressed for corporate revenue of approximately $1.0 - $2.99 billion rather than $3.0 - $5 billion for corporate leaders. The Radford Database also continued to be regressed based on relevant revenue ranges pertaining to other roles. The Radford Database is derived from global survey results across multiple industries. These reports assist the Committee in assessing the market competitiveness of executive officer compensation against external market data. This market data provides important reference points for the Committee but is not the sole basis for determining appropriate compensation design, compensation targets, or individual pay levels. Use of comparative industry data and outside surveys only serves to indicate to the Committee whether those decisions are in line with our peer group and the industry in general. The Committee believes the comparative industry data used from the Radford Database and the peer group are consistent with our compensation philosophy.

Compensation targets and individual pay levels may vary from the median for various reasons, including:

- The value of the total rewards package;
- Program design and strategic considerations;
- Affordability;
- Changing competitive conditions;
- Program transition considerations;
- The definition and scope of the executive's role;
- The executive's individual contributions to the Company;
- Unique skill sets presented by the employee; and
- Succession or retention considerations.

In addition, the Committee asks Pay Governance to analyze the appropriateness of the Company's short and long-term compensation program design. The Committee and the Board also consider the burn rate with respect to the equity awards when deciding how much of the total direct compensation package should be composed of equity-based awards.

Each year the Committee then reviews our relative performance against that of our peer group.

Peer Group for Assessing Compensation of NEOs

Pay Governance and the Committee design our peer group so the Committee can analyze compensation packages, including compensation mix and other benefits, relative to the competitive market to attract and retain the talent and skills required to lead our business. When evaluating the appropriateness of the peer group, the Committee considers factors such as revenue, market capitalization, and complexity of the business to strike a reasonable balance in terms of Company size and an adequate number of peers. The Committee also considers any feedback received from stockholders.

In 2023, as part of its annual process the Committee, with the assistance of Pay Governance, assessed the peer group used for comparing NEO peer median pay levels and conducting pay practice reviews. The Committee reviewed the peer group; effective January 1, 2024, the peer group was changed to eliminate companies with outsized market capitalizations relative to the market capitalization of Pitney Bowes. As a result of the peer group review, the Committee approved the removal from the peer group of Fiserv, Inc., Fidelity National Information Services, Inc., and W.W. Grainger, Inc. The peer group as of January 1, 2024 consisted of:

1) ACCO Brands
2) Avery Dennison
3) Beyond, Inc.
4) Bread Financial
5) Cimpress
6) Deluxe
7) Diebold
8) Etsy
9) GXO Logistics
10) Hub Group
11) NCR Voyix
12) Rockwell Automation
13) Ryder System
14) Schneider National
15) Western Union
16) Xerox

The peer group was further reviewed in 2024 after the divestiture of the Global E-Commerce business, and a new peer group was approved by the Committee on October 25, 2024. This new peer group was used by the Committee and the Board to help determine the compensation of Mr. Rosenzweig in the role of CEO. The Committee determined that a reorientation of the composition of the peer group was necessary to reflect the change in business focus and size. Due to the unique mix of our business, we do not have completely overlapping competitors. We selected a peer group of companies similar in size and/or complexity to Pitney Bowes to evaluate the competitiveness of our executive compensation. The resulting peer group focused on Business to Business, Business Services, and Tech-enabled companies, and eliminated companies in industries no-longer applicable to Pitney Bowes (i.e. transportation, retail, etc) as a result of the divestiture. As of October 25, 2024, the peer group consisted of the following:

Peer Group as of December 31, 2024[1]

Company Name	12/31/2024 Revenue ($ millions)	12/31/2024 Market Capitalization ($ millions)
ACCO Brands Corporation	$1,666	$ 488
Bread Financial Holdings, Inc. (formerly Alliance Data Systems Corporation)	$2,441	$3,036
Cimpress plc	$3,292	$1,804
CSG Systems International, Inc.	$1,197	$1,423
Deluxe Corporation	$2,122	$1,000
Diebold Nixdorf, Incorporated	$3,751	$1,617
E2open Parent Holdings, Inc.	$ 635	$ 822
HNI Corporation	$2,526	$2,408
Matthews International Corporation	$1,796	$ 847
McGrath RentCorp	$ 911	$2,745
Quad/Graphics, Inc.	$2,672	$ 363
Sabre Corporation	$3,030	$1,408
TTEC Holdings, Inc.	$2,208	$ 238
Unisys Corporation	$2,008	$ 439
25th Percentile	$1,699	$ 571
Median	$2,165	$1,204
75th Percentile	$2,636	$1,757
Pitney Bowes Inc.	$2,027	$1,316
PBI Percentile Rank	+40%	+52%

Source: S&P Capital I.Q.

[1] Peer group as of December 31, 2024 used for reviewing NEO peer median pay levels and conducting pay practice reviews.

While the peer groups discussed above were used by the Committee to assess compensation practices and market competitiveness in 2024, the TSR modifier used in the payout of CIUs/PSUs granted since 2022 utilized the S&P 1000 Index; see *"CIU Objectives, Metrics, and Funding for the Completed 2022-2024 Performance Cycle"* starting on page 66 of this Proxy Statement for more discussion related to the TSR modifier).

Other Policies and Guidelines

Clawback Policy

Consistent with the New York Stock Exchange listing rules adopted to implement the compensation recovery requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Board approved on September 11, 2023 a Compensation Recoupment Policy applicable to the Company's executive compensation program which includes a "clawback" feature, requiring (in the event of an accounting restatement, as described in the first bullet below) or allowing (in circumstances involving misconduct) the Board to adjust, recoup or require the forfeiture of any awards (both time and performance-based awards) made or paid under any equity plan (such as the 2018 Stock Plan or 2024 Stock Plan) or the KEIP.

The Compensation Recoupment Policy applies to:

- Any current and former NEOs, as well as anyone who performs a policy-making function for the Company, who received incentive-based compensation during the three fiscal year period immediately preceding the date on which the Company is required to prepare an accounting restatement due to material noncompliance with federal securities laws, regardless of fault;
- Any executive officer, including NEOs, in the event of any financial restatement due to a misrepresentation of the financial statements of the Company. This applies to awards granted, vested, or payments made during the 36-month period prior to the financial restatement; or
- Any employee, including NEOs, whom the Board reasonably believes engaged in gross misconduct or breached any provisions in their Proprietary Interest Protection Agreement, which generally provides for confidentiality, and non-competition and non-solicitation of employees and customers for one year following termination of employment.

No Agreements with Executives

We have not entered into fixed term employment agreements with any of our NEOs, including the CEO. Therefore, such officers are "at will" employees.

No Pledging, Hedging and Other Short-Term Speculative Trading

We have policies prohibiting both the pledging and hedging of our stock. Neither the Board nor management-level employees may pledge or transfer for value Pitney Bowes securities, engage in short-term speculative ("in and out") trading in Pitney Bowes securities, or participate in hedging and other derivative transactions, including short sales, "put" or "call" options, swaps, collars or similar derivative transactions, with respect to Pitney Bowes securities (other than transactions in employee stock options).

Consideration of Material Nonpublic Information (MNPI) in Relation to Timing of Awards

Annual Awards Granted in 2024:

We do not maintain a formal policy regarding the timing of grants of equity-based incentive awards to our employees or directors. However, historically, and during the 2024 year, our annual Long-term Incentive (LTI) awards have been granted at least ten trading days after the fourth quarter and full year earnings announcement in order to reduce the risk of granting awards within a timeframe close to the date of disclosure of Material Nonpublic Information (MNPI). Additionally, in order to reduce the impact of daily stock price fluctuations on the value of the annual awards, the annual grants are awarded based on the average of the closing prices of the ten trading days post the fourth quarter and full year earnings announcement. This same approach has historically been applied to quarterly equity grants awarded to new hires or promoted employees (other than the Executive Officers and NEOs) in the first through the third quarters of the year, with those grants being made at least ten trading days following the applicable announcement.

MNPI Considered in the Determination of Grant Timing and Terms & Conditions:

LTI awards may also be granted to a NEO upon hire, or on an exception basis, for retention purposes that may fall outside of the timing of the annual or quarterly grants. The Committee and Board considers the timing of reports filed containing MNPI when finalizing the timing of such awards. In particular, with regards to Options awarded, the Committee has historically ensured that they are not granted in anticipation of the release of MNPI, or that Options granted following the release of MNPI does not occur until a time when that MNPI has been fully disclosed and widely disseminated to the public. The Committee considers the content of disclosed Material Information when finalizing the Terms and Conditions of awards and takes actions to confirm that award terms are in line with market practice, including predetermining the vesting schedule at grant based on a specified timeframe or based on meeting a pre-specified performance criteria.

It is Pitney Bowes' policy to comply with all applicable securities and state laws (including appropriate approvals by the Pitney Bowes Board of Directors or appropriate committee, if required) when granting awards or engaging in transactions in Pitney Bowes' securities.

Refer to the Insider Trading Policy in effect February 2025 for further details and as reported in Exhibit 19 of the Annual Report on Form 10-K for the year ended December 31, 2024.

Executive Stock Ownership Policy

We maintain an executive stock ownership policy that encourages executives to think as owners and to hold substantial amounts of Company stock to closely align our key executives' interests with the long-term interests of our stockholders.

The chart below illustrates the policy ownership requirements:

Title	Stock Ownership as a Multiple of Base Salary
Chief Executive Officer	5X
Other Executive Officers	2X
All Other Covered Executives	1X

Only shares owned outright, shares held in a trust, shares owned under a deferred compensation arrangement, and since 2024, unvested time-based restricted stock units, are counted toward the ownership requirement. Unvested options, unexercised options, and unvested performance-based awards do not count toward the ownership requirement.

Executive officers are expected to reach the required ownership level within five years. Until they reach ownership levels, executive officers are required to retain all or a portion of the net after tax shares acquired upon vesting of equity awards. Given the robust stock ownership requirements already in place, the Committee reassessed the retention requirement of vested awards, and determined in 2024 to eliminate the requirement that executive officers retain shares for any specific period following vesting.

Beginning with performance or time-based RSU and PSU awards made in February 2015, executives who are required to own certain levels of Company stock under the executive stock ownership policy may elect to defer the settlement of their awards upon vesting until the executives terminate employment or retire. Executives who choose to defer their awards receive dividend equivalents once the awards vest, which are also deferred as vested RSUs.

The Committee reviews executive stock ownership annually to make sure it is in line with the policy's objectives.

Change of Control

We believe that the cash payments and benefit levels available to our executives in connection with a Change of Control transaction are consistent with current market practice for companies of our size. Our Change of Control arrangements are intended to encourage those executives most closely connected to a potential Change of Control to act more objectively, and therefore, in the best interests of our stockholders, despite such a transaction possibly resulting in the executives' termination of employment.

Our Change of Control protections also encourage executives to remain with the Company until the completion of the transaction to enable a successful transition. Payments of equity awards and Change of Control-enhanced severance occur only when an employee is terminated without cause or when an employee voluntarily terminates for good reason (such as a reduction in position, pay or other constructive termination event) within two years following a Change of Control (a "double trigger" payment mechanism). The Change of Control, by itself, does not cause severance payments or accelerated vesting of equity awards (i.e., we do not provide "single trigger" Change of Control protections).

The Company does not gross up our executives for any excise tax imposed on Change of Control payments.

A Change of Control is generally defined as (i) an acquisition of 30% or more of our Common Stock, or 30% or more of the combined voting power of our voting securities by an individual, entity or group, (ii) replacement of a majority of the Board other than as approved by the incumbent Board, (iii) as a result of a reorganization, merger, consolidation or sale, more than 50% of our Common Stock and voting power changes hands, or (iv) approval by stockholders of a liquidation or dissolution of the Company.

We believe our Change of Control arrangements support our overall compensation objectives because they are aligned with our goal of providing a compensation package sufficiently competitive to attract and retain talent and align with stockholder interests. With the double trigger payment mechanism applicable to both equity and cash awards and the lack of any gross-up, we believe the Change of Control arrangements incorporate best practices from a corporate governance perspective.

Treatment of Special Events

In determining performance goals and evaluating performance results, the Committee may use its discretion and judgment to align management's rewards for business performance with their contributions to that performance while still holding management accountable for the overall results of the business. The Committee believes that the metrics for incentive compensation should be specific and objective. However, the Committee recognizes that during the measurement period, certain one-time or unusual events may distort, either positively or negatively, the Company's financial performance. For annual incentive, CIU, and PSU financial results have been adjusted to exclude: GEC winddown costs, discontinued operations, FX impacts on intercompany loans, goodwill or asset impairment charges, restructuring charges, strategic review costs, gains and losses on debt restructuring, and other unusual or one-time items. For additional detail, please refer to the "Reconciliation of Reported Consolidated Results to Adjusted Measures" table on page 104 of this Proxy Statement.

Executive Compensation Tables and Related Narrative

The following 2024 Summary Compensation Table shows all compensation earned by or paid to the NEOs. The compensation shown below was paid for services performed during or with respect to 2024, 2023, and 2022. The 2024 Summary Compensation Table includes amounts earned and deferred during the periods covered under the Nonqualified Deferred Incentive Savings Plan (DISP).

For additional information regarding grants made during 2024 to the NEOs, please see the "Grants of Plan-Based Awards in 2024" table on page 82 of this Proxy Statement.

2024 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total[7] ($)
Lance Rosenzweig[8] Chief Executive Officer	2024	133,231	-	7,855,022	2,460,000	-	-	17,139	10,465,392
John Witek Interim Chief Financial Officer	2024	363,273	512,581	-	-	533,054	-	67,496	1,476,404
James Fairweather Executive Vice President and Chief Innovation Officer	2024	607,364	-	1,451,631	-	1,399,433	11,156	72,077	3,541,661
	2023	585,281	-	585,937	-	366,322	1,899	63,224	1,602,663
	2022	562,922	-	478,695	-	315,285	0	61,908	1,418,810
Shemin Nurmohamed Executive Vice President and President, Sending Technology Solutions	2024	604,616	-	725,817	-	939,420	-	225,032	2,494,885
Deborah Pfeiffer Executive Vice President and President, Presort Services	2024	503,846	-	544,361	-	848,400	-	60,471	1,957,078
Jason Dies[9] Former Interim Chief Executive Officer	2024	343,269	880,645	1,633,083	-	1,005,745	-	2,448,425	6,311,167
	2023	875,000	180,000	769,893	-	786,000	-	101,898	2,712,791
	2022	765,000	-	508,156	-	788,064	-	90,937	2,152,157
Ana Chadwick Former Executive Vice President and Chief Financial Officer	2024	188,965	-	1,134,084	-	-	-	34,338	1,357,387
	2023	607,148	-	457,762	-	675,822	-	67,761	1,808,493
	2022	589,530	-	460,285	-	223,634	-	68,037	1,341,486
Gregg Zegras Former Executive Vice President and President, Global Ecommerce	2024	428,000	-	1,134,084	-	882,764	-	616,108	3,060,956
	2023	786,458	-	457,762	-	760,834	-	77,899	2,082,953
	2022	575,176	-	460,285	-	275,789	-	46,391	1,357,641
Daniel J. Goldstein Former Executive Vice President, Chief Legal Officer and Corporate Secretary	2024	152,067	-	1,134,084	-	975,989	2,202	26,299	2,290,641
	2023	605,406	-	457,762	-	600,817	21,424	56,097	1,741,506
	2022	587,839	-	460,285	-	455,244	0	53,542	1,556,910

[1] This column includes a $60,000 monthly cash stipend totaling $280,645 that Mr. Dies received as a result of his role as Interim Chief Executive Officer and a $600,000 one-time cash retention payment that Mr. Dies became eligible to receive upon his termination without cause. The column also includes a $130,000 special incentive paid to Mr. Witek inclusive of his 2023 performance in his former role related

to his effort in driving efficiencies and cost reduction across the Finance organization, a monthly cash stipend of $30,000 totaling $282,581 that Mr. Witek received as a result of his role as Interim Chief Financial Officer, and $100,000 he received as a result of the additional responsibilities he acquired when he took on the role of Chief Accounting Officer.

(2) This column includes the value of stock awards granted to NEOs during 2024, 2023, and 2022, based upon its grant date fair value, computed in accordance with FASB ASC Topic 718, as more fully described in Note 20 Stock-Based Compensation to our Consolidated Financial Statements in the Form 10-K for the year ended December 31, 2024. The fair values are calculated based on the probable outcome of the applicable performance condition on the grant date and, with the exception of RSUs granted to Mr. Rosenzweig at the time he was an independent director of the Board, reflect an adjustment for the exclusion of dividend equivalents during the vesting period. Detail regarding the grants of PSUs and RSUs can be found in the "Grants of Plan-Based Awards in 2024" table, and detail of outstanding stock awards can be found in the "Outstanding Equity Awards at 2024 Fiscal Year-End" table. For additional information on these award types, please see the "Compensation Discussion and Analysis" starting on page 52 of this proxy statement.

For Mr. Dies, Ms. Chadwick, Mr. Zegras, and Mr. Goldstein, 2024 includes the grant date fair value of stock awards granted in 2024 that were subsequently forfeited at the time of their terminations; Mr. Dies forfeited 270,677 PSUs and 180,451 RSUs; Mr. Zegras forfeited 156,642 PSUs and 125,313 RSUs; and Ms. Chadwick and Mr. Goldstein each forfeited 187,970 PSUs and 125,313 RSUs.

If performance conditions allow for PSUs granted in 2024 to reach the 200% maximum number of shares, or the applicable maximums ranging between 100% and 200% in the case of Mr. Rosenzweig, based on the grant date fair value, the total value of stock awarded in 2024 inclusive of RSUs and PSUs would be $11,319,145 for Mr. Rosenzweig; $2,322,610 for Mr. Fairweather; $1,161,307 for Ms. Nurmohamed; and $870,979 for Ms. Pfeiffer.

Additionally, the Company did not attain the 2022 threshold objective for adjusted income from continuing operations resulting in the forfeiture of the performance-based Restricted Stock Units granted in 2022.

(3) This column includes the grant date fair value of stock options awarded to NEOs as computed in accordance with FASB ASC Topic 718. For accounting purposes, we use the Black-Scholes option pricing model to calculate the grant date fair value of stock options. Other than to Mr. Rosenzweig, who was granted stock options in 2024, NEOs were not granted stock options in 2024, 2023, or 2022. Mr. Rosenzweig received an option award of 11,111 ISOs and 1,488,889 NSOs in November 2024. Detail regarding outstanding stock awards can be found in the "Outstanding Equity Awards at 2024 Fiscal Year-End" table.

(4) This column includes annual incentive compensation earned in the applicable year. The 2024 awards were, for NEOs other than Mr. Dies, Ms. Chadwick, Mr. Zegras, and Mr. Goldstein, based on the actual achievement of financial objectives and continued employment through December 31, 2024.

This column also includes, for applicable NEOs, CIU pay-outs earned over the three-year performance cycle ending in each year for applicable NEOs and SCIU pay-outs earned over each one-year multiplier cycle ending in each year. CIU and SCIU pay-outs are subject to the maximum that may be awarded to a single participant in any one calendar year.

The 2024 annual incentive and 2022-2024 CIU award pay-out amounts in this column are: annual incentive of $372,554 and CIU of $85,500 and SCIU of $75,000 for Mr. Witek; annual incentive of $510,233 and CIU of $889,200 for Mr. Fairweather; annual incentive of $673,920 and CIU of $85,500 and SCIU of $180,000 for Ms. Nurmohamed; annual incentive of $561,600 and CIU of $136,800 and SCIU of $150,000 for Ms. Pfeiffer; annual incentive of $271,585 and CIU of $734,160 for Mr. Dies; annual incentive of $170,264 and CIU of $712,500 for Mr. Zegras; annual incentive of $120,989 and CIU of $855,000 for Mr. Goldstein. The 2024 annual incentive awards for Mr. Dies, Mr. Zegras, and Mr. Goldstein were prorated, based on their last day of employment. Mr. Dies and Mr. Goldstein received their incentive paid at the target multiplier, and Mr. Zegras at a 50% multiplier. Ms. Chadwick did not earn a 2024 annual incentive as she was not retirement eligible on her last day of work.

(5) This column shows the change in the actuarial present value of the accumulated pension benefit for the participating NEOs in the applicable year. Mr. Goldstein and Mr. Fairweather are the only pension eligible NEOs and are fully vested in their pension benefit. Both the qualified Pension Plan and nonqualified Pension Restoration Plan were frozen to all participants on December 31, 2014. For purposes of computing the amounts in the table above, negative values were reflected at $0 for 2022.

(6) Amounts shown for 2024 include all other compensation received by a NEO that is not reported elsewhere. Our executives are eligible to receive an executive physical with reimbursement up to $2,400. Due to healthcare privacy reasons, we've assigned the same value to each of the NEOs regardless of whether the NEO used the benefit.

For Mr. Rosenzweig, this also includes: $13,661 in non-employee compensation earned prior to his employment start date for Board membership and committee fees, and $1,078 in other non-perquisite compensation such as, but not limited to, group basic life insurance premiums for coverage provided by the Company. Mr. Rosenzweig is not yet eligible for the Pitney Bowes 401(k) Plan or the 401(k) Restoration Plan in 2024.

For Mr. Witek, this also includes: Company match of $13,800 and 2% core contribution of $6,900 to the Pitney Bowes 401(k) Plan; Company match of $16,700 and 2% core contribution of $12,052 to the Pitney Bowes 401(k) Restoration Plan; financial counseling in the amount of $14,795; additional perquisites valued at $400; and $449 in other non-perquisite compensation such as, but not limited to, group basic life insurance premiums for coverage provided by the Company.

For Mr. Fairweather, this also includes: Company match of $13,800 and 2% core contribution of $6,900 to the Pitney Bowes 401(k) Plan; Company match of $16,378 and 2% core contribution of $8,189 to the Pitney Bowes 401(k) Restoration Plan; financial counseling in the amount of $14,795; additional perquisites valued at $8,860; and $755 in other non-perquisite compensation such as, but not limited to, group basic life insurance premiums for coverage provided by the Company.

For Ms. Nurmohamed, this also includes: relocation assistance in the amount of $171,602, which includes $86,621 of tax-related payments; Company match of $13,800 and 2% core contribution of $6,900 to the Pitney Bowes 401(k) Plan; Company match of $18,026 and 2% core contribution of $9,013 to the Pitney Bowes 401(k) Restoration Plan; the Company's actual cost of spousal travel, $2,143; additional perquisites valued at $400; and $748 in other non-perquisite compensation such as, but not limited to, group basic life insurance premiums for coverage provided by the Company.

For Ms. Pfeiffer, this also includes: Company match of $13,800 and 2% core contribution of $6,900 to the Pitney Bowes 401(k) Plan; Company match of $12,349 and 2% core contribution of $6,175 to the Pitney Bowes 401(k) Restoration Plan; financial counseling in the amount of $14,795; the Company's actual cost of spousal travel, $3,029; additional perquisites valued at $400, and $623 in other non-perquisite compensation such as, but not limited to, group basic life insurance premiums for coverage provided by the Company.

      For Mr. Dies, this also includes: severance pay of $2,362,500; Company match of $13,800 and 2% core contribution of $6,900 to the Pitney Bowes 401(k) Plan; Company match of $46,940 to the Pitney Bowes 401(k) Restoration Plan; financial counseling in the amount of $14,795; and $1,090 in other non-perquisite compensation such as, but not limited to, group basic life insurance premiums for coverage provided by the Company.

      For Ms. Chadwick, this also includes: Company match of $13,800 and 2% core contribution of $6,900 to the Pitney Bowes 401(k) Plan; Company match of $3,130 to the Pitney Bowes 401(k) Restoration Plan; financial counseling in the amount of $7,337; and $771 in other non-perquisite compensation such as, but not limited to, group basic life insurance premiums for coverage provided by the Company.

      For Mr. Zegras, this also includes: severance pay of $434,585; payout of accrued and unused vacation hours in the amount of $131,692; Company match of $13,800 and 2% core contribution of $6,900 to the Pitney Bowes 401(k) Plan; Company 2% core contribution of $10,869 to the Pitney Bowes 401(k) Restoration Plan; financial counseling in the amount of $14,795; and $1,067 in other non-perquisite compensation such as, but not limited to, group basic life insurance premiums for coverage provided by the Company.

      For Mr. Goldstein, this also includes: Company match of $13,800 and 2% core contribution of $6,900 to the Pitney Bowes 401(k) Plan; Company match of $1,627 and 2% core contribution of $814 to the Pitney Bowes 401(k) Restoration Plan; and $758 in other non-perquisite compensation such as, but not limited to, group basic life insurance premiums for coverage provided by the Company.

(7)   When the 2024 long-term incentive awards were issued, we granted PSUs in lieu of cash-settled CIUs. Under SEC disclosure rules, the PSUs are to be included in the Summary Compensation Table in the year granted, while CIU awards are included when actually earned. This means Stock Awards and Total Compensation appear significantly lower for 2023 and 2022 when compared to 2024 as 2024 includes both the pay-out of the 2022 CIUs (performance period ending December 31, 2024) and the 2024 granted PSU award (performance period ending December 31, 2026). The resulting mismatch from the timing of different disclosure rules should normalize over time.

(8)   Mr. Rosenzweig's 2024 compensation is the aggregate of compensation earned (i) as a non-employee member of the Board for the period of April 4, 2024, through May 21, 2024, (ii) as Interim CEO for the period of May 22, 2024 through October 24, 2024, and (iii) as CEO beginning on October 25, 2024. Compensation totaling all three components as reported in the Summary Compensation Table is detailed in the following table. In addition, Mr. Rosenzweig's Stock Awards value includes the grant date fair value of stock awards granted upon his appointment to Interim CEO in 2024 that were subsequently forfeited at the time of his appointment to CEO in 2024. Mr. Rosenzweig forfeited 187,069 PSUs and 95,556 RSUs that have a total grant date fair value of $1,475,303. When the value of Mr. Rosenzweig's forfeited equity is subtracted from his 2024 Total in the Summary Compensation Table, his actual total 2024 compensation is $8,990,090 as illustrated in the table below:

Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Non-employee Director		-	-	107,946	-	-	-	13,661	121,607
Interim CEO			-	3,947,077	-	-	-		
CEO		133,231	-	3,800,000	2,460,000	-	-	3,478	10,343,786
2024 Sub Total	2024	133,231	-	7,855,022	2,460,000	-	-	17,139	10,465,392
2024 Forfeited Equity[1]		-	-	(1,475,303)	-	-	-	-	(1,475,303)
2024 Total with Forfeited Equity Removed		-	-	6,379,720	2,460,000	-	-	17,139	8,990,090

(9)   Prior to his appointment as Interim Chief Executive Officer in October 2023, Mr. Dies was employed as Executive Vice President and Group Executive.

GRANTS OF PLAN-BASED AWARDS IN 2024

Name	Grant Date	Estimated Future Pay-outs under Non-Equity Incentive Plan Awards			Estimated Future Pay-outs under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards[1] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Lance Rosenzweig											
Restricted Stock Units[2]	4/10/2024							1,928			7,943
Restricted Stock Units[2]	5/6/2024							18,904			100,002
Annual Incentive[3]		62,500	500,000	1,000,000							
Performance Stock Units[4]	5/22/2024				29,943	453,687	680,531				2,368,246
Restricted Stock Units[4]	5/22/2024							302,458			1,578,831
Performance Stock Units[5]	11/21/2024				37,500	300,000	600,000				2,280,000
Performance Stock Units[5]	11/21/2024				-	150,000	-				0
Restricted Stock Units[5]	11/21/2024							200,000			1,520,000
Stock Options[5]	11/21/2024								1,500,000	9.00	2,460,000
John Witek											
Annual Incentive[3]		22,531	180,250	270,375							
James Fairweather											
Annual Incentive[3]		45,427	363,414	545,121							
Performance Stock Units[6]	2/15/2024				11,910	240,602	481,204				870,979
Restricted Stock Units[7]	2/15/2024							160,401			580,652
Shemin Nurmohamed											
Annual Incentive[3]		60,000	480,000	720,000							
Performance Stock Units[6]	2/15/2024				5,955	120,301	240,602				435,490
Restricted Stock Units[7]	2/15/2024							80,201			290,328
Deborah Pfeiffer											
Annual Incentive[3]		50,000	400,000	600,000							
Performance Stock Units[6]	2/15/2024				4,466	90,226	180,452				326,618
Restricted Stock Units[7]	2/15/2024							60,150			217,743
Jason Dies											
Annual Incentive[3]		87,500	700,000	1,050,000							
Performance Stock Units[6]	2/15/2024				13,399	270,677	541,354				979,851
Restricted Stock Units[7]	2/15/2024							180,451			653,233
Ana Chadwick											
Annual Incentive[3]		61,917	495,335	743,003							
Performance Stock Units[6]	2/15/2024				9,305	187,970	375,940				680,451
Restricted Stock Units[7]	2/15/2024							125,313			453,633
Gregg Zegras											
Annual Incentive[3]		85,600	684,800	1,027,200							
Performance Stock Units[6]	2/15/2024				9,305	187,970	375,940				680,451
Restricted Stock Units[7]	2/15/2024							125,313			453,633
Daniel J. Goldstein											
Annual Incentive[3]		60,827	486,614	729,922							
Performance Stock Units[6]	2/15/2024				9,305	187,970	375,940				680,451
Restricted Stock Units[7]	2/15/2024							125,313			453,633

The Grants of Plan Based Awards table reflects the potential threshold, target, and maximum award pay-outs for annual incentives and PSUs, and the grant date fair value of stock and stock option awards.

[1] The amounts in this column represent the grant date fair values of PSU, RSU, and stock option awards computed in accordance with FASB ASC Topic 718, as more fully described in Note 20 Stock-Based Compensation to our Consolidated Financial Statements in the Form 10-K for the year ended December 31, 2024. The fair values are calculated based on the probable outcome of the applicable performance condition on the grant date and, with the exception of RSUs granted to Mr. Rosenzweig at the time he was an independent director of the Board, reflect an adjustment for the exclusion of dividend equivalents during the vesting period.

The RSUs and PSUs granted February 15, 2024 have a fair value of $3.62. Other than to Mr. Rosenzweig, no stock options were granted to NEOs in 2024.

For Mr. Rosenzweig, PSU and RSU awards granted May 22, 2024, have a fair value of $5.22. RSUs and 300,000 units of PSUs granted November 21, 2024, have a fair value of $7.60. The remaining 150,000 PSUs granted November 21, 2024, have a fair value of $0.00 based on the probability of the triggering condition for vesting. Mr. Rosenzweig's Stock Options have a fair value of $1.64.

[2] Mr. Rosenzweig received two grants of RSUs under the amended and restated Pitney Bowes Inc. Directors' Stock Plan prior to his employment start date. The number of RSUs granted on May 6, 2024, was based on a stock closing price of $5.29 on the date of grant. Additionally, in connection with his appointment to the Board to fill a vacancy in April 2024, Mr. Rosenzweig received an additional prorated RSU grant, with the number of units calculated by dividing a prorated amount of the non-employee director grant by $4.12, the stock closing price on April 10, 2024. RSU awards granted under the Directors' Stock Plan are fully vested one year after the date of grant.

[3] Values in this row represent the threshold, target, and maximum pay-outs for the annual incentive award granted in 2024. The maximum pay-out a NEO could receive for annual incentive awards is 150% of target under the approved 2024 PBIP objectives, or, in the case of Mr. Rosenzweig, 200% of target under the annual incentive objectives as set by the Committee for performance period from October 1, 2024 - September 30, 2025. The maximum pay-out a NEO could receive for annual incentive awards under the KEIP in any fiscal year is $5,000,000. The Committee may apply discretion to annual awards based on factors considered relevant by the Committee, including financial enterprise, business unit and/or individual performance.

[4] Mr. Rosenzweig received a specified number of units in an award of PSU and RSU grants on May 22, 2024, in connection with his appointment to Interim CEO. The RSU grant was scheduled to vest in equal installments on May 22, 2024; August 19, 2024; November 18, 2024; and February 17, 2025. The PSU was scheduled to vest subject to predetermined metrics, with a performance period on May 30, 2025; the maximum pay-out possible on this award was 150% of target.

Subsequent to the end of his role of Interim CEO in October 2024, a prorated portion of the remaining outstanding units of these awards were vested, based on Mr. Rosenzweig's time as Interim CEO during the vesting period; all remaining unvested units were forfeited.

[5] A specified number of PSUs, RSUs, and stock options were granted on November 21, 2024 in connection with Mr. Rosenzweig's appointment of the role of CEO. The RSU grant was scheduled to vest in equal installments on November 21, 2024; January 24, 2025; April 23, 2025; and July 22, 2025. Of the 450,000 PSUs granted, 300,000 are scheduled to vest on the one-year anniversary of grant and are subject to predetermined metrics with a performance period of October 1, 2024, through September 30, 2025. The maximum payout that can be received on this award is 200%. The remaining 150,000 PSUs will vest at target only in the event of specific conditions which must occur prior to the one-year anniversary of the grant; no threshold or maximum levels apply to these PSUs with the sole pay-out possibility at the target number of units.

Options have an exercise price of $9.00. The stock closing price on the date of grant was $7.69. The Black-Scholes value for each option granted is $1.64. See Note 1 and 20 of the Consolidated Financial Statement included in the company's Annual Report on Form 10-K for the year ended December 31, 2024, regarding assumptions underlying valuation of equity awards.

[6] The number of PSUs granted is based on the 10-trading day average closing price of $3.99 prior to and including the February 15, 2024 grant date. The award is scheduled to cliff vest over a three-year period ending February 23, 2027, at which time the number of shares vesting is determined based on the achievement of the pre-defined annual performance metrics and a three-year cumulative TSR modifier. The Committee may apply negative discretion to reduce long-term incentive awards based on factors considered relevant by the Committee, including financial enterprise, business unit, and/or individual performance.

PSU awards granted in 2024 to Mr. Dies, Ms. Chadwick, and Mr. Goldsten were forfeited upon their termination of employment. A pro-rated portion of the PSUs awarded to Mr. Zegras in 2024 were forfeited in connection with his termination of employment; the remaining pro-rated unvested PSUs continue to be eligible to vest in accordance with their terms.

[7] The number of RSUs granted was based on the 10-trading day average closing price of $3.99 prior to and including the February 15, 2024 grant date. This award is scheduled to vest on a pro-rata basis over a three-year period ending February 23, 2027.

RSU awards granted in 2024 to Mr. Dies, Ms. Chadwick, Mr. Zegras, and Mr. Goldsten were forfeited upon termination.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information on the NEOs' current option and stock award holdings at December 31, 2024. This table includes outstanding option awards, RSUs, and PSUs at December 31, 2024. Each equity grant is shown separately for each NEO. The vesting schedule for each outstanding award is shown following this table.[1] For additional information about the option and stock awards, please see the description of equity incentive compensation under "Compensation Discussion and Analysis" (CD&A) on page 52 of this Proxy Statement.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Pay-out Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Lance Rosenzweig	4/10/2024	-	-	-	-	1,928	13,959	-	-
	5/6/2024	-	-	-	-	18,904	136,865	-	-
	11/21/2024	1,500,000	0	9.000	5/20/2026	-	-	-	-
	11/21/2024	-	-	-	-	-	-	600,000	4,344,000
	11/21/2024	-	-	-	-	-	-	150,000	1,086,000
	11/21/2024	-	-	-	-	150,000	1,086,000	-	-
John Witek	2/15/2022	-	-	-	-	11,881	86,018	-	-
	2/14/2023	-	-	-	-	3,805	27,548	-	-
James Fairweather	2/8/2016	17,668	0	16.820	2/7/2026	-	-	-	-
	2/6/2017	54,688	0	13.160	2/5/2027	-	-	-	-
	12/26/2018	75,000	0	5.990	12/25/2028	-	-	-	-
	2/14/2023	-	-	-	-	97,413	705,270	-	-
	2/15/2024	-	-	-	-	-	-	481,204	3,483,917
	2/15/2024	-	-	-	-	160,401	1,161,303	-	-
Shemin Nurmohamed	2/5/2018	10,628	0	12.640	2/4/2028	-	-	-	-
	12/26/2018	60,000	0	5.990	12/25/2028	-	-	-	-
	2/15/2022	-	-	-	-	11,881	86,018	-	-
	2/14/2023	-	-	-	-	9,133	66,123	-	-
	2/15/2024	-	-	-	-	-	-	240,602	1,741,958
	2/15/2024	-	-	-	-	80,201	580,655	-	-
Deborah Pfeiffer	2/8/2016	17,668	0	16.820	2/7/2026	-	-	-	-
	2/15/2022	-	-	-	-	19,009	137,625	-	-
	2/14/2023	-	-	-	-	7,611	55,104	-	-
	2/15/2024	-	-	-	-	-	-	180,452	1,306,472
	2/15/2024	-	-	-	-	60,150	435,486	-	-
Jason Dies	2/8/2016	17,668	0	16.820	2/7/2026	-	-	-	-
	2/6/2017	54,688	0	13.160	5/21/2026	-	-	-	-
	2/5/2018	80,972	0	12.640	5/21/2026	-	-	-	-
	2/5/2019	100,503	0	6.600	5/21/2026	-	-	-	-
	3/3/2021	56,034	0	8.640	5/21/2026	-	-	-	-
	2/14/2023	-	-	-	-	97,413	705,270	-	-
	10/2/2023	-	-	-	-	38,205	276,604	-	-
Gregg Zegras	2/8/2016	8,834	0	16.820	2/7/2026	-	-	-	-
	2/6/2017	27,344	0	13.160	2/5/2027	-	-	-	-
	12/26/2018	75,000	0	5.990	12/25/2028	-	-	-	-
	3/3/2021	53,879	0	8.640	3/2/2031	-	-	-	-
	2/15/2024	-	-	-	-	-	-	62,656	453,629
Daniel J. Goldstein	2/8/2016	47,703	0	16.820	2/7/2026	-	-	-	-
	2/6/2017	67,500	0	13.160	2/5/2027	-	-	-	-
	2/5/2018	54,656	0	12.640	2/4/2028	-	-	-	-
	3/3/2021	45,259	0	8.640	3/2/2031	-	-	-	-

(1)   Vesting Schedules of Outstanding Option and Stock Awards

Grant Date	Award Type	Vesting Schedule
11/21/2024	Options	One year vesting with 100% unvested; all options or shares from exercised options vest on November 21, 2025.
2/15/2022	RSU	Three year vesting; one-third remains unvested; final tranche vests February 25, 2025.
2/14/2023	RSU	Three year vesting; two-thirds remain unvested; remaining pro-rata vestings will occur on February 25, 2025 and February 24, 2026.
10/2/2023	RSU	Two-thirds remain unvested; remaining pro-rata vestings will occur on February 25, 2025 and February 24, 2026.
2/15/2024	PSU	Three year cliff vesting; 100% remains unvested and will vest on February 23, 2027.
2/15/2024	RSU	100% remains unvested; pro-rata vestings will occur on February 25, 2025; February 24, 2026; and February 23, 2027.
4/10/2024	RSU	Non-employee director stock award with a one-year cliff vest occurring April 10, 2025.
5/6/2024	RSU	Non-employee director stock award with a one-year cliff vest occurring May 2, 2025.
11/21/2024	PSU (300,000 target units)	One year cliff vest will occur on November 21, 2025; 100% remains unvested.
11/21/2024	RSU	One year vesting with 75% unvested; remaining pro-rata vestings occur on January 24, 2025; April 23, 2025; and July 22, 2025.
11/21/2024	PSU (150,000 target units)	Condition-based vesting; award will vest immediately at 100% in the event of a triggering condition occurring prior to the award expiration date, one year after the date of grant.

*   Note: Ms. Chadwick's outstanding awards were forfeited upon her last day of work.

(2)   These amounts were calculated based on the closing price of the Company's common stock of $7.24 per share as of December 31, 2024

(3)   The value shown for the grant of 150,000 PSUs on November 11, 2024 to Mr. Rosenzweig is calculated for the purposes of this table based on 100% of the PSUs vesting; the grant date value of this award is $0 and, as of December 31, 2024, attainment of the award remains improbable.

Remaining PSUs with a grant date in 2024 are reported assuming payout at maximum award levels, pursuant to SEC rules as the aggregate achievement of the performance metrics was trending above the target payout level as of December 31, 2024. Award units that are earned vest in full following the performance period. The maximum number of PSUs that can vest is 200% of PSUs granted.

OPTION EXERCISES AND STOCK VESTED DURING 2024 FISCAL YEAR

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
Lance Rosenzweig	-	-	523,520	3,657,935
John Witek	-	-	19,044	74,339
James Fairweather	-	-	78,958	310,157
Shemin Nurmohamed	-	-	21,247[3]	82,693
Deborah Pfeiffer	-	-	30,705	119,722
Jason Dies	257,426	862,676	77,579	300,151
Ana Chadwick	-	-	66,216	259,996
Gregg Zegras	-	-	123,550[4]	570,961
Daniel J. Goldstein	223,892	341,511	122,047[5]	507,766

[1] RSUs granted on March 3, 2021 had a pro-rata vesting on March 12, 2024. RSUs granted on February 15, 2022 and February 14, 2023 had a pro-rata vesting on February 27, 2024. RSUs granted to Mr. Dies on October 2, 2023 had a pro-rata vesting on February 27, 2024, and RSUs granted to Ms. Chadwick on February 16, 2021 had a pro-rata vesting on February 16, 2024.

For Mr. Rosenzweig, amounts represent (i) a pro-rata portion of the RSUs granted to Mr. Rosenzweig upon his appointment as Interim CEO which vested on May 22, 2024, August 19, 2024, and October 28, 2024, (ii) a pro-rated number of the PSUs granted upon his appointment as Interim CEO which vested on October 28, 2024, and (iii) a pro-rata portion of the RSUs granted to Mr. Rosenzweig in connection with his appointment as CEO that vested on November 21, 2024.

RSUs outstanding for one year or more fully vested as of the last day worked for Mr. Zegras and Mr. Goldstein, who were retirement eligible at the time of their departure from the Company on June 30, 2024 and March 31, 2024, respectively.

Figures reported include shares withheld to cover taxes.

[2] These values were determined based on the stock closing price on the vesting date.

[3] Ms. Nurmohamed's figures additionally include 4,609 deferred shares from the 2021 RSU grant and 11,486 deferred shares from the 2022 RSU grant, all of which are also reflected in the Nonqualified Deferred Compensation Table as contributions. The receipt of these has been deferred until a period of time after Ms. Nurmohamed's termination or retirement from the Company as elected and are payable in a lump sum six months after her last day of work for the 2021 grant, and in a ten-year annual distribution beginning six months after her last day of work for the 2022 grant.

[4] The figures for Mr. Zegras additionally include 9,114 deferred shares from the 2021 RSU grant and 110,715 deferred shares from the 2023 RSU grant, all of which are also reflected in the Nonqualified Deferred Compensation Table as contributions. The receipt of these had been deferred until six months following the retirement of Mr. Zegras from the Company.

[5] The figures for Mr. Goldstein additionally include 110,376 deferred shares from the 2023 RSU grant, all of which are also reflected in the Nonqualified Deferred Compensation Table as contributions. The receipt of these had been deferred until six months following the retirement of Mr. Goldstein from the Company.

Pension Benefits

The qualified Pension Plan and nonqualified Pension Restoration Plan were frozen for all participants by December 31, 2014. There are no further accruals under the qualified Pension Plan or the nonqualified Pension Restoration Plan, except as required by law. For additional information, please see discussion under "Other Indirect Compensation" on page 71 of this Proxy Statement. Mr. Goldstein and Mr. Fairweather are the only pension-eligible NEOs and are fully vested in their pension benefits.

The following table provides information regarding the present value of accumulated pension benefits. It includes data regarding the Pitney Bowes Pension Plan and the Pension Restoration Plan. The Pitney Bowes Pension Plan is a broad-based tax-qualified plan under which employees hired prior to January 1, 2005 are generally eligible to retire with unreduced benefits at age 65. The Pension Restoration Plan is a nonqualified defined benefit plan, which provides benefits to employees who participate in the qualified Pension Plan with compensation greater than the applicable IRC compensation limit for the corresponding plan year, and to those employees who defer portions of their compensation under the DISP. The Pension Restoration Plan mirrors the formula in the qualified Pension Plan and does not provide above-market interest rates on deferred compensation.

The amounts reported in the table below equal the present value of the accumulated benefit on December 31, 2024 under the Pitney Bowes pension plans determined based on years of service and covered earnings (as described below). The present value has been calculated based on benefits payable commencing upon the executive attaining age 65, and in an amount consistent with the assumptions as described in Note 14 to the consolidated financial statements included in the 2024 Form 10-K.

PENSION BENEFITS TABLE AS OF DECEMBER 31, 2024[1]

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
Daniel J. Goldstein	Pitney Bowes Pension Plan	8.92	156,143	0
	Pitney Bowes Pension Restoration Plan	8.92	102,562	0
	Pitney Bowes Pension Plan	13.75	151,380	0
James Fairweather	Pitney Bowes Pension Restoration Plan	13.75	24,517	0

[1] Mr. Goldstein and Mr. Fairweather are the only pension-eligible NEOs and are fully vested in their pension benefit.

[2] Material assumptions used to calculate the present value of accumulated benefits under the Pitney Bowes Pension Plan are detailed in note 14 to the financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2024. These lump sum values are expressed as the greater of the Pension Equity Account and the Present Value of the Age 65 Accrued benefit using the PPA 417(e) Unisex Mortality table.

The material terms of the Pitney Bowes Pension Plan and Pension Restoration Plan are as follows:

- The Pitney Bowes Pension and Pension Restoration Plans apply only to U.S. employees hired prior to January 1, 2005 and were frozen for all participants effective December 31, 2014.
- Normal retirement age is 65 with at least three years of service, while early retirement is allowed at age 55 with at least ten years of service.
- The vesting period is three years.
- Earnings include base salary, vacation, severance, before-tax plan contributions, annual incentives (paid and deferred), and certain bonuses. Earnings do not include CIU payments, stock options, restricted stock, RSUs, PSUs, hiring bonuses, Company contributions to benefits, and expense reimbursements.
- The formula to determine benefits is generally based on age, years of service, and final average of the five highest consecutive calendar year earnings.
- The maximum benefit accrual under the Pitney Bowes Pension Restoration Plan is an amount equal to 16.5% multiplied by the participant's final average earnings and further multiplied by the participant's credited service.
- Upon retirement, benefits are payable in a lump-sum or various annuity forms, including life annuity and 50% joint and survivor annuity.
- The distribution alternatives under the Pitney Bowes Pension Restoration Plan are designed to comply with the requirements of IRC 409A of the Code.
- No extra years of credited service are provided and no above-market earnings are credited under the plan.

Deferred Compensation

Information included in the following table includes contributions, earnings, withdrawals, and balances with respect to the Pitney Bowes 401(k) Restoration Plan, the DISP, and deferrals under the Pitney Bowes Executive Equity Deferral Plan.

The Pitney Bowes 401(k) Restoration Plan is a nonqualified deferred compensation plan restoring benefits that would have otherwise been made in the qualified 401(k) Plan but for Internal Revenue Code limitations. The DISP is a nonqualified deferred compensation plan where certain employees may defer their incentives and base salaries. The Pitney Bowes 401(k) Restoration Plan and DISP are unfunded plans established for a select group of management or highly compensated employees under ERISA. All payments pursuant to the plans are made from the general assets of the Company and are subject to the Company's creditors. The Company reserves the right to fund a grantor trust to assist in accumulating funds to pay the Company's obligations under the plans. Any assets of the grantor trusts are subject to the claims of the Company's creditors.

Under the Pitney Bowes Executive Equity Deferral Plan, executives who are required to own certain levels of Company stock under the executive stock ownership policy may elect to defer the settlement of RSUs and PSUs upon vesting until the executives terminate employment or retire. Executives who choose to defer in this manner receive dividend equivalents once the award vests, which are also deferred as RSUs. Deferred RSUs and PSUs are unfunded deferred compensation subject to the Company's general creditors.

NONQUALIFIED DEFERRED COMPENSATION TABLE FOR 2024

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings/(Loss) in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Lance Rosenzweig					
401(k) Restoration Plan[1]	-	-	-	-	-
Deferred Incentive Savings Plan[2]	-	-	-	-	-
Deferred Shares[3]	-	-	-	-	-
John Witek					
401(k) Restoration Plan[1]	-	7,357	5,336	-	63,019
Deferred Incentive Savings Plan[2]	-	-	-	-	-
Deferred Shares[3]	-	-	-	-	-
James Fairweather					
401(k) Restoration Plan[1]	-	24,978	28,109	-	272,989
Deferred Incentive Savings Plan[2]	-	-	3,570	-	127,426
Deferred Shares[3]	2,518	-	37,363	-	96,597
Shemin Nurmohamed					
401(k) Restoration Plan[1]	-	14,831	2,742	-	33,927
Deferred Incentive Savings Plan[2]	32,400	-	5,112	-	37,512
Deferred Shares[3]	69,505	-	117,488	-	283,359
Deborah Pfeiffer					
401(k) Restoration Plan[1]	-	16,968	52,442	-	302,245
Deferred Incentive Savings Plan[2]	-	-	4,072	-	154,089
Deferred Shares[3]	974	-	14,580	-	37,685
Jason Dies					
401(k) Restoration Plan[1]	-	56,978	25,080	-	312,821
Deferred Incentive Savings Plan[2]	30,240	-	91,340	(246,633)	-
Deferred Shares[3]	909	-	21,082	(49,559)	-
Ana Chadwick					
401(k) Restoration Plan[1]	-	30,006	5,667	-	71,969
Deferred Incentive Savings Plan[2]	-	-	1,223	(7,058)	-
Deferred Shares[3]	-	-	-	-	-
Gregg Zegras					
401(k) Restoration Plan[1]	-	39,837	35,630	-	298,992
Deferred Incentive Savings Plan[2]	-	-	600	(11,974)	-
Deferred Shares[3]	571,533	-	371,470	(1,028,804)	-
Daniel J. Goldstein					
401(k) Restoration Plan[1]	-	25,639	45,684	-	520,102
Deferred Incentive Savings Plan[2]	-	-	52,942	(115,249)	453,786
Deferred Shares[3]	498,828	-	782,607	(2,128,137)	-

[1] In the Registrant Contributions in Last FY column amounts shown are Company contributions to the Pitney Bowes 401(k) Restoration Plan earned in 2023 and credited under the 401(k) Restoration Plan in 2024.

In the Aggregate Earnings/(Loss) in Last FY column amounts shown are the respective earnings or losses in the Pitney Bowes 401(k) Restoration Plan. Earnings are not included in the Summary Compensation Table as no portion of the earnings constitute above-market or preferential earnings.

In the Aggregate Balance at Last FYE column, the aggregate balance for the 401(k) Restoration Plan includes (i) amounts previously reported as compensation in the Summary Compensation Table: $77,890 for Mr. Fairweather; $183,060 for Mr. Dies; $32,449 for Ms. Chadwick; $88,052 for Mr. Zegras; and $270,162 for Mr. Goldstein, and (ii) amounts reported as compensation in the 2024 Summary Compensation Table: $7,357 for Mr. Witek; $24,978 for Mr. Fairweather; $14,831 for Ms. Nurmohamed; $16,968 for Ms. Pfeiffer; $56,978 for Mr. Dies; $30,006 for Ms. Chadwick; $39,837 for Mr. Zegras; and $25,639 for Mr. Goldstein.

[2] In the Executive Contributions in Last FY column, amounts represent the portion of the annual incentives earned in 2023 and paid in 2024 and deferred under the DISP.

In the Aggregate Earnings/(Loss) in Last FY column, amounts shown are the respective earnings or losses in the Pitney Bowes DISP. Earnings are not included in the Summary Compensation Table as no portion of the earnings constitute above-market or preferential earnings.

In the Aggregate Balance at Last FYE column, the aggregate balance for the DISP includes (i) amounts previously reported as compensation in the Summary Compensation Table: $169,392 for Mr. Dies; $5,139 for Ms. Chadwick; $10,910 for Mr. Zegras; and $210,000 for Mr. Goldstein, and (ii) amounts reported as compensation in the 2024 Summary Compensation Table: $32,400 for Ms. Nurmohamed; and $30,240 for Mr. Dies.

(3) Deferred Shares represent RSUs and PSUs that are vested and deferred by the executive. In the Executive Contributions in Last FY column, the value of executive contributions is calculated by multiplying the number of deferred shares that vested in 2024 by the closing price of one share of Common Stock on the vesting date, or the most recent trading day preceding such vesting date in the case of a non-market trading day. For deferred dividend equivalent units, the vest date is the dividend date.

The Aggregate Earnings/(Loss) in Last FY amounts reflect increases and decreases in accordance with the Company stock price and the value of deferred units.

Pursuant to the respective deferral elections, the Aggregate Withdrawals/Distributions column amounts reflect the lump sum release of deferred shares for Mr. Dies, Mr. Zegras, and Mr. Goldstein multiplied by the closing stock price on the date of release (or market trading day most recently preceding the date of release for a non-trading day release).

In the Aggregate Balance at Last FYE column, the amounts shown are calculated by multiplying the total number of deferred shares as of December 31, 2024 by the stock closing price of $7.24. This column reflects the following units: 10,057 RSUs and 3,285 dividend equivalents for Mr. Fairweather; 36,868 RSUs and 2,270 dividend equivalents for Ms. Nurmohamed; and 948 PSUs, 2,813 RSUs, and 1,444 dividend equivalents for Ms. Pfeiffer.

The material terms of the Pitney Bowes 401(k) Restoration Plan are as follows:

- The goal of this plan is generally to restore benefits that would have been provided under the qualified 401(k) Plan but for certain IRC limitations placed on tax-qualified 401(k) plans.
- The vesting period is three years.
- For purposes of determining benefits under the 401(k) Restoration Plan, earnings are defined in the same manner as the qualified 401(k) Plan.
- Participants need to contribute the allowable maximum pre-tax contributions to the 401(k) Plan to be eligible for any Company match in the 401(k) Restoration Plan. Once the pre-tax maximum is contributed by the participant into the qualified 401(k) Plan, the Company will match the same percentage of eligible compensation that the Participant defers under the 401(k) Plan and the DISP up to a maximum 4% of eligible compensation.
- To the extent the participant has eligible earnings in excess of the IRC compensation limitation, the 2% core contribution is made into the 401(k) Restoration Plan. For additional information, please see discussion under "Other Indirect Compensation" on page 71 of this Proxy Statement.
- As of December 31, 2024, all eligible NEOs are fully vested in their accounts with the exception of Mr. Rosenzweig, who will be fully vested after three years of service (as of 5/22/2027).
- No above-market earnings are credited under the plan.
- Distributions from the 401(k) Restoration Plan are made based on elections submitted by NEOs and are compliant with IRC 409A.

The material terms of the DISP are as follows:

- The DISP allows "highly-compensated employees" to defer up to 100% of annual incentives and long-term cash incentives. Base salary deferral is permissible only for certain key employees.
- No above-market earnings are credited under the plan.
- Distributions from the DISP are made based on elections submitted by NEOs and are compliant with IRC 409A.

Investment options for both the Pitney Bowes 401(k) Restoration Plan and the DISP are comparable to those offered under the qualified Pitney Bowes 401(k) Plan including a variety of publicly available bond funds, money market funds, equity funds, and blended funds.

The material terms of the Pitney Bowes Executive Equity Deferral Plan:

- Certain executives with RSUs and PSUs who are subject to the executive stock ownership policy may voluntarily elect to defer settlement of the awards until termination or retirement.
- Executives who choose deferral receive dividend equivalents after the award vests which are also deferred.
- Distributions from the Executive Equity Deferral Plan are made based on elections submitted by NEOs and are compliant with IRC 409A.

Potential Payments upon Termination or Change of Control

The following table reflects the amount of compensation that would become payable to each of the NEOs under existing arrangements if the hypothetical termination of employment events described had occurred on December 31, 2024, given the NEO's compensation and service levels as of such date and, if applicable, based on the Company's closing stock price on that date.

As Mr. Dies, Ms. Chadwick, Mr. Zegras and Mr. Goldstein, ceased to be employed by us prior to December 31, 2024, only the payments in connection with their terminations are reflected.

For purposes of valuing stock options in the "Post-Termination Payments" tables, we assume that upon a Change of Control, all vested outstanding stock options will be exercised. The amounts reported using the difference between the stock option exercise price and $7.24, the closing price of our common stock as of December 31, 2024, the last trading day of 2024.

All payments are payable by the Company in a lump sum unless otherwise noted. The actual amounts that would be paid upon a NEO's termination of employment can be determined only at the time of such executive's separation from the Company. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported in the tables below. Factors that could affect these amounts include the timing during the year of any such event, our Company's stock price and the executive's age.

In the event of termination of employment, the NEOs are entitled to receive the vested portion of their deferred compensation account. The account balances continue to be credited with increases or decreases reflecting changes in the value of the investment funds that are tracked until the valuation date as provided under the plan, and therefore amounts received by the NEOs will differ from those shown in the "Nonqualified Deferred Compensation Table for 2024" on page 89 of this Proxy Statement. For information on available types of distributions under the plans, please see the narrative accompanying the "Nonqualified Deferred Compensation Table for 2024" starting on page 89 of this Proxy Statement.

The benefits described in the following table are in addition to benefits available regardless of the occurrence of such an event, such as currently vested and exercisable stock options, and benefits generally available to salaried employees, such as distributions under the Company's 401(k) Plan, subsidized retiree medical benefits, disability benefits, and accrued vacation pay. In addition, in connection with any actual termination of employment, the Committee, or in the case of the CEO, the independent Board members, may, if deemed appropriate, enter into an agreement or to establish an arrangement providing additional benefits or amounts, or altering the terms of benefits described in the tables below. Additional information regarding the consequences of retiree status is discussed in the following "Estimated Post-Termination Payments and Benefits" table and the footnotes in discussion related to the table.

ESTIMATED POST-TERMINATION PAYMENTS AND BENEFITS[1]

Name	Type of Payment or Benefit	Retirement Eligible ($)	Involuntary Not for Cause Termination[2] ($)	Change of Control with Termination[3] ($)	Death and Disability ($)
Lance Rosenzweig	Severance	-	750,000	2,000,000	-
	Annual Incentive	-	125,000	500,000	125,000
	Stock Options[4]	-	0	0	0
	RSUs[5]	-	1,236,824	1,236,824	1,236,824
	PSUs[6]				
	Q4 2024 - Q3 2025 cycle	-	543,000	2,172,000	543,000
	CIC Award	-	0	1,086,000	1,086,000
	Financial Counseling[7]	-	22,193	-	-
	Medical & Other Benefits[8]	-	42	333	-
	Total	**-**	**2,677,059**	**6,995,157**	**2,990,824**
John Witek	Severance	-	360,500	1,081,500	-
	Annual Incentive	253,071	180,250	180,250	253,071
	Stock Options[4]	-	-	-	-
	RSUs Accelerated[5]	113,567	113,567	113,567	113,567
	PSUs[6]				
	2024-2026 cycle	-	-	-	-
	CIUs[6]				
	2022-2024 cycle	85,500	85,500	75,000	85,500
	2023-2025 cycle	110,250	110,250	75,000	110,250
	SCIUs[9]	125,000	125,000	150,000	125,000
	Financial Counseling[7]	-	14,795	-	-
	Medical & Other Benefits[8]	-	158	1,263	-
	Total	**687,388**	**990,020**	**1,676,580**	**687,388**
James Fairweather	Severance	-	605,690	1,938,208	-
	Annual Incentive	-	363,414	363,414	510,233
	Stock Options[4]	-	0	0	0
	RSUs[5]	-	705,270	1,866,573	1,866,573
	PSUs[6]				
	2024-2026 cycle	-	1,197,596	1,741,958	958,077
	CIUs[6]				
	2022-2024 cycle	-	889,200	780,000	889,200
	2023-2025 cycle	-	940,800	960,000	940,800
	Financial Counseling[7]	-	14,795	-	-
	Medical & Other Benefits[8]	-	15,481	28,580	-
	Incremental Pension Benefit[10]	-	3,539	18,616	-
	Total	**-**	**4,735,786**	**7,697,349**	**5,164,883**
Shemin Nurmohamed	Severance	-	600,000	2,160,000	-
	Annual Incentive	-	480,000	480,000	673,920
	Stock Options[4]	-	0	0	0
	RSUs[5]	-	152,141	732,797	732,797
	PSUs[6]				
	2024-2026 cycle	-	0	870,979	479,039
	CIUs[6]				
	2022-2024 cycle	-	85,500	75,000	85,500
	2023-2025 cycle	-	176,400	180,000	176,400
	SCIUs[9]	-	300,000	360,000	300,000
	Financial Counseling[7]	-	14,795	-	-
	Medical & Other Benefits[8]	-	4,151	33,205	-
	Total	**-**	**1,812,987**	**4,891,981**	**2,447,656**

Name	Type of Payment or Benefit	Retirement Eligible ($)	Involuntary Not for Cause Termination[2] ($)	Change of Control with Termination[3] ($)	Death and Disability ($)
Deborah Pfeiffer	Severance	-	500,000	1,800,000	-
	Annual Incentive	561,600	400,000	400,000	561,600
	Stock Options[4]	-	0	0	0
	RSUs Accelerated[5]	192,729	192,729	628,215	628,215
	PSUs[6]				
	2024-2026 cycle	0	0	653,236	359,280
	CIUs[6]				
	2022-2024 cycle	136,800	136,800	120,000	136,800
	2023-2025 cycle	220,500	220,500	150,000	147,000
	SCIUs[9]	250,000	250,000	300,000	250,000
	Financial Counseling[7]	-	14,795	-	-
	Medical & Other Benefits[8]	-	2,289	18,310	-
	Total	**1,361,629**	**1,717,113**	**4,069,761**	**2,082,895**
Jason Dies[11]	Severance	-	2,362,500	-	-
	Annual Incentive	-	271,585	-	-
	Retention Incentive	-	600,000		
	Stock Options[4]	-	0	-	-
	RSUs[5]	-	981,874	-	-
	PSUs[6]				
	2024-2026 cycle	-	0	-	-
	CIUs[6]				
	2022-2024 cycle	-	734,160	-	-
	2023-2025 cycle	-	418,133	-	-
	Financial Counseling[7]	-	22,193	-	-
	Medical & Other Benefits[8]	-	24,298	-	-
	Total	**-**	**5,414,743**	**-**	**-**
Gregg Zegras[12]	Severance	-	856,000	-	-
	Annual Incentive	-	170,264	-	-
	Stock Options[4]	-	0	-	-
	RSUs Accelerated[5]	386,603	-	-	-
	PSUs[6]				
	2024-2026 cycle	374,244	-	-	-
	CIUs[6]				
	2022-2024 cycle	712,500	-	-	-
	2023-2025 cycle	551,250	-	-	-
	Financial Counseling[7]	-	14,795	-	-
	Medical & Other Benefits[8]	-	6,074	-	-
	Total	**2,024,598**	**1,047,133**	**-**	**-**

Name	Type of Payment or Benefit	Retirement Eligible ($)	Involuntary Not for Cause Termination[2] ($)	Change of Control with Termination[3] ($)	Death and Disability ($)
Daniel J. Goldstein[13]	Severance	-	-	-	-
	Annual Incentive	120,989	-	-	-
	Stock Options[4]	-	-	-	-
	RSUs Accelerated[5]	329,526	-	-	-
	PSUs[6]				
	2024-2026 cycle	0	-	-	-
	CIUs[6]				
	2022-2024 cycle	855,000	-	-	-
	2023-2025 cycle	1,102,500	-	-	-
	Financial Counseling[7]	-	-	-	-
	Medical & Other Benefits[8]	-	-	-	-
	Incremental Pension Benefit[10]	-	-	-	-
	Total	**2,408,015**	**-**	**-**	**-**

(1)   Data shown for Mr. Rosenzweig, Mr. Witek, Mr. Fairweather, Ms. Nurmohamed, and Ms. Pfeiffer is shown assuming termination on December 31, 2024. Post-termination payments and benefits are further discussed in the section entitled "Explanation of Benefits Payable upon Various Termination Events" on page 95 of this proxy statement. Data for Mr. Dies, Mr. Zegras, and Mr. Goldstein reflect actual benefits paid in connection with their respective terminations on May 21, 2024; April 21, 2024; June 30, 2024; and March 31, 2024.

Ms. Chadwick resigned as Executive Vice President and Chief Financial Officer effective March 13, 2024, and remained at the Company to assist in the transition of her duties until April 21, 2024. Ms. Chadwick forfeited all unvested equity awards as a result of her voluntary termination of employment and received no additional payments or benefits upon termination.

(2)   The amounts set forth in the table assumes the NEO executes a waiver and release of claims. In the event a NEO does not execute the waiver and release, they will only be entitled to receive a reduced severance payment, and no additional benefits other than applicable retirement treatment, where relevant.

Values reported above reflect Mr. Witek's severance treatment had he been involuntarily terminated without cause as of 12/31/2024. Mr. Witek entered into a severance agreement with the Company dated February 7, 2025. Based on this severance agreement, in addition to 52 weeks of base pay provided in the table above, he will also receive a lump sum cash payment of $346,112 compensating him for an annual LTI grant he did not receive in February 2024 as well as a prorated annual incentive payment for the three months he was actively employed during 2025.

Values reported above reflect what Mr. Fairweather would have received had the Company involuntarily terminated him without cause on December 31,2024. Mr. Fairweather entered into a severance agreement with the Company dated August 7, 2024 with a last day worked March 31, 2025. See the section entitled ''Other Executive Transitions'' for additional information on Mr. Fairweather's severance agreement on page 58 of this proxy statement.

The severance payment for each NEO in the event a waiver and release is not signed is $19,231 for Mr. Rosenzweig; $13,865 for Mr. Witek; $23,296 for Mr. Fairweather; $23,077 for Ms. Nurmohamed; and $19,231 for Ms. Pfeiffer.

(3)   The Company does not apply a tax gross-up on any Change of Control payments. In paying Change of Control Severance benefits, the Company utilizes a ''best net'' approach. Under this approach, a determination is made as to whether paying the full Change of Control benefits or the value of a payment that is capped at the 280G limit provides the NEO with the higher net after-tax benefit. The amounts reported in the table above do not reflect the application of any reduction in compensation pursuant to this approach.

(4)   Outstanding stock options are valued at zero because as of December 31, 2024 the Company stock price was below the stock option exercise price. Vesting treatment is applied as described in section entitled "Explanation of Benefits Payable upon Various Termination Events" on page 95 of this proxy statement.

(5)   RSUs outstanding as of December 31, 2024 are valued at the closing stock price on December 31, 2024, and vesting rules are applied as described in section entitled "Explanation of Benefits Payable upon Various Termination Events" on page 95 of this proxy statement. Amounts for Mr. Zegras' and Mr. Goldstein's RSUs which accelerated upon their terminations reflect the closing stock price on the date of vesting, or the trading day prior to the date of vesting if the vest date was not a market trading day.

(6)   For retirement, involuntary termination, and death or disability, for NEOs other than Mr. Rosenzweig: CIUs and PSUs for the 2022-2024 cycle are valued at 1.14 per unit, inclusive of the TSR modifier and based upon actual achievement of performance metrics, PSUs and CIUs for the 2023-2025 cycle are accrued at 1.47 per unit inclusive of the TSR modifier, and the PSUs and CIUs for the 2024-2026 cycle are accrued at 1.65 per unit, inclusive of the TSR modifier. In the case of death or disability of a NEO who is retirement eligible at the time of the termination event, treatment of PSU and CIU awards reflect the greater of the total payout under retiree eligibility or standard death and disability provisions. Mr. Rosenzweig's PSU is valued at target and prorated based on the completed portion of the performance cycle.

For Change of Control with Termination purposes, PSUs and CIUs are valued at target.

In all cases, amounts shown for PSUs were additionally multiplied by the stock closing price as of December 31, 2024.

(7)   Amount shown is the incremental cost to the Company of providing financial counseling through the severance period using the 2024 rate of $14,795.

(8)   Amount shown is the present value of the Company's incremental cost to continue medical and other health and welfare plans; for involuntary not for cause, amounts reflect the incremental benefit above benefits provided to the broad-based population as of the termination date.

(9)   Amounts in the table for outstanding SCIUs are valued using the actual multiplier of 1.5 for units with a multiplier period ending as of December 31, 2024 and the target multiplier for units with a multiplier period ending in future years.

Upon retirement, SCIUs outstanding for at least one year as of the last day of work immediately vest and are paid when the award is otherwise paid to eligible recipients. In the case of an involuntary not for cause termination with a signed waiver and release, SCIUs outstanding for at least 12 months continue to vest for 24 months following termination. In the case of death, or disability, all outstanding SCIUs immediately vest and are paid at target. For a Change of Control with termination, SCIUs immediately vest and will be valued based upon the value of the shares underlying the award at the time of the Change of Control, subject to any limitations (e.g. payout thresholds or maximums) contained in applicable award agreements.

(10) Mr. Fairweather is the only pension eligible NEO actively employed as of December 31, 2024, and he is fully vested in his pension benefit. Amounts shown in the case of a Change of Control with Termination and Involuntary Not for Cause Termination is the increase in lump-sum actuarial equivalent of the pension age and service and earnings credits for the associated severance period.

(11) The benefits reflected in the table for Mr. Dies represent the actual benefits paid to him in connection with his involuntary termination without cause on May 21, 2024. Mr. Dies and the Company entered into a separation agreement and general release in connection with the termination of his employment providing for the severance payments and benefits available under the Company's Severance Pay Plan, determined in accordance with the Company's general practices for calculating severance pay. A retention incentive for Mr. Dies was subject to accelerated payout as a result of his involuntary termination. Refer to Form 8-K filed May 23, 2024 for further details regarding his compensation upon separation.

(12) Amounts in the table for Mr. Zegras reflect the actual severance and, when applicable, acceleration of certain benefits as a result of his retirement eligibility paid to him in connection with his termination without cause on June 30, 2024. Refer to Form 8-K filed July 2, 2024 for further details regarding his compensation upon termination.

(13) Amounts in the table for Mr. Goldstein reflect the actual benefits paid to him in connection with his voluntary retirement on March 31, 2024.

Explanation of Benefits Payable upon Various Termination Events

Resignation

A voluntary termination would not provide any of the NEOs with compensation, benefits or special treatment under equity plans, the KEIP, or any severance plan.

Early and Normal Retirement

The U.S. Pitney Bowes Pension Plan allows for early retirement at age 55 with at least ten years of service, and normal retirement at age 65 with at least three years of service.

The long-term incentive program and the KEIP define retirement as at least age 60 with five or more years of service. Prior to November 5, 2024, early retirement was defined as at least age 55 with ten or more years of service. Early retirement was removed from the long-term incentive program and the KEIP effective November 5, 2024, but was applicable for grants and bonus payments prior to the change.

NEOs meeting the requirements for retirement may be entitled to a prorated annual incentive award in addition to the following upon termination:

NEOs at least 60 years of age with five or more years of service:

- PSUs and CIUs which are outstanding for at least 12 months prior to separation, fully vest at the end of the performance period. Awards outstanding for less than 12 months are forfeited.
- Options and RSUs, which are outstanding for at least 12 months prior to separation, fully vest. Options remain exercisable for the duration of the term. Awards outstanding for less than 12 months are forfeited.

NEOs at least 55 years of age with ten or more years of service (applicable to awards granted prior to November 5, 2024):

- Prorated PSUs and CIUs based on full months of active service during the performance period vest at the end of the performance period. However, for NEOs at least 60 years of age with one or more CIU grants outstanding for at least 12 months fully vest, while those outstanding less than 12 months are forfeited;
- Options and RSUs outstanding for at least 12 months fully vest and Options remain exercisable for the duration of the term. Awards outstanding less than 12 months are forfeited.

Involuntary/Not for Cause Termination – Severance Pay Plan

We maintain a severance pay plan that provides for separation pay to full-time employees based in the United States whose employment is terminated under certain business circumstances. The Pitney Bowes Severance Pay Plan (the "Severance Pay Plan") provides a continuation of compensation upon a termination by the Company due to a full or partial shutdown of a business, a facility or department; certain sales of all or part of the Company's business; the elimination of the employee's job;

or other circumstances deemed appropriate by the Company in its discretion as summarized below. Where an employee is involuntarily terminated after becoming eligible for early retirement, the employee is eligible for benefits afforded early retirees or involuntarily terminated employees, whichever is greater.

The Severance Pay Plan provides for a minimum of two-weeks of salary continuation (Base Severance) and for one week of salary continuation benefits per year of service and a half week of salary continuation for each completed half year of service, inclusive of Base Severance. Salary continuation benefits in excess of two weeks of salary require a signed agreement containing a waiver and release (Conditional Severance). The CEO may be eligible for up to 1.5 times base pay for the year of termination while NEOs, other than the CEO, may be eligible for up to one times base pay for the year of termination inclusive of severance payable under the Severance Pay Plan. The maximum severance benefit under the Severance Pay Plan is two years of salary continuation.

In the event a participant terminates employment under the terms of a written severance agreement but is not otherwise retirement eligible:

- Under the applicable award agreements, for NEOs other than the CEO, PSUs outstanding for at least 12 months are prorated based on service during the three-year performance cycle, vested and paid at the end of each three-year cycle. In the case of the CEO, outstanding PSUs will remain outstanding until the end of the performance period and will vest, if at all, based on actual performance. Mr. Rosenzweig's PSUs that only vest upon Death, Disability, or Change of Control, will forfeit.
- For NEOs other than the CEO, stock options and RSUs outstanding for at least 12 months will continue to vest up to 24 months following termination and will expire at the end of this period. In the case of the CEO, any outstanding RSUs will fully vest upon an Involuntary/Not for Cause termination. In addition, for the CEO, any unvested stock options will fully vest upon an Involuntary/Not for Cause termination and will remain exercisable through their original expiration date (18 months after the grant date). For any stock options already converted to restricted stock, that stock will vest immediately and will no longer have restrictions.
- Under the KEIP, CIUs outstanding for at least 12 months will be prorated based on service during the three-year performance cycle, vested and paid at the end of each three-year cycle.

In the event of a sale, spin-off or outsourcing of a business unit:

- For NEOs, other than the CEO, under the applicable award agreements, RSUs will vest in full, and PSUs will vest on a prorated basis based on service during the performance cycle with the number of units vesting determined at the end of the three-year cycle. Under the KEIP, CIUs will be prorated based on service during the performance cycle with the number of units vesting determined at the end of the three-year cycle. All unvested Options vest immediately and may be exercised for 24 months following the closing of the transaction. The exercise period will not extend beyond the original expiration date of the options.
- In the case of the CEO, any outstanding RSUs will fully vest. In addition, any unvested Options will fully vest and will remain exercisable through their original expiration date (18 months after the grant date). For any Options already converted to restricted stock, that stock will vest immediately and will no longer have restrictions. PSUs will remain outstanding until the end of the Performance Period and will vest, if at all, based on actual performance. Mr. Rosenzweig's PSUs that only vest upon Death, Disability, or Change of Control, will forfeit.

The Board has the discretion to accelerate vesting of restricted stock, RSUs, PSUs, and CIUs that would otherwise be forfeited.

We may offer additional severance benefits to employees, including NEOs, upon termination of employment, conditioned upon signing a waiver and release. Additional severance could include the following payments:

- A prorated annual incentive award to the date of termination of employment; and
- Financial counseling through the severance period

Termination for Cause

Termination for cause would not provide any additional compensation, severance, benefits or special treatment under equity plans to any of the NEOs. "Cause" as defined under the Severance Pay Plan means with respect to the Company, embezzlement, malfeasance, commission of a felony, the non-performance of one's job or duties as determined by the Company in its sole discretion and acts of moral turpitude.

Death

The NEO's beneficiary would be entitled to the following upon the executive's death:

- A prorated annual incentive award;
- for NEOs other than the CEO, PSUs and CIUs are prorated through the date of death and vest at the end of the performance period based on actual performance, however, in the case of the CEO, PSUs will first be pro-rated based on the number of months actively employed and then will be fully vested at target performance for the performance period. Mr. Rosenzweig's PSUs that only vest upon Death, Disability, or Change of Control, will vest in full at target.
- All Options will vest upon death. The NEO's beneficiary can exercise Options during the remaining term of the grant. For Mr. Rosenzweig's stock options already converted to restricted stock, that stock will vest immediately and will no longer have restrictions; and
- Any unvested RSUs will vest.

Disability

Disability vesting occurs after the completion of two years (or the completion of six months for awards post November 5, 2024 including those for Mr. Rosenzweig) of long-term disability under the provisions of the Pitney Bowes Long-Term Disability Plan or on the date of termination of employment due to disability, whichever is earlier. The NEOs would be entitled to the following upon termination for disability:

- A prorated annual incentive award under the KEIP;
- for NEOs other than the CEO, PSUs and CIUs are prorated through the date of disability and vest at the end of the performance period; in the case of the CEO, PSUs will first be pro-rated based on the number of months actively employed and then will be fully vested at target performance for the performance period. Mr. Rosenzweig's PSUs that only vest upon Death, Disability, or Change of Control, will vest in full.
- All Options and RSUs will vest upon disability vesting date which is two years after the onset of LTD (or after the completion of six months after the onset of LTD effective November 5, 2024). Options can be exercised during the remaining term of the grant. For Mr. Rosenzweig's stock options already converted to restricted stock, that stock will vest immediately and will no longer have restrictions.

Change of Control Arrangements

Set forth below is a summary of our Change of Control arrangements as provided in the Senior Executive Severance Policy applicable to senior executives, including our NEOs, (ii) the Company's 2018 Stock Plan and 2024 Stock Plan, which govern outstanding equity awards to the NEOs and (iii) the KEIP.

For each of the arrangements providing benefits upon a Change of Control, Change of Control is generally defined as:

- certain acquisitions of 30% or more of our Common Stock or 30% or more of the combined voting power of our voting securities by an individual, entity or group;
- the replacement of a majority of the Board other than by approval of the incumbent Board;
- the consummation of certain reorganizations, mergers, or consolidations where greater than 50% of our Common Stock and voting power changes hands; or
- the approval by stockholders of the liquidation or dissolution of the Company, or a sale of all or substantially all of the assets of the Company.

In the event of a Change of Control, followed by a termination from employment without cause or for good reason (defined as certain diminutions in position, authority, duties, responsibilities, compensation or benefits, annual incentive opportunity or relocations, or a successor's failure to assume the Senior Executive Severance Policy) within two years of a Change of Control, or a Change of Control preceded within 60 days by a termination of employment at the request of a third party who has taken steps reasonably calculated to effect a Change of Control or otherwise in connection with or in anticipation of a Change of Control, NEOs will receive the following payments and benefits (assumes termination date of December 31, 2024):

- Two times the NEO's annual base salary plus two times the target annual incentive, generally payable in a lump sum;
- Health and welfare benefits for the executive and his or her dependents at active employee rates will be provided for a two-year period; and outplacement services of not more than the lesser of $50,000 and 12% of the executive's salary;

- In the case of the NEOs who participate in the Pension Plan or Pension Restoration Plan, an amount equal to the difference between (1) the lump sum actuarial equivalent of the benefit under the Pension Plan and the Pension Restoration Plan which the executive would receive if his or her employment continued during the two-year period following the Change of Control, assuming the executive is fully vested in his or her benefit under the Pension Plan as of the termination date, and (2) the lump sum actuarial equivalent of the executive's actual benefit (paid and payable), if any, under the Pension Plan and the Pension Restoration Plan as of the termination date;

- PSUs to the extent they are outstanding, are vested and converted into either Common Stock or cash, based on target performance, on a NEO's termination upon a change of control. If the NEO is not terminated upon a change of control or the acquirer does not assume the Company's Stock Plan or awards, PSUs will vest upon the Change of Control and are converted into either Common Stock or cash based on target performance at the earlier of the NEO's termination of employment within two years of the change of control or the end of the award's three-year performance cycle. Mr. Rosenzweig's PSUs that only vest upon Death, Disability, or Change of Control, will vest in full at target upon a Change of Control if occurring within 12 months after the grant date.

- For NEOs other than the CEO, RSUs and Options are vested on a NEO's termination upon a Change of Control with RSUs being converted into Common Stock or cash, and Options remain exercisable for the balance of the award term. If a NEO is not terminated upon a Change of Control or the acquirer does not assume the Company's Stock Plan or awards, (1) RSUs vest upon a Change of Control and will be converted into Common Stock or cash upon the earlier of the NEO's termination of employment within two years of the Change of Control or the normal award vesting dates; and (2) Options will either be cashed out upon the change of control or will vest and become exercisable upon the earlier of the NEOs termination of employment within two years of the Change of Control or the normal vesting dates for the balance of the term. For a termination of the CEO upon a Change of Control, any Options already converted to restricted stock, that stock will vest immediately and will no longer have restrictions.

- The Company does not apply a tax gross-up on any Change of Control payments. In paying Change of Control severance benefits the Company utilizes a "best net" approach. Under this approach a determination is made as to whether paying the full Change of Control benefits or the value of a payment that is capped at the 280G limit provides the NEO with the higher net after-tax benefit.

In addition, under the KEIP, in the event of a Change of Control;

- A prorated target incentive award for the calendar year of the Change of Control. If the NEO is not terminated upon a Change of Control, they will be paid a target incentive award for the calendar year of the Change of Control and will be paid on the date on which annual incentive awards would otherwise have been paid absent a Change of Control;

- CIUs will be valued at target, as established for each outstanding performance cycle, and paid on the date on which such cycle would otherwise be paid absent a Change of Control, except if a participant suffers a termination of employment on account of a Change of Control, they will be paid no later than 15 days after the termination date.

CEO Pay Ratio

Our CEO Pay Ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K based on our payroll and employment records and the methodology described below.

To identify the median employee, we reviewed our employee population as of December 1, 2024, excluding Mr. Rosenzweig, the CEO, in accordance with SEC rules. The determination date used is a change from our previous determination date of October 2nd, to more accurately account for our employee population after our exit of the GEC business. The consistently applied compensation measure used in the determination was annual base salary; for most of our employees, base salary is the primary or sole compensation component and provides an accurate depiction of total earnings.

The 2024 annual total compensation of Mr. Rosenzweig was $10,465,392 as reported in the 2024 Summary Compensation Table in this Proxy Statement. The annual total compensation of our median employee in 2024 was $48,088. Therefore, the ratio of the annual total compensation of Mr. Rosenzweig to that of our median employee in 2024 was approximately 217.6 to 1.

2024 PAY VERSUS PERFORMANCE TABLE

The following table sets forth information regarding the Company's performance and the "compensation actually paid" (CAP) to our NEOs, as calculated in accordance with SEC disclosure rules:

Year[1]	Summary Compensation Table Total for PEO[2]			Compensation Actually Paid to PEO[3]			Average Summary Compensation Table Total for non-PEO NEOs[2]	Average Compensation Actually Paid to non-PEO NEOs[3]	Value of Initial Fixed $100 Investment Based On:[4]			Net Income (in thousands)	Adjusted Earnings Before Interest and Taxes (in thousands)[5]
	Lance Rosenzweig	Jason Dies	Marc Lautenbach	Lance Rosenzweig	Jason Dies	Marc Lautenbach			Total Shareholder Return	New Peer Group Total Shareholder Return	Old Peer Group Total Shareholder Return		
2024	$10,465,392	$6,311,167	n/a	$8,624,129	$5,058,195	n/a	$2,311,287	$2,334,666	$223	$63	n/a	$(203,597)	$392,690
2023	n/a	$2,712,791	$7,266,238	n/a	$2,794,637	$4,656,167	$1,808,904	$1,840,026	$131	$62	$105	$(385,627)	$171,595
2022	n/a	n/a	$7,023,960	n/a	n/a	$777,215	$1,617,341	$678,613	$107	$57	$88	$36,940	$153,780
2021	n/a	n/a	$4,913,938	n/a	n/a	$6,871,285	$1,599,173	$1,747,398	$177	$88	$113	$(1,351)	$173,689
2020	n/a	n/a	$4,713,361	n/a	n/a	$11,196,599	$1,401,141	$1,478,019	$161	$82	$109	$(180,376)	$213,584

[1] Lance Rosenzweig has served as the Principal Executive Officer ("PEO") since May 22, 2024; first as Interim CEO and then as CEO as of October 25, 2024. Prior to Mr. Rosenzweig's role as PEO, Jason Dies served as Interim CEO and PEO from October 2, 2023 through May 21, 2024. Marc Lautenbach served as the PEO January 1, 2023 through October 1, 2023, and for the entirety of 2022, 2021, and 2020. Our other NEOs for the applicable years were as follows:

- 2024: John Witek, James Fairweather, Shemin Nurmohamed, Deborah Pfeiffer, Ana Chadwick, Gregg Zegras, and Daniel Goldstein

- 2023: Ana Chadwick, Gregg Zegras, Daniel Goldstein, and James Fairweather

- 2022: Ana Chadwick, Jason Dies, Daniel Goldstein, and James Fairweather

- 2021: Ana Chadwick, Jason Dies, Gregg Zegras, James Fairweather, and Joseph Catapano

- 2020: Jason Dies, Gregg Zegras, Daniel Goldstein, Joseph Catapano, and Stanley J. Sutula III

[2] Amounts reported in this column represent (i) the total compensation reported in the Summary Compensation Table for the applicable year in the case of Mr. Rosenzweig, Mr. Dies, and Mr. Lautenbach and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for our NEOs other than our PEOs.

Under SEC disclosure rules, stock awards are required to be included in the Summary Compensation Table in the year granted, while CIU awards are included at the end of the performance period when actually earned. When the 2020 long-term compensation awards were issued, PSUs were replaced with cash-settled CIUs, causing Stock Awards and Total Compensation to appear significantly higher for 2022 and 2023 when compared to 2020 and 2021, because CIU awards not yet earned were not included in the Summary Compensation Table until the 2022 table for NEOs other than Mr. Zegras and Mr. Fairweather, who had a CIU payout in the 2021 Summary Compensation Table. When the 2024 long-term incentive awards were issued, we granted stock awards (PSUs) in lieu of cash-settled CIUs, causing Stock Awards and Total Compensation to appear higher for 2024 when compared to 2023 and 2022, as 2024 includes both the payout of the 2022 CIU (performance period ending December 31, 2024) and the grant of the 2024 PSU (performance period ending December 31, 2026). These differences result from different disclosure rules for different kinds of awards, and not on their value, and should normalize over time.

[3] To calculate compensation actually paid, adjustments were made to the amounts reported in the Summary Compensation Table for the applicable year. A reconciliation of the adjustments made to 2024 amounts for Mr. Rosenzweig and Mr. Dies, and for the average compensation of the other NEOs, is set forth following the footnotes to this table.

[4] In accordance with SEC rules, this column represents the annual change in the value of a $100 investment in Pitney Bowes Inc. and the indicated peer group from December 31, 2019 to the end of the indicated fiscal year, assuming the reinvestment of dividends.

As described in the Compensation Discussion and Analysis starting on page 52 of this proxy statement we adopted a new peer group effective October 25, 2024. Our new peer group, as reported in our annual reports on Form 10-K for the year ended December 31, 2024 is comprised of: ACCO Brands Corporation; Bread Financial Holdings, Inc.; Cimpress plc; CSG Systems International, Inc.; Deluxe Corporation; Diebold Nixdorf, Incorporated (included from 8/14/2023 when it emerged from bankruptcy); E2open Parent Holdings, Inc. (included from 6/15/2020 when it began trading); HNI Corporation; Matthews International Corporation; McGrath RentCorp; Quad/Graphics, Inc.; Sabre Corporation; TTEC Holdings, Inc.; and Unisys Corporation.

Our old peer group, as was reported in our annual report on Form 10-K for the year ended December 31, 2023, was comprised of: ACCO Brands Corporation; Avery Dennison Corporation; Beyond, Inc. (name change from Overstock.com); Bread Financial Holdings, Inc. (name change from Alliance Data Systems); Cimpress plc; Deluxe Corporation; Diebold Nixdorf, Incorporated (included from 8/14/2023 when it emerged from bankruptcy); Etsy, Inc.; Fidelity National Information Services, Inc.; Fiserv, Inc.; GXO Logistics, Inc. (included from 7/22/2021 when it began trading); Hub Group, Inc.; NCR Voyix Corporation (name change from NCR Corporation); Rockwell Automation, Inc.; Ryder System, Inc.; Schneider National, Inc.; The Western Union Company; W.W. Grainger, Inc.; and Xerox Holdings Corporation.

[5] Adjusted EBIT is a non-GAAP measure. For a reconciliation and additional information, please see "Reconciliation of Reported Consolidated Results to Adjusted Measures" on page 104 of this proxy statement. Adjusted EBIT is the Company selected measure due to the Company's strategic focus on profitable revenue growth. The Company selected measure may change from year to year.

Reconciliation of Compensation Actually Paid Adjustments:

Year	Summary Compensation Table Total ($)(a)	(Minus) Change in Accumulated Benefits Under Defined Benefit and Actuarial Pension Plans ($)(b)	Plus Service Costs Under Defined Benefit and Actuarial Pension Plans ($)(c)	(Minus) Grant Date Fair Value of Stock Option and Stock Awards Granted in Fiscal Year ($)(d)	Plus Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Option and Stock Awards Granted in Fiscal Year ($)(e)	Plus/(Minus) Change in Fair Value of Outstanding and Unvested Stock Option and Stock Awards Granted in Prior Fiscal Years ($)(f)	Plus Fair Value Vesting of Stock Option and Stock Awards Granted in Fiscal Year that Vested During Fiscal Year ($)(g)	Plus/(Minus) Change in Fair Value as of Vesting Date of Stock Option and Stock Awards Granted in Prior Years for which Applicable Vesting Conditions Were Satisfied During Fiscal Year ($)(h)	Minus Fair Value as of Prior Fiscal Year-End of Stock Option and Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Fiscal Year ($)(i)	Equals Compensation Actually Paid ($)
					Lance Rosenzweig					
2024	10,465,392	-	-	10,315,022	4,815,824	0	3,657,935	0	-	8,624,129
					Jason Dies					
2024	6,311,167	-	-	1,633,083	0	402,785	-	(22,674)	-	5,058,195
					Other NEOs (Average)(j)					
2024	2,311,287	1,908	0	874,866	854,897	100,853	-	(11,240)	44,357	2,334,666

(a) Represents Total Compensation as reported in the Summary Compensation Table for 2024. With respect to the other NEOs, amounts shown represent averages.

(b) Represents the aggregate change in the actuarial present value of the accumulated benefits under all defined benefit and actuarial pension plans reported in the Summary Compensation Table for 2024.

(c) Represents the sum of the actuarial present value of the benefits under all defined benefit and actuarial pension plans attributable to services rendered during 2024, calculated using the same methodology as used in the Company's financial statements under generally accepted accounting principles.

(d) Represents the grant date fair value of the stock option and stock awards granted during 2024, computed in accordance with the methodology used for financial reporting purposes.

(e) Represents the fair value as of December 31, 2024 of the outstanding and unvested option awards and stock awards granted during 2024, using year-end stock price, and otherwise computed in accordance with the methodology used for financial reporting purposes.

(f) Represents the change in fair value during 2024 of each option award and stock award that was granted in a prior fiscal year and that remained outstanding and unvested as of December 31, 2024, using year-end stock price, and otherwise computed in accordance with the methodology used for financial reporting purposes and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of December 31, 2024.

(g) Represents the fair value at vesting of the option awards and stock awards that were granted and vested during 2024, computed in accordance with the methodology used for financial reporting purposes.

(h) Represents the change in fair value, measured from the prior fiscal year-end to the vesting date, of each option award and stock award that was granted in a prior fiscal year and which vested during 2024, using the average of the high and low stock price on the vesting date for RSUs and PSUs, and otherwise computed in accordance with the methodology used for financial reporting purposes.

(i) Represents the fair value as of the last day of the prior fiscal year of the option award and stock awards that were granted in a prior fiscal year and which failed to meet the applicable vesting conditions in 2024, using year-end stock price, and otherwise computed in accordance with the methodology used for financial reporting purposes.

(j) See footnote 1 above for the NEOs included in the average for 2024.

Performance Measures Used to Link Company Performance and Compensation Actually Paid to the NEOs

Below is a list of performance measures, which in the Company's assessment represent the most important performance measures used by the Company to link compensation actually paid to the NEOs for 2024. Please see the CD&A for further information regarding how each of these measures is used in the Company's executive compensation program.

- Adjusted EBIT
- Adjusted EPS
- Adjusted FCF
- Adjusted Revenue
- Return on Invested Capital (ROIC)
- Stock Price

Relationship Between Pay and Performance

We believe the compensation actually paid in each of the years reported above and over the five-year cumulative period are reflective of the Committee's emphasis on "pay-for-performance" as the compensation actually paid fluctuated year-over-year, primarily due to the result of our stock performance and our varying levels of achievement against pre-established performance goals under the annual incentive pool, including our Adjusted EBIT performance. The CD&A describes in greater detail the Committee's emphasis on "pay-for-performance" and how our executive compensation program is designed to link executive compensation with the achievement of our financial objectives as well as stockholder value creation.

The following graphs illustrate the relationship between pay and performance.



Pay versus TSR



*Note: Refer to the Company's 2023 Form 10-K and 2020 Annual Report regarding Goodwill Impairment Charges.

Non-GAAP Measures

The Company's financial results are reported in accordance with generally accepted accounting principles (GAAP); however, in setting and measuring compensation targets, we use certain non-GAAP measures, such as adjusted revenue, adjusted earnings before interest and taxes (Adjusted EBIT), adjusted earnings per share (Adjusted EPS) and adjusted free cash flow (Adjusted FCF).

Adjusted revenue is presented at budgeted foreign currency exchange rates. Adjusted EBIT and Adjusted EPS exclude the impact of items like restructuring charges, goodwill impairment charges, foreign currency gains and losses on intercompany loans, certain costs associated with the Ecommerce Restructuring, gains and losses on debt extinguishment and other unusual or one-time items that we believe are not indicative to our core business.

Adjusted free cash flow adjusts cash flows from operations calculated in accordance with GAAP for capital expenditures, restructuring payments, changes in finance receivables, changes in customer deposits at our Presort segment and certain wind-down costs incurred in connection with the Ecommerce Restructuring.

Non-GAAP measures should not be construed as an alternative to our reported results determined in accordance with GAAP. Further, our definitions of these non-GAAP measures may differ from similarly titled measures used by other companies.

Pitney Bowes Inc.
Reconciliation of Reported Consolidated Results to Adjusted Measures
(Unaudited)

(Dollars in thousands, except per share data)	2024
GAAP diluted loss per share	$ (1.12)
Loss from discontinued operations, net of tax	1.68
Restructuring charges	0.32
Pension settlement	0.37
Foreign currency gain on intercompany loans	(0.04)
Strategic review costs	0.07
Asset impairment charge	0.06
Charges in connection with the Ecommerce Restructuring	0.28
Tax benefit from affiliate reorganization	(0.90)
Tax on settlement of investment securities	0.05
Loss on debt refinancing	0.05
Adjusted diluted earnings per share[1]	$ 0.82
GAAP net cash provided by operating activities – continuing operations	$ 276,453
Capital expenditures	(72,403)
Restructuring payments	86,023
Net finance receivables	(60,342)
Presort customer deposits	(39,389)
Cash Costs incurred in connection with Ecommerce Restructuring	34,700
Adjusted free cash flow	$ 225,042
GAAP net loss	$ (203,597)
Loss from discontinued operations, net of tax	306,099
Benefit for income taxes	(154,829)
Loss before taxes	(52,327)
Restructuring charges	76,915
Pension settlement	91,339
Foreign currency gain on intercompany loans	(10,243)
Strategic review costs	17,110
Asset impairment charge	10,000
Charges in connection with the Ecommerce Restructuring	67,831
Loss on debt refinancing	10,892
Adjusted income before taxes	211,517
Interest expense, net	173,694
Adjusted earnings before interest and taxes	$ 385,211
Impact of foreign currency	(3,121)
Incentive compensation adjustment	10,600
Adjusted earnings before interest and taxes for compensation	$ 392,690
Revenue	2,026,598
Impact of foreign currency	4,299
Adjusted Revenue for Compensation	$2,030,897

[1] The sum of the earnings per share amounts may not equal the totals due to rounding.

Additional Information

Other Business

We are not aware of any other matters that will be presented for consideration at the Annual Meeting. However, if any other matters properly come before the Annual Meeting, it is the intention of the individuals named in the enclosed proxy to vote the shares of Common Stock they represent in accordance with their judgment.

Solicitation of Proxies

Proxies are being solicited by the Board on behalf of the Company. All costs associated with the solicitation of proxies for the Annual Meeting will be borne by the Company. In addition to the use of the mail, proxies may be solicited by the directors, officers, and employees of the Company without additional compensation by personal interview, by telephone, by electronic transmission or by other forms of communication. Arrangements may also be made with brokerage firms and other custodians, nominees, and fiduciaries for the forwarding of solicitation material to the beneficial owners of Pitney Bowes Common Stock and the Company will reimburse such brokers, custodians, nominees, and fiduciaries for reasonable out-of-pocket expenses incurred. The Company has retained Morrow Sodali LLC to aid in the solicitation of proxies for a fee of $11,000 plus reimbursement of expenses.

Communications with our Directors

All interested parties, including our stockholders, who wish to contact the Company's directors may send written correspondence, to the attention of the Corporate Secretary, by email or to the Company's principal executive offices:

Pitney Bowes Inc.
3001 Summer Street
Stamford, Connecticut 06926
Attention: Corporate Secretary
investorrelations@pb.com

Communications may be addressed to an individual director (including our Chair), or to the non-management directors.

Incorporation by Reference

To the extent that this Proxy Statement is incorporated by reference into any other filing by us under the Securities Act of 1933, as amended, or the Exchange Act, the "Report of the Audit Committee" will not be deemed incorporated unless specifically provided otherwise in such filing, to the extent permitted by the rules of the SEC. Such section shall also not be deemed to be "soliciting material" or to be "filed" with the SEC. Website references and links to other materials are for convenience only, and the content and information contained on or connected to our website is not incorporated by reference into this Proxy Statement and should not be considered part of this Proxy Statement or any other filing that we make with the SEC.

Forward-Looking Statements

This document contains "forward-looking statements" about the Company's expected or potential future business and financial performance, including, but not limited to, statements about future revenue and earnings guidance, future events or conditions, capital allocation strategy and expected cost savings, elimination of future losses, and anticipated deleveraging in connection with Pitney Bowes' announced strategic initiatives. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from those projected. Factors which could cause future financial performance to differ materially from expectations include, without limitation, changes in postal regulations or the operations and financial health of posts in the U.S. or other major markets or changes to the broader postal or shipping markets; accelerated or sudden decline in physical mail volumes; inability to compete effectively with our Sending Technology Solutions competitors; the loss of some of Pitney Bowes' larger clients in the Presort Services segment; inability to successfully execute on our strategic initiatives; changes in government contracting regulations and inability to comply; risks and uncertainties associated with the GEC exit and wind-down on the Company's operations; risk of the Company's worldwide cost reduction initiative causing loss of continuity, experience and knowledge and loss of key employees; changes in trade policies, tariffs and regulations; changes in current economic conditions including recessionary periods, labor shortages, interest rate increases and/or inflation; and other factors as more fully outlined in the Company's 2023 Form 10-K Annual Report and other reports filed with the Securities and Exchange Commission during 2024. Pitney Bowes assumes no obligation to update any forward-looking statements contained in this document as a result of new information, events, or developments.

By order of the Board of Directors,

Lauren Freeman-Bosworth
Executive Vice President, General Counsel and Corporate Secretary

Annex A: Pitney Bowes Inc. 2024 Stock Plan As Amended Through May 13, 2025

Section 1. *Purpose.*

The purposes of the Pitney Bowes Inc. 2024 Stock Plan effective as of May 6, 2024, amended as of November 5, 2025, and further amended as of May 13, 2025 (the "Plan"), are to promote the interests of the Company and its shareholders by aligning the interests of key employees of the Company and its Affiliates with the interests of Pitney Bowes shareholders, to afford an opportunity to key employees to acquire a proprietary interest in the growth and performance of the Company, to generate an increased incentive to contribute to the Company's future financial success and prosperity and to enhance the ability of the Company and its Affiliates to attract and retain exceptionally qualified individuals whose efforts can affect the financial growth and profitability of the Company.

Section 2. *Definitions.*

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "Affiliate" shall mean (i) any entity that, directly or through one or more intermediaries, is controlled by the Company or (ii) any entity in which the Company has a significant equity interest, as determined by the Committee. Aggregation rules set forth in Code Sections 409A and 414(b) and (c) generally will be used in determining Affiliate status, except that a 50% test, instead of an 80% test, shall be used to determine controlled group status, to the extent not inconsistent with rules of Code Section 409A.

(b) "Award" shall mean any Restricted Stock, Stock Unit, Stock Option, Stock Appreciation Right, Other Stock-Based Award, Performance Award or Substitute Award, granted under the Plan.

(c) "Award Agreement" shall mean any written agreement, contract, or other instrument or document (including electronic communication) specifying the terms and conditions of an Award granted under the Plan, as may from time to time be approved by the Company or the Board of Directors to evidence an Award granted under the Plan.

(d) "Board of Directors" or "Board" shall mean the Board of Directors of the Company as it may be composed from time to time.

(e) "Change of Control" shall be deemed to have occurred for purposes of this Plan, if:

(i) there is an acquisition, in any one transaction or a series of transactions, other than from Pitney Bowes Inc., by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), of beneficial ownership (within the meaning of Rule 13(d)(3) promulgated under the Exchange Act) of 30% or more of either the then outstanding shares of common stock or the combined voting power of the then outstanding voting securities of Pitney Bowes Inc. entitled to vote generally in the election of directors, but excluding, for this purpose, any such acquisition by Pitney Bowes Inc. or any of its subsidiaries, or any employee benefit plan (or related trust) of Pitney Bowes Inc. or its subsidiaries, or any corporation with respect to which, following such acquisition, more than 50% of the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by the individuals and entities who were the beneficial owners, respectively, of the common stock and voting securities of Pitney Bowes Inc. immediately prior to such acquisition in substantially the same proportion as their ownership, immediately prior to such acquisition, of the then outstanding shares of common stock or the combined voting power of the then outstanding voting securities of Pitney Bowes Inc. entitled to vote generally in the election of directors, as the case may be; or

(ii) during any period of 12 consecutive calendar months, individuals who, as the first day of such period constitute the Board (as of such date, the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any individual becoming a director subsequent to the first day of such period, whose appointment, election, or nomination for election by Pitney Bowes' shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors until such time (if ever)as such individual is approved by a majority of the directors then comprising the Incumbent Board; or

(iii) there occurs either (A)the consummation of a reorganization, merger, consolidation, or sale or other disposition of all or substantially all of the assets of the Company, in each case, with respect to which the individuals and entities who were the respective beneficial owners of the common stock and voting securities of Pitney Bowes Inc. immediately prior to such reorganization, merger, consolidation or sale or other disposition do not, following such reorganization, merger, consolidation or sale or other disposition beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger, consolidation, or sale or other disposition or (B)an approval by the shareholders of Pitney Bowes Inc. of a complete liquidation or dissolution of Pitney Bowes Inc. or of the sale or other disposition of all or substantially all of the assets of Pitney Bowes Inc.

(f) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time or any successor code thereto.

(g) "Committee" shall mean the Executive Compensation Committee comprised solely of independent directors or any other committee designated by the Board of Directors comprised solely of independent directors to administer the Plan pursuant to Section 3. The Board of Directors and the Committee shall each have the authority to delegate its duties under the Plan to the fullest extent permitted by Delaware law. The Committee may also delegate certain administrative tasks under Section 3 to the Employee Benefits Committee.

(h) "Company" shall mean Pitney Bowes Inc. or any successor thereto.

(i) "Covered Award" means an Award, other than a Stock Option, Stock Appreciation Right or other Award with an exercise price per Share not less than the Fair Market Value of a Share on the date of grant of such Award, to a Covered Employee, if it is designated as such by the Committee at the time it is granted. Covered Awards are subject to the provisions of Section 15 of this Plan.

(j) "Disability" shall have the meaning established by the Committee or, in the absence of Committee determination, shall mean a Participant who is "disabled" for two years under the provisions and procedures of the Pitney Bowes Long Term Disability (LTD) Plan, irrespective of whether the Participant is eligible to receive benefits under the LTD Plan, or a Participant entitled to receive benefits for two years under state worker's compensation laws.

(k) "Dividend Equivalent" shall mean an amount payable in cash, as determined by the Committee under Section 7(c)of the Plan, with respect to a Restricted Stock or Stock Unit award equal to what would have been received if the shares underlying the Award had been owned by the Participant.

(l) "Dividend Equivalent Shares" shall be Shares issued pursuant to the deemed reinvestment of dividends under Restricted Stock, Stock Units or other Awards, provided that such Shares shall be subject to the same vesting, risk of forfeiture, deferral or other conditions or restrictions as apply to the Restricted Stock, Stock Units or other Awards as to which they accrue, and to such further conditions or restrictions as the Committee may determine.

(m) "Employee" shall mean any employee of the Company or of any Affiliate.

(n) "Fair Market Value" shall mean, with respect to any property (including, without limitation, any Shares or other securities), the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee. The Fair Market Value of a Share of Company common stock on the date of grant shall be the closing price of a Share of the Company's common stock on the date of grant as reported in the New York Stock Exchange Composite Transactions Table published in the Wall Street Journal. If the New York Stock Exchange (NYSE)is closed on the date of grant, then Fair Market Value shall be the closing price on the first trading day of the NYSE immediately following the grant date.

(o) "Full Value Award" means an Award other than an Option or Stock Appreciation Right.

(p)   "Incentive Stock Option" or "ISO" shall mean a Stock Option that is intended to meet the requirements of Section 422 of the Code, or any successor provision thereto.

(q)   "Non-Qualified Stock Option" or "NSO" shall mean an Option that is not intended to be an Incentive Stock Option.

(r)   "Option" or "Stock Option" shall mean the right, granted under Section 7(a) of the Plan, to purchase a number of shares of common stock at such exercise price, at such times and on such terms and conditions as are specified by the Committee. An Option may be granted as an ISO or an NSO.

(s)   "Other Stock-Based Award" shall mean any Award granted under Section 7(d) of the Plan.

(t)   "Participant" shall mean an Employee who is granted an Award under the Plan.

(u)   "Performance Award" shall mean any Award granted hereunder that complies with Section 6(d) of the Plan.

(v)   "Performance Goals" means any Qualifying Performance Criteria or such other performance goals based on such corporate (including any subsidiary, division, department or unit), individual or other performance measure as the Committee may from time to time establish.

(w)   "Person" shall mean any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, or government or political subdivision thereof.

(x)   "Prior Plan" shall mean the Pitney Bowes Stock Plan, as amended and restated as of January 1, 2002, the Pitney Bowes Inc. 2007 Stock Plan as amended and restated, the Pitney Bowes Inc. 2013 Stock Plan as amended and restated and the Pitney Bowes Inc. 2018 Stock Plan.

(y)   "Qualifying Performance Criteria" may include one or more of the following performance criteria, determined at the discretion of the Committee, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit, subsidiary, division or department, either individually, alternatively or in any combination, and measured either periodically, annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous year's results or to a designated comparison group, in each case established by the Committee: (i) achievement of cost control, (ii) earnings before interest and taxes ("EBIT"), (iii) earnings before interest, taxes, depreciation and amortization ("EBITDA"), (iv) earnings per share, (v) economic value added, (vi) free cash flow, (vii) gross profit, (viii) growth of book or market value of capital stock, (ix) income from continuing operations, (x) net income, (xi) operating income, (xii) operating profit, (xiii) organic revenue growth, (xiv) return on investment, (xv) return on operating assets, (xvi) return on stockholder equity, (xvii) revenue, (xviii) revenue growth (xix) stock price, (xx) total earnings, or (xxi) total stockholder return.

The Committee (A) will appropriately adjust any evaluation of performance under a performance goal to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment or a business or related to a change in accounting principle all as determined in accordance with standards established by opinion No. 30 of the Accounting Principles Board (APB Opinion No. 30) or other applicable or successor accounting provisions, as well as the cumulative effect of accounting changes, in each case and as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements, including the notes thereto, and (B) may appropriately adjust any evaluation of performance under a performance goal to exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation, claims, judgments or settlements, (iii) the effect of changes in tax law or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs, and (v) accruals of any amounts for payment under the Plan or any other compensation arrangement maintained by the Company.

(z)   "Released Securities" shall mean Shares issued or issuable under any Restricted Stock, Stock Unit or other Award as to which all conditions for the vesting and issuance of such Shares have expired, lapsed, or been waived.

(aa) "Restricted Stock" shall mean any Share granted under Section 7(b) of the Plan where the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or performance conditions) and terms as the Committee deems appropriate.

(bb) "Retirement" shall mean a Participant's termination of employment on or after attaining age 60 with at least 5 years of employment service with the Company or Affiliate. , unless such term is otherwise defined in the applicable Award Agreement.

(cc) "Rule 16b-3" shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended, or any successor rule and the regulation thereto.

(dd) "Section 13G Institutional Investor" means any individual, entity or group who or that is entitled to file, and files, a statement on Schedule 13G (or any comparable or successor report) pursuant to Rule 13d-1(b)(1) under the Exchange Act, as in effect on the Effective Date, with respect to the Shares that are beneficially owned by such individual, entity or group; provided, however, that an individual, entity or group who or that was a Section 13G Institutional Investor shall no longer be a Section 13G Institutional Investor from and after the time that it first becomes subject to an obligation to file (regardless of the due date of such filing) a statement on Schedule 13D (or any comparable or successor report) pursuant to Rule 13d-1(a), Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g) under the Exchange Act, as in effect on the Effective Date, with respect to the Shares that are beneficially owned by such individual, entity or group, together with all Affiliates of such individual, entity or group.

(ee) "Share" or "Shares" shall mean share(s) of the common stock of the Company, $1 par value, and such other securities or property as may become the subject of Awards pursuant to the adjustment provisions of Section 4(c).

(ff) "Stock Appreciation Rights" or "SARs" shall mean a right granted under Section 7(a) of the Plan that entitles the Participant to receive, in cash or Shares or a combination thereof, as determined by the Committee, value equal to or otherwise based on the excess of (A) the Fair Market Value of a specified number of Shares at the time of exercise over (B) the exercise price of the right, as established pursuant to Section 7(a)(i).

(gg) "Stock Unit" means an award denominated in units of common stock under which the issuance of shares of common stock (or cash payment in lieu thereof) is subject to such conditions (including continued employment or performance conditions) and terms as the Committee deems appropriate. Stock Unit includes a restricted stock unit subject only to time-based vesting restrictions and a performance stock unit subject to the achievement of Performance Goals which may be in addition to any other vesting restrictions that may apply.

(hh) "Substitute Award" shall mean an Award granted in assumption of, or in substitution or exchange for, an outstanding Award previously granted by a Company acquired by the Company or with which the Company combines.

(ii) "Termination of Employment" on Account of a Change of Control shall mean as follows:

(i) Upon or within two years after a Change of Control, either (A) a termination of a Participant's employment by the Company other than as a result of (1) the willful and continued failure of the Participant to perform substantially the Participant's duties with the Company or any of its affiliates (other than any such failure resulting from incapacity due to physical or mental illness) or (2) the willful engaging by the Participant in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company, or (B) a termination of employment by the Participant for any one of the following Good Reasons (each of which constituting a "Good Reason"), subject to Section 2(ii)(iii) below:

1. The assignment following a Change of Control to a Participant of any duties inconsistent in any respect with the Participant's position, authority, duties and responsibilities as existed on the day immediately prior to the Change of Control, or any other action by the Company which results in a diminution in such position, authority, duties, or responsibilities, excluding for this purpose an isolated, insubstantial, and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the Participant;

2. Any failure by the Company following a Change of Control to continue to provide the Participant with annual salary, employee benefits, or other compensation equal to or greater than that to which such Participant was entitled immediately prior to the occurrence of the Change of Control, other than an isolated, insubstantial, and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the Participant;

3.   Any failure by the Company following a Change of Control to continue to provide the Participant with the opportunity to earn either cash-based annual incentives or stock-based long-term incentive compensation on a basis at least equal to that provided to the Participant prior to the occurrence of the Change of Control, taking into account the level of compensation that can be earned and the relative difficulty of any associated performance goals;

4.   The Company's requiring the Participant, after a Change of Control, to be based, at any office or location more than 35 miles farther from the Participant's place of residence than the office or location at which the Participant is employed immediately prior to the occurrence of the Change of Control or the Company's requiring the Participant to travel on Company business to a substantially greater extent than required immediately before the Change of Control;

5.   Any failure by the Company, after a Change of Control, to require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) who acquired all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform the Company's obligations under the Plan in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

Any good faith determination made by a Participant that a Good Reason described in subparagraphs 1 through 5 has occurred shall be conclusive, subject to Section 2(ii)(iii) below.

(ii)   Any termination by the Company or by the Participant for reasons described above shall be communicated by a Notice of Termination to the other party. Any Notice of Termination shall be by written instrument which (A) indicates the specific termination provision above relied upon, (B) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Participant's employment under the provision so indicated, and (C) if the Date of Termination is other than the date of receipt of such notice, specifies the Date of Termination (which date shall not be more than 15 days after the giving of such notice). The failure by any Participant to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of entitlement to terminate under subparagraphs (1) through (5) above shall not be deemed to be a waiver of any right of such Participant or preclude such Participant from asserting such fact or circumstance in enforcing his rights.

(iii)   Notwithstanding the foregoing, a Termination of Employment for Good Reason shall not occur if, within 30 days after the date the Participant gives a Notice of Termination to the Company after a Change of Control, the Company corrects the action or failure to act that constitutes the grounds for termination for Good Reason and as set forth in the Participant's Notice of Termination. If the Company does not correct the action or failure to act, the Participant must terminate his or her employment for Good Reason within 60 days after the end of the cure period, in order for the termination to be considered a Good Reason termination.

Section 3. *Administration.*

(a)   *Committee.* The Plan shall be administered by the Committee. Any power of the Committee may also be exercised by the Board of Directors, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended ("Section 16(b)"), unless the Board of Directors expressly determines not to obtain compliance with the provisions of Section 16(b). To the extent that any permitted action taken by the Board of Directors conflicts with action taken by the Committee, the Board of Directors' action shall control. Subject to the terms of the Plan and applicable law, the Committee shall have full power and authority to:

(i)   designate Participants;

(ii)   determine the type or types of Awards to be granted to each Participant under the Plan;

(iii)   determine the number of Shares to be covered by (or with respect to which payments, rights, or other matters are to be calculated in connection with) Awards;

    (iv)   determine the terms and conditions of any Award and of Award Agreements, and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Award;

    (v)   determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards, or other property, or to what extent, and under what circumstances Awards may be canceled, forfeited, or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended;

    (vi)   determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, other property, and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee;

    (vii)   interpret and administer the Plan and any instrument or agreement relating to the Plan, or any Award made under the Plan, including any Award Agreement;

    (viii)   correct any defect or error, supply any omission, or reconcile any inconsistency in the administration of the Plan or in any Award Agreement in the manner and to the extent it shall deem desirable to effectuate the purposes of the Plan and the related Award;

    (ix)   establish, amend, suspend, rescind or reconcile such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan;

    (x)   determine the extent to which adjustments are required as a result of a merger, acquisition, consolidation, Change of Control, reorganization, reclassification, combination of shares, stock split, reverse stock split, spinoff, dividend distribution of securities, property, cash or any other event or transaction affecting the number or kind of outstanding Shares or equity; and

    (xi)   make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(b)   *Committee Decisions.* Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan, any Award, or any Award Agreement, shall be within the sole discretion of the Committee or the Board as the case may be, may be made at any time, and shall be final, conclusive, and binding upon all Persons, including the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any Employee.

(c)   *Delegation.* The Board or the Committee may, from time to time, authorize one or more officers of the Company to perform any or all things that the Committee is authorized and empowered to do or perform under the Plan consistent with Delaware and other applicable law. For all purposes under this Plan, such officer or officers authorized by the Committee shall be treated as the Committee; provided, however, that the resolution so authorizing such officer or officers shall specify the total number of Awards (if any) such officer or officers may award pursuant to such delegated authority and any such Award shall be subject to the form of Award Agreement theretofore approved by the Committee. No such officer shall designate himself or herself or any direct report as a recipient of any Awards granted under authority delegated to such officer. In addition, the Board or the Committee may delegate any or all aspects of the day-to-day administration of the Plan to one or more officers or employees of the Company or any subsidiary, and/or to one or more agents.

Section 4. *Shares Available for Awards.*

(a)   *Maximum Shares Available.* The maximum number of Shares that may be issued to Participants pursuant to Awards under the Plan shall be 8,400,000 Shares plus 7,500,000 Shares as of the Amendment Effective Date plus (i) any Shares that remain available as of May 13, 2025 for future grant under the Pitney Bowes Inc. 2018 Stock Plan as amended and restated, and (ii) any Shares subject to outstanding awards under the Prior Plan as of May 13, 2025 (such outstanding awards the "Prior Plan Awards") that on or after such date cease for any reason to be subject to such Awards (other than by reason of exercise or settlement of the Awards to the extent they are exercised for or settled in vested and non-forfeitable Shares) (collectively, the "Plan Maximum"), subject to adjustment as provided in Section 4(c) below. Any

Shares issued under Full Value Awards shall be counted against the Plan Maximum as 2.0 Shares for every one Share issued under such Awards. Shares that are issued under Awards of Options or Stock Appreciation Rights shall be counted against the Plan Maximum as one Share for every one Share issued. Shares subject to Prior Plan Awards that are added back to the Plan Maximum pursuant to this Section 4(a) shall be added as one Share if such Shares were subject to options or stock appreciation rights, and as 2.0 Shares if such shares were subject to awards other than options or stock appreciation rights. Pursuant to any Awards, the Company may in its discretion issue treasury Shares, authorized but previously unissued Shares or Shares purchased in the open market or otherwise pursuant to Awards hereunder. For the purpose of accounting for Shares available for Awards under the Plan, the following shall apply:

(i)   Only Shares relating to Awards actually issued or granted hereunder shall be counted against the Plan Maximum. Shares corresponding to Awards that by their terms expired, or that are forfeited, canceled or surrendered to the Company without consideration paid therefore and Shares subject to Awards, that are settled in cash shall not be counted against the Plan Maximum.

(ii)   Shares that are forfeited by a Participant after issuance, or that are reacquired by the Company after issuance without consideration paid therefore, shall be deemed to have never been issued under the Plan and accordingly shall not be counted against the Plan Maximum.

(iii) Dividend Equivalent Shares shall be counted against the Plan Maximum, and clauses (i) and (ii) of this Section shall not apply to such Awards.

(iv)   Notwithstanding anything herein to the contrary, Shares subject to an Award under the Plan may not again be made available for issuance under the Plan if such Shares are: (A) Shares that were subject to an Option or a stock-settled Stock Appreciation Right and were not issued upon the net settlement or net exercise of such Option or Stock Appreciation Right, (B) Shares delivered to or withheld by the Company to pay the exercise price of an Option or the withholding taxes related to an Award, or (C) Shares repurchased on the open market with the proceeds of an Option exercise.

(b)   *Code Limitation.* Subject to adjustment as provided in Section 4(c) below, the maximum number of Shares for which ISOs may be granted under the Plan shall not exceed the Plan Maximum as defined in Section 4(a) above.

(c)   *Adjustments to Avoid Dilution.* Notwithstanding paragraphs (a) and (b) above, in the event of a stock dividend, extraordinary cash dividend, split-up or combination of Shares, merger, consolidation, reorganization, recapitalization, spin-off or other change in the corporate structure or capitalization affecting the outstanding common stock of the Company, the Committee shall make equitable adjustments to (i) the number or kind of Shares subject to the Plan Maximum that remain subject to outstanding Awards or available for issuance under the Plan, subject to the Plan Maximum as adjusted pursuant to Section 4, (ii) the number and type of Shares subject to the limitations set forth in Section 4(b), (iii) the number and type of Shares subject to outstanding Awards, and (iv) the grant, purchase, or exercise price with respect to any Award. Such adjustment may include provision for cash payment to the holder of an outstanding Award. Any adjustment to the limitations set forth in Section 4(b) shall be made in such manner as to preserve the ability to grant ISOs and Awards. Also, any other such adjustment (i) may be designed to comply with applicable provisions of the Code, including without limitation Section 409A, (ii) may be designed to treat the Shares available under the Plan and subject to Awards as if they were all outstanding on the record date for such event or transaction, or (iii) may be designed to increase the number of such Shares available under the Plan and subject to Awards to reflect a deemed reinvestment in Shares of the amount distributed to the Company's security holders in connection with such event or transaction. The determination of the Committee as to the adjustments or payments, if any, to be made shall be conclusive.

(d)   *Substitute Awards.* Substitute Awards shall not reduce the shares of common stock authorized for issuance under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any subsidiary of the Company ("Subsidiary"), or with which the Company or any Subsidiary combines, has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of common stock authorized for issuance under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employees of the Company or Subsidiary before such acquisition or combination.

Section 5. *Eligibility.*

Employees Eligible. An Employee of the Company or of any Affiliate shall be eligible to be a Participant as designated by the Committee.

Section 6. *Awards.*

(a) *Terms Set Forth in Award Agreement.* Awards may be granted at any time and from time to time prior to the termination of the Plan to an eligible Employee designated to be a Participant in the Plan as determined by the Committee. Awards may be granted for no cash consideration, or for such minimal cash consideration as the Committee may specify, or as may be required by applicable law. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or, subject to Section 4, in substitution for any other Award or any award granted under any other plan of the Company or any Affiliate. The terms and conditions of each Award shall be set forth in an Award Agreement in a form approved by the Committee for such Award, which Award Agreement may contain such terms and conditions as specified from time to time by the Committee, provided such terms and conditions do not conflict with the Plan. The Award Agreement for any Award (other than Restricted Stock awards) shall include the time or times at or within which and the consideration for which any shares of common stock may be acquired from the Company. The terms of Awards may vary among Participants, and the Plan does not impose upon the Committee any requirement to make Awards subject to uniform terms. The Participant shall be deemed to accept the Awards and the terms of the Awards unless the Participant affirmatively waives acceptance of the Award. If the Participant does not agree to all terms of the Award, the Award is deemed null and void.

(b) *Separation from Service.* Subject to the express provisions of the Plan, the Committee shall specify at or after the time of grant of an Award the provisions governing the effect(s) upon an Award of a Participant's separation from service not on account of a Change of Control. Termination from Employment on account of a Change of Control is defined in Section 2.

(c) *Rights of a Stockholder.* A Participant shall have no rights as a stockholder with respect to shares of common stock covered by an Award (including voting rights) until the date the Participant becomes the holder of record of such shares of common stock. No adjustment shall be made for dividends or other rights for which the record date is prior to such date, except as provided in Section 8 or as the Committee otherwise provides.

(d) *Performance Awards.* Subject to the other terms of this Plan, the Committee may condition the grant, retention, issuance, payment, release, vesting or exercisability of any Award, in whole or in part, upon the achievement of such performance criteria during a specified performance period(s). The performance criteria may include Qualifying Performance Criteria or other standards of financial performance and/or personal performance. The Committee shall determine in a timely manner after the performance period ends whether all or part of the conditions to payment of a Performance Award have been fulfilled and, if so, the amount, if any, of the payment to which the Participant is entitled.

(e) *Forms of Payment of Awards.* Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Company or an Affiliate upon the grant, exercise, or payment of an Award may be made in such form or forms as the Committee shall determine, including, without limitation, cash, Shares, other securities, other Awards, or other property, or any combination thereof, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents in respect of installment or deferred payments. Notwithstanding the foregoing, unless the Committee expressly provides otherwise, with specific reference to this provision, the payment terms for any Award shall be implemented in a manner consistent with the requirements of Section 409A of the Code, to the extent applicable.

(f) *Share Certificates.* All certificates for Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Shares or other securities are then listed, and any applicable Federal or state securities laws, and the Committee may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions. Unrestricted certificates representing Shares, evidenced in such manner as the Committee shall deem appropriate, which may include recording Shares on the stock records of the Company or by crediting Shares in an account established on the Participant's behalf with a brokerage firm or other custodian, in each case as determined by the Company, shall be delivered to the holder of Restricted Stock, Stock Units or any other relevant Award after such restricted Shares shall become Released Securities, subject to any delay in order to provide the Company such time as it determined appropriate to address tax withholding and other administrative matters.

(g) *Limits on Transfer of Awards.* Awards made under this Plan shall be subject to the following limitations on transferability:

(i) Unless determined otherwise by the Committee, no Award and no right under any such Award shall be assignable, alienable, pledgeable, attachable, encumberable, saleable, or transferable by a Participant other than by will or by the laws of descent and distribution (or, in the case of Awards that are forfeited or canceled, to the Company). No Award and no right under any such Award shall be the subject of short term speculative trading in Company securities, including hedging, short sales, "put" or "call" options, swaps, collars or any other derivative transactions. No Award and no right under any such Award can be transferred for value or consideration. Any purported assignment, sale or transfer thereof shall be void and unenforceable against the Company or Affiliate. If the Committee so indicates in writing to a Participant, he or she may designate one or more beneficiaries who may exercise the rights of the Participant and receive any property distributable with respect to any Award upon the death of the Participant. Each Award, and each right under any Award, shall be exercisable, during the Participant's lifetime only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative.

(ii) Exceptions:

(A) *Gift Transfers.* Notwithstanding Section 6(g)(i) above, the Committee may permit, subject to establishment of appropriate administrative procedures, a Participant to transfer by gift an unexercised Stock Option or SAR and/or other unvested or unearned Awards, provided that all of the following conditions are met:

(1) The donees of the gift transfer are limited to Family Members and Family Entities.

(2) The Award is not further transferable by gift or otherwise by such Family Member or Family Entity.

(3) All rights appurtenant to the Award, including any exercise rights, are irrevocably and unconditionally assigned to the donee.

(4) Transfers under this Section 6(g) must meet all of the requirements under applicable provisions of the Code to be considered "gift" transfers.

(5) The donor and the donee have executed such form of agreement as the Committee may require pursuant to which each agree to be subject to such terms and conditions with respect to the transferred Award as the Committee may specify.

(6) The Employee has met any stock holding requirement imposed on such Employee by the Company, unless the requirement is waived by the Company.

(7) Except to the extent specified otherwise in the agreement all vesting, exercisability and forfeiture provisions that are conditioned on the Participant's continued employment or service shall continue to be determined with reference to the Participant's employment or service (and not to the status of the transferee) after any transfer of an Award pursuant to this Section 6(g), and the responsibility to pay any taxes in connection with an Award shall remain with the Participant, notwithstanding any transfer other than by will or intestate succession.

(8) For purposes of the Plan, the following definitions shall apply:

(i) Family Member means the Participant's natural or adopted child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, nephew, niece and any person sharing the Participant's household (other than a tenant or employee); and

(ii) Family Entity means any trust in which the Participant has more than a 50% beneficial interest and any entity in which the Participant and/or a Family Member owns more than 50% of the voting interests.

(B) Estate Transfers. In the case of death, Awards made hereunder may be transferred to the executor or personal representative of the Participant's estate or the Participant's heirs by will or the laws of descent and distribution.

(h) *Registration.* Any Shares granted under the Plan may be evidenced in such manner, as the Committee may deem appropriate, including without limitation, book-entry registration or issuance of a stock certificate or certificates. In the event any stock certificate is issued in respect of Stock granted under the Plan, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Shares.

Section 7. *Type of Awards.*

(a) *Options and Stock Appreciation Rights.* The Committee is hereby authorized to grant Options and Stock Appreciation Rights to Participants with the following terms and conditions and with such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine:

(i) *Exercise Price.* The exercise price per Share under an Option shall be determined by the Committee; provided, however, that except in the case of Substitute Awards, no Option or Stock Appreciation Right granted hereunder may have an exercise price of less than 100% of Fair Market Value of a Share on the date of grant.

(ii) *Times and Method of Exercise.* The Committee shall determine the time or times at which an Option or Stock Appreciation Right may be exercised in whole or in part; in no event, however, shall the period for exercising an Option or a Stock Appreciation Right extend more than 10 years from the date of grant. The Committee shall also determine the method or methods by which Options and/or Stock Appreciation Rights may be exercised, and the form or forms (including without limitation, cash, Shares previously acquired and Shares otherwise issuable under the Option, other Awards, or other property, or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price) in which payment of the exercise price of an Option may be made or deemed to have been made. The Committee may also allow cash and cashless exercise of an Option through a registered broker.

(iii) *Incentive Stock Options.* Notwithstanding anything to the contrary in this Section 7(a), in the case of the grant of an Option intending to qualify as an Incentive Stock Option: (A) if the Participant owns stock possessing more than 10 percent of the combined voting power of all classes of stock of the Company (a "10% Stockholder"), the exercise price of such Incentive Stock Option must be at least 110 percent of the Fair Market Value of the Shares on the date of grant and the Option must expire within a period of not more than five (5) years from the date of grant, and (B) "termination of employment" will occur when the person to whom an Award was granted ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company and its subsidiaries. Notwithstanding anything in this Section 7(a) to the contrary, Options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and instead will be deemed to be Non-Qualified Stock Options) to the extent that either (1) the aggregate Fair Market Value of Shares (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any subsidiary) exceeds $100,000, taking Options into account in the order in which they were granted, or (2) such Options otherwise remain exercisable but are not exercised within three months of termination of employment (or such other period of time provided in Section 422 of the Code).

(iv) *Stock Appreciation Rights (SARs).* Stock Appreciation Rights may be granted to Participants from time to time either in tandem with or as a component of other Awards granted under the Plan ("tandem SARs") or not in conjunction with other Awards ("freestanding SARs") and may, but need not, relate to a specific Option granted under this Section 7(a). Any Stock Appreciation Right granted in tandem with an Award may be granted at the same time such Award is granted or at any time thereafter before exercise or expiration of such Award. Upon exercise of a tandem SAR as to some or all of the shares covered by the grant, the related Option shall be canceled automatically to the extent of the number of shares covered by such exercise. Conversely, if the related Option is exercised as to some or all of the shares covered by the grant, the related tandem SAR, if any, shall be canceled automatically to the extent of the number of shares covered by the Option exercise. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in this Section 7 and all tandem SARs shall have the same exercise price, vesting, exercisability, forfeiture and termination provisions as the Award to which they relate. Stock Appreciation Rights may be settled in cash or stock at the discretion of the Committee.

(v) *No Repricing and Reload Without Stockholder Approval.* Other than in connection with a change in the Company's capitalization (as described in Section 4(c) of the Plan), the Company shall not, without stockholder approval, (i) reduce the exercise price of an Option or Stock Appreciation Right, (ii) exchange an Option or Stock Appreciation Right with an exercise price in excess of Fair Market Value for cash, another Award or a new Option or Stock Appreciation Right with a lower exercise price or (iii) otherwise reprice any Option or Stock Appreciation Right. Options shall not be granted under the Plan in consideration for and shall not be conditioned upon the delivery of Shares to the Company in payment of the exercise price and/or tax withholding obligation under any other employee stock option (No Reload).

(b) *Restricted Stock and Stock Units.* Subject to Section 4 hereof, the Committee is authorized to grant Awards of Restricted Stock and/or Stock Units to Participants with the following terms and conditions:

Restrictions. Restricted Stock and Stock Units may be granted at any time and from time to time prior to the termination of the Plan to Participants selected by the Committee. Restricted Stock is an Award or issuance of Shares of common stock the grant, issuance, retention, vesting and/or transferability of which is subject to such terms and conditions as the Committee deems appropriate. Terms and conditions may include, without limitation, continued employment over a specified period or the attainment of specified performance criteria (including, but not limited to, one or more Qualifying Performance Criteria in accordance with Section 15). Conditions may lapse separately or concurrently at such time or times, in such installments or otherwise, as the Committee may deem appropriate. Stock Units are Awards denominated in units of common stock under which the issuance of Shares of common stock is subject to such terms and conditions as the Committee deems appropriate. Terms and conditions may include, without limitation, continued employment over a specified period or the attainment of specified performance criteria (including, but not limited to, one or more Qualifying Performance Criteria in accordance with Section 15). Each grant of Restricted Stock and Stock Units shall be evidenced by an Award Agreement. A Stock Unit may be settled in cash or Shares as the Committee may determine from time to time.

(c) *Dividend Equivalents.* The Committee may, as a component of any other Award granted under the Plan, grant to Participants Dividend Equivalents under which the holders thereof shall be entitled to receive payments equivalent to dividends with respect to a number of Shares determined by the Committee, and the Committee may provide that such amounts shall be deemed to have been reinvested in Dividend Equivalent Shares or otherwise reinvested. Dividend equivalents may not be (i) granted in conjunction with options or SARs. Dividend equivalents shall be subject to the same vesting conditions as the underlying Award and shall only be settled if and to the extent the underlying Award vests.

(d) *Other Stock-Based Awards.* The Committee is hereby authorized to grant to Participants such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to Shares (including without limitation securities convertible into Shares), as are deemed by the Committee to be consistent with the purposes of the Plan.

(i) If applicable, Shares or other securities delivered pursuant to a purchase right granted under this Section 7(d) shall be purchased for such consideration, which may be paid by such method or methods and in such form or forms, including without limitation cash, Shares, other securities, other Awards or other property, or any combination thereof, as the Committee shall determine.

(ii)   In granting any Other Stock-Based Award pursuant to this Section 7(d), the Committee shall also determine what effect the termination of employment of the Participant holding such Award shall have on the rights of the Participant pursuant to the Award.

Section 8. *Vesting and Exercising.*

(a)   *General.* The Award Agreement shall designate the terms under which the Award vests and/or is exercisable according to terms and conditions authorized by the Committee and consistent with Plan provisions. There will be a one-year minimum vesting period for all awards under the Plan. For purposes of Awards granted to non-employee members of the Board, "one-year" may mean the period of time from one annual shareholders meeting to the next annual shareholders meeting, provided that such period of time is not less than fifty (50) weeks. Unless the Board provides otherwise, Stock Option and SAR awards must have a vesting period of not less than one-year. For purposes of the Plan, any reference to the "vesting" of an Option or a SAR shall mean any events or conditions which, if satisfied, entitle a Participant to exercise an Option or a SAR with respect to all or a portion of the Shares covered by the Option or a SAR. Vesting of a Restricted Stock Award or a Stock Unit shall mean any events or conditions which, if satisfied, entitle the Participant to the underlying stock certificate without restrictions (or cash as the case may be). Any awards of Restricted Stock or Stock Units as to which the sole restriction relates to the passage of time and continued employment must have a restriction period of not less than one year. Any Award, other than an Award described in the immediately preceding sentence, must provide for the lapse of restrictions based on performance criteria and level of achievement versus such criteria over a performance period of not less than one year, except in all cases, the Committee may provide for the satisfaction and/or lapse of all restrictions under any such Award in the event of the Participant's death, Disability or Retirement or a Change of Control and other similar events. Notwithstanding anything to the contrary herein, the Company reserves the right to make Awards representing up to 5% of the total Shares issued under the Plan that are fully vested upon the making of the Award or that require vesting periods shorter than those described in this Section 8 (a). In addition, the Committee may in its sole discretion accelerate vesting of an Award made hereunder on account of a "Termination with Conditions Imposed" as described under Section 8(b)(iii) in cases such as death, Disability and Retirement or following a Change of Control as discussed in Section 10 herein. Except as otherwise permitted by Section 409A of the Code, an Award constituting nonqualified deferred compensation subject to the provisions of Section 409A of the Code shall not be accelerated.

(b)   *Termination of Employment.* Unless the Committee specifies otherwise, either at the time of grant or thereafter, the following rules govern Awards upon a Participant's termination of employment not on account of a Change of Control:

(i)   *Death, Disability and Retirement.* Unvested outstanding Awards (including without limitation Stock Options, SARs, Restricted Stock or Stock Units), forfeit at death, Disability or Retirement unless the Committee, in its sole discretion, provides in the Award Agreement or otherwise for special vesting under those circumstances. With respect to Stock Options and SARS any special vesting provided by the Committee may also include an additional exercise period beyond the Participant's death, Disability or Retirement, however, that period may not be longer than the original term of the Award. The Committee may also waive in whole or in part any or all remaining restrictions and vest the Awards upon the Participant's death, Disability or Retirement. In addition, the Committee in its sole discretion may set forth special vesting rules with respect to Dividend Equivalents and Other Stock-Based Awards and may determine that the Participant's rights to Dividend Equivalents and Other Stock-Based Awards terminate at a date later than death, Disability and Retirement.

(ii)   *Sale of Business, Spin off Transactions.* In the case of a sale of business or a spin off transaction that does not constitute a Change of Control, the Committee shall determine the treatment of all outstanding Awards, including without limitation, determining the vesting terms, conversion of Shares and continued exercisability. Further, in the event the "business unit" (defined as a division, subsidiary, unit or other delineation that the Committee in its sole discretion may determine) for which the Participant performs substantially all of his or her services is spun off by the Company or an Affiliate in a transaction that qualifies as a tax-free distribution of stock under Section 355 of the Code, or is assigned, sold, outsourced or otherwise transferred, including an asset, stock or joint venture transaction, to an unrelated third party, such that after such transaction the Company owns or controls directly or indirectly less than 51% of the business unit, the Committee shall determine the treatment of all outstanding Awards held by the affected Participants

(iii) *Terminations with Conditions Imposed.* Notwithstanding the foregoing provisions describing the additional exercise and vesting periods for Awards upon termination of employment, the Committee may, in its sole discretion, condition the right of a Participant to vest or exercise any portion of a partially vested or exercisable Award for which the Committee has established at the time of making the Award an additional vesting or exercise period on the Participant's agreement to adhere to such conditions and stipulations which the Committee may impose, including, but not limited to, restrictions on the solicitation of employees or independent contractors, disclosure of confidential information, covenants not to compete, refraining from denigrating through adverse or disparaging communication, written or oral, whether or not true, the operations, business, management, products or services of the Company or its current or former employees and directors, including without limitation, the expression of personal views, opinions or judgments. The unvested Awards of any Participant for whom the Committee at the time of making the Award has given an additional vesting and exercise period subject to such conditions subsequent as set forth in this Section 8(b)(iii) shall be forfeited immediately upon a breach of such conditions and, if specified in an Award Agreement, any rights, payments or benefits with respect to an Award that became vested in connection with a termination of employment may be subject to recoupment upon a breach of such conditions.

(iv) *Termination for Other Reasons.* If a Participant terminates employment for reasons other than those enumerated above or in Section 10 below and the Committee has not created special rules surrounding the circumstances of the employment termination, the following rules shall apply.

(A) *Options and SARs.* Any vested, unexercised portion of an Option or SAR at the time of the termination shall be forfeited in its entirety if not exercised by the Participant within three (3) months of the date of termination of employment. Any portion of such partially vested Option or SAR that is not vested at the time of termination shall be forfeited. Any outstanding Option or SAR granted to a Participant terminating employment other than for death, Disability or Retirement, for which no vesting has occurred at the time of the termination shall be forfeited on the date of termination.

(B) *Restricted Stock and Stock Units.* All unvested Restricted Stock and Stock Units, or any unvested portion thereof, still subject to restrictions shall be forfeited upon termination of employment and reacquired by the Company.

(C) *Dividend Equivalents and Other Stock-Based Awards.* Any Dividend Equivalents or unvested portion of Other Stock- Based Awards made hereunder shall be forfeited upon termination of employment.

(c) *Forfeiture and Recoupment of Awards*

(i) Notwithstanding anything to the contrary herein, if at any time (including after a notice of exercise has been delivered) the Committee, including any subcommittee or administrator authorized pursuant to Section 3(c) (any such person, an "Authorized Officer"), reasonably believes that a Participant has engaged in Gross Misconduct as defined in this Section, the Authorized Officer may suspend the Participant's right to exercise any Stock Option or SAR or receive Shares under any other Award pending a determination of whether the Participant has engaged in Gross Misconduct. If the Committee or an Authorized Officer determines a Participant has engaged in Gross Misconduct, as defined herein, (including any Participant who may otherwise qualify for Disability or Retirement status), the Participant shall forfeit all outstanding Awards, whether vested or unvested, as of the date such Gross Misconduct occurs. In addition, the Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to recoupment upon the occurrence of Gross Misconduct. For purposes of the Plan, Gross Misconduct shall be defined to mean (1) the Participant's conviction of a felony (or crime of similar magnitude in non-U.S. jurisdictions) in connection with the performance or non-performance of the Participant's duties or (2) the Participant's willful act or failure to act in a way that results in material injury to the business or reputation of the Company or employees of the Company. "Material injury" for this purpose means substantial and not inconsequential as determined by the Committee, or its delegate. For this purpose there is no intended similarity between "Material Injury" and the accounting or securities standard of "materiality."

(ii) The Committee, in its sole discretion, may forfeit any outstanding Award on account of a Participant's violation of the terms of the Proprietary Interest Protection Agreement or similar agreement signed by the Participant which prohibits the Participant's assignment of intellectual property, transmission of confidential information, competition or solicitation of employees or business. In addition, the Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to recoupment upon such a violation.

(d) *Deferral of Taxation.* The Committee may establish rules allowing employees receiving stock awards under this Plan to defer the incidence of taxation on the vesting of an award in accordance with the rules promulgated under the Code.

(e) *Awards Subject to Clawback Policies.* All Awards and amounts payable under the Plan are additionally subject to the terms of any applicable clawback policies approved by the Board or Committee, as in effect from time to time, whether approved before or after the date of grant of an Award (as applicable, a "Clawback Policy"). Further, to the extent permitted by applicable law, including without limitation Section 409A of the Code, all amounts payable under the Plan are subject to offset in the event that a Participant has an outstanding clawback, recoupment or forfeiture obligation to the Company under the terms of any applicable Clawback Policy. In the event of a clawback, recoupment or forfeiture event under an applicable Clawback Policy, the amount required to be clawed back, recouped or forfeited pursuant to such policy shall be deemed not to have been earned under the terms of the Plan, and the Company shall be entitled to recover from the Participant the amount specified under the Clawback Policy to be clawed back, recouped or forfeited. IN ACCEPTING AN AWARD UNDER THE PLAN, A PARTICIPANT EXPRESSLY AGREES TO APPLICATION OF ANY APPLICABLE CLAWBACK POLICY.

Section 9. *Amendment and Termination of Awards.*

Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan, the following shall apply to all Awards.

(a) *Amendments to Awards.* Subject to Section 11, the Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue, cancel or terminate, any Award heretofore granted without the consent of any relevant Participant or holder or beneficiary of an Award. No such amendment, alteration, suspension, discontinuance, cancellation or termination may be made that would be adverse to the holder of such Award without such holder's consent, provided that no such consent shall be required with respect to any amendment, alteration, suspension, discontinuance, cancellation or termination if the Committee determines in its sole discretion that such amendment, alteration, suspension, discontinuance, cancellation or termination either (i) is required or advisable in order for the Company, the Plan or the Award to satisfy or conform to any law or regulation or to meet the requirements of any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. Subject to the foregoing, the Committee shall not waive any condition or rights under, amend any terms or alter, suspend, discontinue, cancel or terminate any Award if such action would result in the imposition on the Award of the additional tax provided for under Section 409A of the Code.

(b) *Adjustments of Awards Upon Certain Acquisitions*. In the event the Company or an Affiliate shall issue Substitute Awards, the Committee may make such adjustments, not inconsistent with the terms of the Plan, in the terms of Awards as it shall deem appropriate in order to achieve reasonable comparability or other equitable relationship between the assumed Awards and the Substitute Awards granted under the Plan.

(c) *Amendments*. No amendment, modification or termination shall accelerate the payment date of any Award constituting nonqualified deferred compensation subject to the provisions of Section 409A of the Code, except to the extent permitted under Section 409A of the Code without the imposition of the additional tax provided for under Section 409A of the Code.

Section 10. *Acceleration Upon a Change of Control.*

In the event of a Change of Control, the following shall apply:

(a) *Effect on Awards.* If a Participant incurs a "Termination of Employment" on account of a Change of Control (as defined in Section 2 (hh), as amended from time to time) upon or within two years after a Change of Control, or if a Participant is terminated before a Change of Control at the request of a third party who has taken steps reasonably calculated to effect a Change of Control and a Change of Control subsequently occurs, then upon the later to occur of such Termination of Employment or Change of Control (such later event, the "Triggering Event"):

   (i) *Options and SARs.* All Options and SARs outstanding on the date of such Triggering Event shall become immediately and fully exercisable without regard to any vesting schedule provided for in the Option or SAR and, to the extent the award is assumed by the acquirer, shall remain exercisable until the expiration of the option term. If Termination of Employment occurs after the Change of Control, but within two years of the Change of Control, all Options and SARs are vested upon the Change of Control and will become exercisable upon the earlier of the normal vesting date or upon Termination of Employment and will remain exercisable for the balance of the award term. If outstanding Option or SAR awards are not assumed by the acquirer, then the Options and SARs are exercisable upon the Change of Control if the Fair Market Value exceeds the exercise price.

   (ii) *Restricted Stock and Restricted Stock Units.* On the date of such Triggering Event, all restrictions applicable to any Restricted Stock or Restricted Stock Unit shall terminate and be deemed to be fully satisfied for the entire stated restricted period of any such Award, and the total number of underlying Shares shall become Released Securities. If Termination of Employment occurs after the Change of Control, but within two years of the Change of Control, or if outstanding Restricted Stock or Restricted Stock Units are not assumed by the acquirer, they will vest upon the Change of Control and will be converted into common stock at the earlier of normal vesting dates or Termination of Employment.

   (iii) *Dividend Equivalents.* On the date of such Triggering Event, the holder of any outstanding Dividend Equivalent shall be entitled to surrender such Award to the Company and to receive payment of an amount equal to the amount that would have been paid over the remaining term of the Dividend Equivalent, as determined by the Committee. If Termination of Employment occurs after the Change of Control, but within two years of the Change of Control, or if Dividend Equivalent Awards are not assumed by the acquirer, they will vest upon the Change of Control and will be paid at the earlier of normal vesting dates or Termination of Employment.

   (iv) *Other Stock-Based Awards.* On the date of such Triggering Event, all outstanding Other Stock-Based Awards of whatever type shall become immediately vested and payable in an amount that assumes that the Awards were outstanding for the entire period stated therein, as determined by the Committee. If Termination of Employment occurs after the Change of Control, but within two years of the Change of Control, or if the Other Stock-Based Awards are not assumed by the acquirer, they will vest upon the Change of Control and will be paid at the earlier of normal vesting dates or Termination of Employment

   (v) *Performance Awards.* On the date of such Triggering Event, Performance Awards conditioned on Performance Goals, including without limitation Stock Units, subject to achievement of performance goals for all performance periods, including those not yet completed, shall immediately become fully vested and shall be immediately payable or exercisable or released in common stock or cash, as the case may be, as if the Performance Goals had been fully achieved at target for the entire performance period. If Termination of Employment occurs after the Change of Control, but within two years of the Change of Control, or if the Performance Awards are not assumed by the acquirer, they will vest upon the Change of Control as if target performance for the entire performance period had been achieved and will be converted into common stock or paid in cash, as the case may be, at the earlier of normal vesting dates or Termination of Employment.

   (vi) The Committee's determination of amounts payable under this Section 10 shall be final. Except as otherwise provided in Section 10, any amounts due under this Section 10 shall be paid to Participants within 45 days after such Triggering Event.

   (vii) The provisions of this Section 10 shall not be applicable to any Award granted to a Participant if the Change of Control results from such Participant's beneficial ownership (within the meaning of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) of Shares or other Company common stock or Company voting securities as a Participant in a transaction described in (b) below.

(viii) To the extent required to avoid any additional taxes or penalties under Section 409A of the Code, in the event of a resignation of a Participant on account of Good Reason (as defined in Section 2(hh) above), if the period during which a payment or benefit may be made by the Company falls within more than one calendar year, such payment or benefit shall be provided to the Participant in the later calendar year.

(b) *Change of Control Defined.* A "Change of Control" shall be deemed to have occurred as described in Section 2(e) (as amended from time to time). However, that, as to any Award under the Plan that consists of deferred compensation subject to Section 409A, the definition of "Change of Control" shall be deemed modified to the extent necessary to comply with Section 409A.

Section 11. *Amendment or Termination of the Plan.*

Except to the extent limited under Section 15 herein, prohibited by applicable law or otherwise expressly provided in an Award Agreement or in the Plan, the Board of Directors may amend, alter, suspend, discontinue, or terminate the Plan, including without limitation any such action to correct any defect, supply any omission, clarify any ambiguity or reconcile any inconsistency in the Plan, without the consent of any stockholder, Participant, other holder or beneficiary of an Award, or Person; provided that any such amendment, alteration, suspension, discontinuation, or termination that would impair the rights of any Participant, or any other holder or beneficiary of any Award heretofore granted shall not be effective without the approval of the affected Participant(s); and provided further, that, notwithstanding any other provision of the Plan or any Award Agreement, without the approval of the stockholders of the Company no such amendment, alteration, suspension, discontinuation or termination shall be made that would:

(a) increase the total number of Shares available for Awards under the Plan, except as provided in Section 4 hereof;

(b) reduce the price at which Options or Stock Appreciation Rights may be granted below the price provided for in Section 7(a)(i);

(c) reduce the exercise price of outstanding Options or Stock Appreciation Rights;

(d) extend the term of this Plan;

(e) change the class of persons eligible to be Participants; or

(f) otherwise amend the Plan in any manner requiring stockholder approval by law or under the New York Stock Exchange listing requirements.

Section 12. *General Provisions.*

(a) *Conditions and Restrictions Upon Securities Subject to Awards.* The Committee may provide that the Shares issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including without limitation, conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Shares issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Shares already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including without limitation, (i) restrictions under an insider trading policy or pursuant to applicable law, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant and holders of other Company equity compensation arrangements, (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers and (iv) provisions requiring Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

(b) *Compliance with Laws and Regulations.* This Plan, the grant, issuance, vesting, exercise and settlement of Awards thereunder, and the obligation of the Company to sell, issue or deliver Shares under such Awards, shall be subject to all applicable Federal, state, local and foreign laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Participant's name or deliver any Shares prior to the completion of any registration or qualification of such shares under any Federal, state, local or foreign law or any ruling or regulation of any government body which the Committee shall determine to be necessary or advisable. To the extent the Company is unable to or the Committee deems it not appropriate or infeasible to obtain authorization from any regulatory body having jurisdiction, which authorization is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, or otherwise to satisfy the legal requirements in an applicable jurisdiction in a manner consistent with the intention of the Plan or any Award under the Plan, the Company and its Subsidiaries shall be relieved of any liability with respect to the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. No Option or stock-settled Stock Appreciation Rights shall be exercisable and no Shares shall be issued and/or transferable under any other Award unless a registration statement with respect to the Shares underlying such Option or Stock Appreciation Rights is effective and current or the Company has determined that such registration is unnecessary.

(c)   *No Rights to Awards.* No Employee, Participant or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees, Participants, or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each Participant.

(d)   *No Limit on Other Compensation Agreements.* Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation arrangements and such arrangements may be either generally applicable or applicable only in specific cases.

(e)   *No Right to Employment.* The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Affiliate. Further, the Company or an Affiliate may at any time dismiss a Participant from employment, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(f)   *Withholding.* To the extent required by applicable Federal, state, local or foreign law, a Participant (including the Participant to whom an Award that has been transferred was originally granted) or in the case of the Participant's death, the Participant's estate or beneficiary, shall be required to satisfy, in a manner satisfactory to the Company, any withholding tax obligations that arise by reason of an Option or Stock Appreciation Right exercise, disposition of Shares issued under an Incentive Stock Option, the vesting of or settlement of an Award, an election pursuant to Section 83(b) of the Code or otherwise with respect to an Award. The Company and its Affiliates shall not be required to issue Shares, make any payment or to recognize the transfer or disposition of Shares until such obligations are satisfied. The Company or any Affiliate may withhold from any Award granted or any payment due or transfer made under any Award or under the Plan the amount (in cash, Shares, other securities, other Awards, or other property) of withholding Federal, state or local taxes due in respect of an Award, but no more than the minimum tax withholding required to comply with such law, its exercise, or any payment or transfer under such Award or under the Plan and to take such other action as may be necessary in the opinion of the Company or Affiliate to satisfy all obligations for the payment of such taxes.

(g)   *Governing Law.* The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Delaware and applicable Federal law.

(h)   *Severability.* If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person, or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(i)   *No Trust or Fund Created.* Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(j)   *No Fractional Shares.* No fractional Share shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated, or otherwise eliminated.

(k)   *Headings.* Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

Section 13. *Effective Date of the Plan.*

The Plan was initially approved by the Board of Directors on April 8, 2024 and approved by the Company's stockholders on May 6, 2024 (the "Effective Date"). Amendments to the Plan were approved by the Board of Directors effective November 5, 2025 that were not subject to approval by the stockholders of the Company. Further Amendments to the Plan were approved on March 14, 2025 that shall be subject to approval by the stockholders of the Company, with the date of such approval being the "Amendment Effective Date".

Section 14. *Term of the Plan.*

No Award shall be granted under the Plan after May 6, 2034. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee hereunder to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board of Directors of the Company to amend, modify or terminate the Plan, shall extend beyond such date.

Section 15. *Committee Discretion and Internal Revenue Code Compliance.*

(a)   The Committee may, in its sole discretion, reduce the number of Shares subject to Covered Awards or the amount which would otherwise be payable pursuant to Covered Awards; provided, however, that the provisions of Section 9 shall override any contrary provision of this Section 15.

(b)   The Committee may appropriately adjust any evaluation of performance under a Performance Goal to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment or a business or related to a change in accounting principle all as determined in accordance with standards established by opinion No. 30 of the Accounting Principles Board (APB Opinion No. 30) or other applicable or successor accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements, including the notes thereto, and (B) may appropriately adjust any evaluation of performance under a Performance Goal to exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation, claims, judgments or settlements, (iii) the effect of changes in tax law or other such laws or provisions affecting reported results, (iv)accruals for reorganization and restructuring programs, and (v) accruals of any amounts for payment under this Plan or any other compensation arrangement maintained by the Company.

(c)   *Internal Revenue Code Compliance:* The Committee intends to structure awards under this Plan to be deductible under the Internal Revenue Code wherever possible. However, since corporate objectives may not always be consistent with the requirements for full deductibility, the Committee reserves the right, when appropriate, to issue awards under this Plan which may not be deductible under the Internal Revenue Code. Specifically, Awards under the Plan are intended to comply with Section 409A of the Code and all Awards shall be interpreted in accordance with such section and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the effective date of the Plan. Notwithstanding any provision of the Plan or any Award Agreement to the contrary, in the event that the Committee determines that any Award may or does not comply with Section 409A of the Code, the Company may adopt such amendments to the Plan and the affected Award (without Participant consent) or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (i) exempt any Award from the application of Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to such Award, or (ii) comply with the requirements of Section 409A of the Code. The Committee may from time to time establish procedures pursuant to which Covered Employees will be permitted or required to defer receipt of amounts payable under Awards made under the Plan; provided, however, that any such deferral shall be implemented in a manner consistent with the requirements of Section 409A of the Code, to the extent applicable.

Approved by the Board of Directors: April 8, 2024

Approved by the Stockholders: May 6, 2024

Amended by the Board of Directors: November 5, 2024

Approved by the Board of Directors: March 14, 2025

Approved by the Stockholders: May 13, 2025